As confidentially submitted to the Securities and Exchange Commission on October 13, 2020.
This draft registration statement has not been publicly filed with the Securities and
Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Karat Packaging Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	3089 (Primary Standard Industrial Classification Code Number)	83-2237832 (I.R.S. Employer Identification Number)
6185 Kimball Avenue
Chino, CA 91708
Telephone: (626) 965-8882
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alan Yu
Chief Executive Officer
6185 Kimball Avenue
Chino, CA 91708
Telephone: (626) 965-8882
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark Y. Liu Christina C. Russo Akerman LLP 601 W. 5th Street, 3rd Floor Los Angeles, CA 90071	Stephen Older Rakesh Gopalan McGuireWoods LLP 1251 Avenue of the Americas, 20th Floor New York, NY 10020
Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.001 per share	$75,000,000	$8,182.50
Total	$75,000,000	$8,182.50

(1)
Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(3)
Includes $6,060 previously paid by the Registrant in connection with the registration fee for the Registration Statement on Form S-1 (No. 333-233809), which was withdrawn by the Registrant on October 17, 2019.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated         , 2020
Preliminary Prospectus

        Shares
Karat Packaging Inc.
Common Stock

This is the initial public offering of shares of common stock of Karat Packaging Inc. All of the shares included in this offering are being sold by us.
We currently estimate that the initial public offering price will be between $      and $       per share. Prior to this offering, no public market exists for our shares. We have applied for the listing of our common stock on The Nasdaq Global Market under the symbol “KRT.”
We are an “emerging growth company” under the federal securities laws and, as such, we have elected to be subject to reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”
The offering is being underwritten on a firm commitment basis. We have granted the underwriters an option to buy up to an additional          shares of common stock from us to cover over-allotments, if any. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)
See “Underwriting” on page 91 of this prospectus for a description of the compensation payable to the underwriters.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about            , 2020.
Stifel
The date of this prospectus is            , 2020.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, operating results, and prospects may have changed since such date.
Through and including            , 2020 (25 days after the date of this prospectus), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.
For investors outside the United States: No action is being taken by us or the underwriters to permit a public offering of our common stock or the possession or distribution of this prospectus in any jurisdiction outside the United States. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.
i

Certain Trademarks, Trade Names, and Service Marks
This prospectus contains trademarks, trade names and service marks that we use in our business. Each one of these trademarks, trade names and service marks is either (i) our registered trademark, trade name or service mark, (ii) a trademark, trade name or service mark for which we have a pending application, (iii) a trademark, trade name or service mark for which we claim common law rights or (iv) a trademark, trade name or service mark that is owned by a third party and used by us under license. All other trademarks, trade names or service marks appearing in this prospectus belong to their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the information in “Risk Factors”, “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
As used in this prospectus, “we”, “us”, “our”, “Karat”, “the Company” or “our Company” refer to Karat Packaging Inc., a Delaware corporation, and, unless the context requires otherwise, our operating subsidiaries. References to “Global Wells” or “our variable interest entity” refer to Global Wells Investment Group LLC, a Texas limited liability company and our consolidated variable interest entity, in which the Company has an equity interest and which is controlled by one of our stockholders. References to “Lollicup” refer to Lollicup USA Inc., a California corporation, our wholly-owned subsidiary.
Our Company
We are a rapidly-growing specialty distributor and select manufacturer of environmentally-friendly disposable foodservice products and related items. We are a nimble supplier of a wide range of products for the foodservice industry, including food and take out containers, bags, tableware, cups, lids, cutlery, straws, specialty beverage ingredients, equipment, gloves and other products. Our products are available in plastic, paper, biopolymer-based and other compostable forms. Our Karat Earth® line provides environmentally friendly options to our customers, who are increasingly focused on sustainability. We offer customized solutions to our customers, including new product development, design, printing and logistics services. While a substantial majority of our revenue is generated from the distribution of our vendors’ products, we do manufacture products ourselves. Our goal is to be the single-source provider to our customers for all of their disposable foodservice products and related needs.

Karat®

Karat® earth

ONE
ONE
ONE

Karat Products:

Wide selection of high-quality, single-use disposable products, including food and take out containers, bags, tableware, cups, lids, cutlery and straws, which can also be custom printed

Karat Earth® Products:

Sustainable, ethically-sourced product line includes food and take out containers, bags, tableware, cups, lids, cutlery and straws, which can also be custom printed

Our customers include a wide variety of national and regional distributors, restaurant chains, retail establishments and online (or e-commerce) customers. Our products are well suited to address our customers’ increased focus on take out and delivery capabilities. Our blue chip customer base includes well-known fast casual chains such as Applebee’s Neighborhood Grill + Bar, Chili’s Grill & Bar, Chipotle Mexican Grill, Corner Bakery Cafe and TGI Fridays, as well as fast food chains including The Coffee Bean & Tea Leaf, El Pollo Loco, In-N-Out Burger, Jack in The Box, Panda Express, Raising Cane’s Chicken Fingers and Torchy’s Tacos. As our capabilities, product offering and footprint expand, we are also beginning to supply products to regional and national supermarket chains, airlines, sports and entertainment venues and other non-restaurant customers. Our strong brand recognition in the foodservice industry, nimble operations and rapidly increasing size and scope of our distribution network provide us with a significant advantage that enables us to acquire new customers as well as increase our business with existing customers. For the six months ended June 30, 2020, and for the years ended December 31, 2019 and December 31, 2018, no single customer represented more than 10% of our revenue.
We have grown net sales at a compound annual growth rate of 25.5% over the past seven years. This historical growth is largely due to our continued expansion into new end markets and product categories, as well as our growing position as a strategically important supply chain partner to our customers. For the six months ended June 30, 2020, net sales of our traditional foodservice products grew 7.9% compared to the six months ended June 30, 2019. When the COVID-19 pandemic began to impact the U.S. earlier this year, we were able to act quickly and source a significant amount of COVID-19 related products via our extensive global supplier relationships when competitors could not. As a result, we realized a collective 37.2% net sales increase across the business for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. While COVID-19 related products are not a key area of our growth strategy, being able to offer these products at the outset of the pandemic demonstrated our nimble sourcing capabilities and our importance as a value added supply chain partner for many of our new and existing customers. Our performance through the pandemic further enhanced our reputation in the market.

We operate our business strategically and with broad flexibility to provide both our large and small customers with the wide spectrum of products they need to successfully run and grow their businesses. We believe our ability to source products quickly on a cost effective basis via a global supplier network, complemented by our manufacturing capabilities for select products, has established us as a differentiated provider of high-quality products relative to our competitors. We have recently made significant investments to establish and grow our e-commerce distribution channel www.lollicupstore.com. This channel, utilized primarily by small- and medium-sized businesses, served over 41,000 customers during the six months ended June 30, 2020, with our online net sales growing by 79.8% compared to the six months ended June 30, 2019. We primarily attribute this growth to increased sales of take out containers, bags and related products tied to amplified take out and delivery activity during the second quarter of 2020 as the U.S. adapted to restrictions imposed during the COVID-19 pandemic. We view this as part of a broader acceleration in the shift in consumer preferences towards food delivery and “to go” ordering, which we expect to continue. Our e-commerce channel offers the entire range of our products for online procurement, and we believe it will continue to remain key to our business going forward. Additionally, the e-commerce channel enables us to cross market other products to our customers that they may be purchasing from competitors.
We classify our customers into four categories: distributors, national chains, retail and online.
•
Distributors: national and regional distributors across the U.S. that purchase our products and provide a channel to offer our products to restaurants, offices, schools, government entities and other end users.

•
National chains: typically fast casual and fast food restaurants with locations across multiple states to which we supply specified products. We enter into sales contracts with a subset of our national chains customers, providing visibility into future revenue.

•
Retail: primarily regional bubble tea shops, boutique coffee shops and frozen yogurt shops that often purchase our specialty beverage ingredients and related items.

•
Online: small businesses, often with less than two locations, such as small restaurants, bubble tea shops, coffee shops, juice bars, smoothie shops and some customers who purchase for personal use.

The diversity of our customer types provides us with the ability to source products efficiently while maintaining a broad product offering, as we are able to sell many products across multiple customer segments. We expect a large proportion of our growth to come from national chains and our higher margin online customers.
The following graphics illustrate our net sales mix and net sales by customer type for the six months ended June 30, 2020. Distribution accounted for 86% of net sales during this period, while manufacturing accounted for 14% of net sales. We expect manufacturing will remain a relatively small portion of our sales mix going forward, but believe it provides us with the flexibility to provide customized products with short lead times to complement our global sourcing capabilities. Also shown below is our net sales by customer type for the same period.

Net Sales Mix
(Six Months Ended June 30, 2020)

14%
86%
Distribution
Manufacturing

Net Sales by Customer Type
(Six Months Ended June 30, 2020)

12%
14%
53%
21%
Distributors
National Chains
Retail
Online

The disposable foodservice products industry is large and growing. Based on data from Coherent Market Insights, we estimate the global disposable foodservice products market to be approximately $64 billion. They estimate the market will grow to $78 billion by 2025, representing a 4.1% compound annual growth rate. Our industry is benefitting from shifting consumer preferences towards both food delivery and “to go” ordering, a trend that pre-dated the COVID-19 pandemic. As consumer preferences have evolved, foodservice establishments have realized that the at-home dining experience is closely linked to the quality of the packaging utilized. Rapidly growing demand for quality take out packaging solutions has also contributed to significant capacity constraints and product shortages within the industry.
During the COVID-19 pandemic, our ability to source products quickly and efficiently via our global supply chain has allowed us to serve new and existing customers. We were able to augment our broad product offering and source high-demand items such as face masks and shields, gloves and hand sanitizer to help build our reputation as a nimble and dependable supplier. We have increased our total customers from approximately 20,000 in 2019 to over 45,000 through September 30, 2020. In addition, we have been able to grow our wallet share with many customers, in particular our national chains, by supplying them a broader range of our foodservice disposables and related products. We believe that the current environment has accelerated the shift in consumer preferences towards food delivery and “to go” ordering, which we expect to continue as the U.S. emerges from the COVID-19 pandemic.
For the six months ended June 30, 2020, we sold approximately $30.3 million of COVID-19 related products, including $17 million and $9 million in the months of April and May, respectively. Since its peak in April 2020, COVID-19 related products have declined to approximately 10% or less of net sales in each month since June 2020.
We operate an approximately 500,000 square foot distribution center located in Rockwall, Texas, and an approximately 300,000 square foot distribution center in Chino, California. We have select manufacturing capabilities in both of these facilities as well. In addition, we operate three other distribution centers located in Sumner, Washington, Summerville, South Carolina, and Branchburg, New Jersey. Our New Jersey location is an approximately 108,000 square foot facility that recently opened in July 2020. We also intend to double the capacity of our current distribution center in South Carolina to better service customers in the Southeast region. Our distribution centers are strategically located in proximity to major population centers, including the Los Angeles, Dallas, New York, Seattle and Atlanta metro areas.

Distribution
WASHINGTON
Sumner, WA
~46,000 sq. ft.
Leased facility
Distribution and manufacturing
CALIFORNIA
Chino, CA
~300,000 sq. ft.
Leased facility
Distribution and manufacturing
TEXAS
Rockwall, TX
~500,000 sq. ft.
Leased facility
Distribution
NEW JERSEY
Branchburg, NJ
~108,000 sq. ft.
Leased facility
Distribution
SOUTH CAROLINA
Summerville, SC
~63,000 sq. ft.
Leased facility

We were founded in 2000 by Alan Yu and Marvin Cheng in San Gabriel, California as Lollicup USA Inc., a California corporation. Initially our business was focused on the establishment, franchising and licensing of bubble tea stores nationwide. Considered a pioneer for the bubble tea business in North America, our business grew rapidly from a single Lollicup Tea Café store in 2000 to more than 60 stores in 2006. In order to ensure consistency across our stores, we expanded our focus in 2004 to include the distribution of supplies for the bubble tea industry. In 2013, we sold the retail bubble tea business to certain of Lollicup’s shareholders. In 2014, as a result of a growing demand across the foodservice industry for our packaging goods, we began distributing and manufacturing products under our Karat brand in our California facility. Karat Packaging Inc. was incorporated in September 2018 as the holding company for Lollicup.
Competitive Strengths
We believe the following strengths fundamentally differentiate us from our competitors and drive our success:
One-stop shop with broadest product offering for the foodservice market and highly nimble sourcing capabilities
We offer customers a wide selection of single-use disposable foodservice products, with over 6,000 SKUs across a broad range of product categories. Key offerings include food and take out containers, bags, tableware, cups, lids, cutlery and straws primarily sourced through our diverse supplier base. Our strong relationships with our suppliers allow us to offer customers products that both preserve the highest possible food quality and meet the unique needs of their business. Furthermore, these supplier relationships allow us to offer custom-branded and custom-designed products with fast turnaround times and at competitive prices. Our Karat Earth® specialty line of environmentally-friendly products are made from renewable resources that are ethically sourced. Also, we have never used Styrofoam in any of our Karat products. The Karat Earth® line includes food and take out containers, bags, tableware, cups, lids, cutlery and straws. Customers can order products that are plain or custom printed to feature their brand. We intend to invest further in research and development for our Karat Earth® line to significantly expand our product offering to meet the needs of our customers and the evolving regulatory landscape.
We often are a key supply chain partner integral to the daily operations of our customers. Our ability to quickly provide premium products at competitive prices has typically allowed us to become a trusted supplier to our customers. Through an ongoing feedback loop, as customer demand varies and new needs emerge, we are able to act nimbly and qualify new suppliers quickly to augment our product offering. These capabilities made us a key partner to our customers as the COVID-19 pandemic began to unfold, as we were able to rapidly source both key foodservice and COVID-19 related products that our competitors could not.
Focus on distribution and advanced logistics network, complemented by flexible manufacturing capabilities
We consider our increasingly sophisticated distribution capabilities and related strength in logistics to be an important core competency and key differentiator from our competitors. We own a fleet of 66 trucks, 24 trailers, 9 bobtails and 9 chassis, and as of October 2020 employ 31 drivers in our logistics division. This model has resulted in more efficient distribution to customers, reducing the need for reliance on third-party logistics providers such as FedEx and United Parcel Service. Our strategically located facilities give us a strong national footprint, which positions us well to serve regions across the U.S. in a timely fashion. We intend to continue to add to our capabilities via further distribution center openings and expansions, the purchase of additional vehicles, the hiring of additional drivers and additional logistics service offerings.
Our California and Texas facilities have a portion of operational capacity dedicated to manufacturing capabilities as well. For the six months ended June 30, 2020, approximately 14% of our revenues were generated from the sale of products manufactured in-house. We view distribution as our primary focus and growth driver, but utilize our manufacturing capabilities as a complement to the base distribution business. This approach allows us to source products at competitive prices, as we are able to compare supplier procurement costs versus domestic manufacturing costs to determine the most efficient path to fulfilling customer orders.
Diverse and growing blue-chip customer base
We sell and distribute a broad portfolio of single-use disposable foodservice products to more than 45,000 customers nationwide including leading chain restaurants, distributors, convenience stores, retail establishments and online customers. Our blue-chip customers include leading fast casual chains such as

Chili’s Grill & Bar and Chipotle Mexican Grill, as well as fast food chains El Pollo Loco and Panda Express, among others. We intend to further expand our customer base by selling our products to non-traditional foodservice customers, including regional and national supermarket chains, airlines, sports and entertainment venues and other non-restaurant customers. Plans for such expansion are already underway and beginning to yield positive results and a diversification of our customer base.
Significant financial momentum
We continue to achieve strong revenue growth, and have made significant strides in improving our margin profile. Our revenue grew at a compound annual growth rate of 26.7% from 2017 to 2019. Gross profit margins increased from 27.3% for the six months ended June 30, 2019 to 31.4% for the six months ended June 30, 2020. The margin increase can be attributed primarily to an increase in higher margin business-to-business and e-commerce sales, a shift in product mix to higher margin products (i.e. take out containers, films, foils and bags), reduced reliance on Chinese suppliers, mitigating the effect of tariffs. We are also steadily increasing the percentage of our sales to retail and online customers, which are our higher margin sales channels.
Experienced and growth oriented management team
We have assembled a strong executive management team to lead our company in its next phase of growth, supported by a deep bench of functional area leads across the organization. Our co-founders Alan Yu and Marvin Cheng have worked together over the last 20 years to aggressively drive growth across the business. Joanne Wang joined us in 2003 and was appointed Chief Operating Officer in 2018, helping to drive our pricing structure and sales training programs and overseeing general operational functions. Our Chief Financial Officer, Ann Sabahat, joined us in 2020, bringing years of public company experience and 22 years as a CPA to further bolster our finance and accounting functions.
Growth Strategy
Our goal is to become a leading single-source provider to a broad set of customers for all of their disposable foodservice products and related needs. We plan to continue to grow our business and increase our profitability through the following key initiatives:
Continue to build our e-commerce distribution channel
We believe there is an opportunity to significantly grow our higher margin e-commerce business to a more meaningful percent of revenue by continuing our investments in people, software and technology. By committing additional resources and upgrading our website and online advertising efforts, we expect to enhance our e-commerce experience to better support the needs of our customers. Our e-commerce retail channel is our highest margin channel of distribution. By offering our entire range of products online and bolstering our logistics capabilities, our customers can conveniently order products themselves on an ad hoc basis. While we expanded our e-commerce business from approximately 9% of sales for the six month period ended June 30, 2019 to 12% for the six month period ended June 30, 2020, we believe that offering free shipping could result in significant increases to our e-commerce revenue. We are evaluating introducing a subscription model similar to Amazon Prime to drive additional growth in this area.
Disrupt the traditional foodservice supply chain
The traditional foodservice supply chain consists of manufacturers selling through a multi-layer distribution network before the product reaches the end customer. As a full service distributor ourselves, we are able to provide products directly to the end user, eliminating the need for the traditional multi-layer supply chain. Environmental pressure on single-use disposable plastics is already causing a need for new sources of supply. The Karat Earth® brand is a plant-based line of compostable products that meets the growing demand for renewable and ethically-sourced products. Our nimble operating model can serve customers more quickly than the traditional supply chain, and allows us to react rapidly to customers’ changes in demand.

Grow our base business with incremental revenue from existing customers
We intend to continue to increase penetration within our existing customer base. We believe there is an opportunity to offer additional product lines allowing us to become a true “one-stop” supplier. Our unique ability to serve customers as a reliable supplier with strong customer service at competitive prices has positioned us to be a frequent recipient of requests for proposals from our existing customers as they look for new sources of supply. Our national chains net sales grew at a 28% compound annual growth rate from 2017 to 2019 as we grew our business with existing customers and added new customers. Offering a larger range of products, coupled with our ability to provide custom specifications and configurations to existing products, will allow us to better serve the needs of our customers and increase retention further. We have historically experienced consistently high customer retention rates as a result of our dedication to our customers and our hands-on approach. For the twelve months ended December 31, 2019, our major customer retention rate, defined as year over year retention of our top 200 customers, was 99%. The net sales from our top 100 customers for the six months ended June  30, 2020 exceeded net sales from the same customers for the six months ended June  30, 2019.
Expand our customer base via new capabilities, geographies, products, services and end markets
We believe our addressable market continues to grow as emerging businesses like Grubhub, Uber Eats, DoorDash and others expand the need for foodservice disposable products. We plan to continue to add new experienced sales team members to broaden our reach and more efficiently provide customer service as we grow. We also intend to add to our distribution capabilities by expanding our existing distribution centers and by adding additional distribution centers in South Carolina and Washington. We see distribution facility expansion opportunities on the East Coast and in the Midwest, and anticipate hiring additional drivers and placing sales team members in those regions as well. We intend to double the capacity of our current distribution center in South Carolina to better serve customers in the Southeast region, and the recent opening of our New Jersey facility in July 2020 increased our presence and capabilities in the Northeast to better serve that region going forward. We plan to continuously evaluate and expand our product and service offerings to respond to customer demand and enter new end markets, including sports venues, supermarket chains, airlines and other non-traditional foodservice markets. We see substantial opportunity to further expand our customer base with many individual customers through our select food and drink offerings (i.e. bubble tea, coffee, sauces and syrups) available via our e-commerce channel. In addition, we see significant opportunity with supermarket chains to gain wallet share by providing fruit trays, vegetable containers, compostable meat trays and other related items, all of which are higher margin products than some of our other products.
Execute on operational initiatives to drive margin expansion
Significant investments in technology in recent years have bolstered our capabilities, including the installation of our own proprietary Warehouse Management System (WMS), which is expected to incrementally lower general and administrative expenses on a go-forward basis. In the first six months of 2020, we were able to reduce selling, general and administrative expenses as a percent of net sales by 516 basis points versus the first six months of 2019 as we made improvements in reducing excess production and labor costs from our manufacturing operations as well as reducing professional fees from outside sales representatives and brokers who historically have been less efficient than our growing internal sales force. In the first half of 2020, we expanded our in-house sales team by 55%, and now have 17 sales people spread across the country focused on driving sales of our higher margin product lines. We will continue to pursue similar cost and margin initiatives as needed.
Pursue strategic acquisitions
We have the opportunity to capitalize on our existing infrastructure and expertise by continuing to selectively pursue opportunistic acquisitions in order to expand the breadth of our distribution network, increase our operating efficiency and add additional products and capabilities. Although we do not have current plans to pursue a specific acquisition target, we are considering a group of potential targets, many of which we may explore in the next 12 months. We see certain acquisition opportunities on the East Coast and in the Midwest that we expect would enhance our national footprint. Additionally, the potential to acquire existing and new suppliers, particularly in the U.S., may further reduce our reliance on the Asian supply chain, creating more diversified sourcing options for our customers.
Our Industry
The disposable foodservice products industry is large and growing. According to Coherent Market Insights, the global market for disposable foodservice products is expected to be $64 billion in 2020. They estimate the market will grow to $78 billion by 2025, representing 4.1% compounded annual growth between 2020 and 2025. The primary categories of disposable foodservice products include food packaging, containers, tableware, cups, lids, cutlery, straws, napkins and bags. The large breadth and scope of products is reflected in the diverse nature of the industry participants, which range from large international conglomerates to smaller regional and niche companies. As a result, the industry is represented by a large number of companies and remains highly fragmented. Similarly, end customers of the disposable foodservice products industry are equally diverse in composition. The restaurant and foodservice categories that are the primary purchasers of our products include quick service restaurants (QSRs), fast casual, convenience stores, specialty drink establishments, casual dining and increasingly, premium casual and family dining restaurants. We estimate our growth to significantly outpace the industry average given our increase in sales of high demand items like take out containers and bags, our ability to continuously augment our product offering to address customer needs and our avoidance of product categories in decline, including Styrofoam and other materials in the process of being banned under various governmental regulations.
The industry is currently experiencing a period of both growth and transition as a result of several key factors that have emerged in recent years and have accelerated during the COVID-19 pandemic. These include the growing market for food delivery and take out dining; new governmental regulations primarily resulting from an increasingly environmentally-conscious public; and growing consolidation within the disposable foodservice products industry. We believe that we will benefit from a continuation of these market trends due to our diverse product offering, customer-centric approach, commitment to environmentally-friendly products and the flexibility of our business model.
Food delivery and take out
With the growing trend towards at home dining and mobility-oriented e-commerce, food delivery and take out dining are currently experiencing rapid growth. Data from the National Restaurant Association and Technomic shows that operators are increasingly acknowledging the importance of off-premises dining, with 78% of operators saying off-premises programs are a strategic priority. Based on data from Uber’s acquisition of Postmates, the online delivery market was $19 billion in 2018 and is expected to grow at a compound annual growth rate of 18.1% to $61 billion by 2025. This growth is driven in large part by e-commerce companies such as Grubhub, Uber Eats, DoorDash and others. We believe the market opportunity will continue to expand for years to come, as online delivery penetration is only expected to reach 13% by 2025. In order to benefit from this growing market trend, foodservice establishments are actively trying to provide a high quality at-home dining customer experience that is comparable to the in-restaurant experience. Central to this effort is food quality and overall presentation where take out containers and related products play a critical role. Restaurants are seeking to develop high quality, customized disposables that not only provide the freshest and best possible food experience, but also provide a premium, branded at-home dining experience.
Governmental regulations
Environmental concerns regarding disposable products broadly have resulted in a number of significant changes that are specific to the foodservice industry, including regulations applicable to our customers. State and local governments have been actively enacting legislation that prohibits certain types of end-products as well as the use of certain raw materials used in manufacturing. In September 2018, the state of California effected legislation that severely restricts the use of plastic straws in full service restaurants beginning January 1, 2019. Similar legislation has been enacted by local governments and municipalities throughout the country. In addition to plastic straws, in July 2018, the city of Seattle banned the use of plastic utensils at all foodservice businesses. Additionally, numerous local legislative prohibitions on the use of single use Styrofoam products have been implemented. This includes New York City, where a ban on single use Styrofoam became effective in January 2019 and a state-wide ban on single-use plastic carryout bags became effective in March 2020. As a result of these changes, which are expected to increase in scope and geography, foodservice establishments are looking to source alternative products made from biodegradable materials and other environmentally-friendly options. We believe we are well positioned to benefit from increasing government regulation and environmental concerns given our strong portfolio of sustainable products, including our Karat Earth® line.
Additionally, evolving foreign trade policy by the U.S. federal government has resulted in the imposition of tariffs on a number of imported foodservice disposable products, including those imported from China. To avoid the resulting higher product costs, many domestic purchasers may seek to establish alternative distribution channels and source products from U.S. based manufacturers or from other, non-tariffed countries.
Industry consolidation
Over the last several years, there has been significant consolidation within the industry, both in distribution and manufacturing. This is due in part to larger and more established companies seeking to generate growth and maintain profitability through the expansion of their product offering. As is common in the disposable foodservice products industry, larger companies typically broaden their product portfolio through the acquisition of established companies, rather than building out new product categories organically. As consolidation occurs, existing customers often find themselves facing challenges of changing product availability, discontinuations, increasing prices, support staff turnover and other potential transition-related challenges. These challenges can be highly disruptive to a customer’s business and as a result, the customers often seek out other stable and more reliable channels for product sourcing.
Use of Proceeds
We intend to use the net proceeds of this offering for the repayment of approximately $       million of our existing indebtedness under our credit facility and other indebtedness, as well as other general corporate purposes, including possible facility expansion and acquisitions. This expected use of proceeds represents our intentions based on current plans and business conditions.
Selected Risks Associated with Our Business
Our business is subject to numerous risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus, which you should carefully consider prior to investing in our common stock. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include, but are not limited to:
•
The COVID-19 pandemic is having a widespread impact on the global economy, and on our business, operations, and the markets and communities in which we or our customers operate;

•
Demand for our products could be affected by changes in laws and regulations applicable to food and beverages and changes in consumer preferences;

•
Changes in freight carrier costs related to the shipment of our products could have a material adverse impact on our results of operations;

•
Our business is subject to the risk of earthquakes, fire, power outages, floods, pandemics, and other catastrophic events, and to interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems. In the event of a catastrophic loss of one of our key manufacturing facilities, our business would be adversely affected;

•
If additional tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed;

•
If we fail to timely and effectively obtain shipments of products from our overseas manufacturers, our business and results of operations could be harmed;

•
Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations;

•
Our business is dependent on our ability to source raw materials at reasonable prices;

•
We may encounter difficulties restructuring operations or with closing or opening facilities;

•
If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected; and

•
Acquisitions could result in operating difficulties and may materially adversely affect our business, financial condition, results of operations and growth prospects.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of certain reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:
•
An exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•
An exemption from compliance with any requirement that the Public Company Accounting Oversight Board, or PCAOB, may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•
Reduced disclosure about our executive compensation arrangements;

•
An exemption from the requirements to obtain a non-binding advisory vote on executive compensation or any golden parachute arrangements;

•
Extended transition periods for complying with new or revised accounting standards; and

•
The ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data (and management’s discussion and analysis of financial condition and results of operations disclosure) in this registration statement, of which this prospectus is a part.

We will remain an emerging growth company until the earliest to occur of: (i) the end of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (ii) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the end of the fiscal year during which the fifth anniversary of this offering occurs.
We currently intend to take advantage of all of the exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you invest.
Corporate Information
In September 2018, we incorporated Karat Packaging Inc. in Delaware, and the Company, Lollicup, and Messrs. Yu and Cheng and the other shareholders of Lollicup (together, the “Lollicup Shareholders”) entered into a share exchange agreement and plan of reorganization whereby the Lollicup Shareholders exchanged their shares of common stock in Lollicup for an equal number of shares of common stock of the Company, resulting in Lollicup becoming a wholly-owned subsidiary of the Company.
Our principal executive and administrative offices are located at 6185 Kimball Avenue, Chino, CA 91708, and our telephone number is (626) 965-8882. Our website address is www.karatpackaging.com. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

THE OFFERING
Issuer
Karat Packaging Inc.
Common stock offered by us
        shares (        shares if the underwriters exercise in full their option to purchase additional shares of common stock)
Common stock to be outstanding immediately after this offering(1)
        shares. If the underwriters’ over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be          .
Over-allotment option
We have granted a 30-day option to the underwriters to purchase up to        additional shares of common stock to cover over-allotments, if any.
Use of proceeds
We estimate that the net proceeds from the sale of shares of common stock in this offering will be approximately $     million, or approximately $     million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $     per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds of this offering for the repayment of approximately $     million of our existing indebtedness under our credit facility and other indebtedness, as well as other general corporate purposes, including possible facility expansion and acquisitions. This expected use of proceeds represents our intentions based on current plans and business conditions. See “Use of Proceeds” for further details.
Risk factors
Investing in our shares of common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider before making a decision to invest in our common stock.
Proposed Nasdaq symbol
KRT

(1)
The number of shares of common stock to be outstanding immediately after this offering as shown above is based on          shares of common stock outstanding as of October  , 2020. This number of shares excludes, as of October  , 2020, 2,000,000 shares of our common stock authorized for issuance under the Company’s Stock Incentive Plan, including       shares underlying outstanding restricted stock units and options. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to an additional       shares of our common stock.

SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
The following table presents summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data as of and for the six months ended June 30, 2020 and 2019 and for the fiscal years ended December 31, 2019 and 2018 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be achieved in any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.
The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our consolidated financial statements and related notes included elsewhere in this prospectus. For additional information regarding the consolidation of our variable interest entity, see page 41.
	(unaudited)		(audited)
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands, except share and per share amounts)
Net sales	$148,820	$108,459	$224,910	$175,434
Cost of goods sold	102,022	78,824	163,891	131,979
Gross profit	46,798	29,635	61,019	43,455
Operating expenses	28,200	26,153	55,183	41,323
Operating income	18,598	3,482	5,836	2,132
Other income (expense)	(4,058)	(644)	(2,891)	(585)
Provision for income tax expense	4,032	281	781	1,671
Net Income (loss)	10,508	2,557	2,164	(124)
Basic and diluted earnings per share
Basic	$0.82	$0.11	$0.11	$0.00
Diluted	$0.81	$0.11	$0.11	$0.00
Weighted average common shares outstanding:
Basic	15,185,440	15,190,000	15,190,000	14,830,312
Diluted	15,456,440	15,472,000	15,190,000	14,830,312

	(unaudited) June 30, 2020	(audited) December 31, 2019
	(in thousands)
Balance sheet data: Cash and cash equivalents	$2,568	$802
Total current assets	72,987	61,027
Total assets	170,768	133,353
Total current liabilities	39,778	35,928
Total liabilities	136,920,	109,299
Total stockholders’ equity	27,550	15,741
Total noncontrolling interest equity	6,298	8,313
Total liabilities and stockholders’ equity	170,768	133,353

	(unaudited)		(unaudited)
	Six Months Ended June 30,		Year Ended December 31,
Other non-GAAP financial data:	2020	2019	2019	2018
	(in thousands)
Adjusted EBITDA(1)	$22,420	$5,654	$11,281	$6,962

(1)
In addition to net income presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP.

Adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly titled measures presented by other companies.
Adjusted EBITDA is a financial measure equal to net income (loss) excluding (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization, and (iv) gain on sale of asset. We present Adjusted EBITDA as a supplemental measure of our financial performance. Management and our board of directors have begun to use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends because it excludes items that may not be reflective of, or are unrelated to, our core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. We have begun to reference Adjusted EBITDA in our decision-making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. In addition, we have based certain of our forward-looking estimates and budgets on Adjusted EBITDA. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation of or as a substitute for analyzing our results as reported under GAAP.
	(unaudited)		(unaudited)
	Six Months Ended June 30		Year Ended December 31,
Reconciliation of non-GAAP financial data:	2020	2019	2019	2018
	(in thousands)
Net Income (loss)	$10,508	$2,557	$2,164	$(124)
Add:
Interest expense	4,011	2,806	4,752	1,455
Income tax expense	4,032	281	781	1,671(1)
Depreciation and amortization	3,869	2,379	5,953	3,960
Gain on sale of asset(2)	—	(2,369)	(2,369)	—
Adjusted EBITDA	$22,420	$5,654	$11,281	$6,962

(1)
On March 14, 2018, pursuant to Section 1362(d) of the Internal Revenue Code of 1986, as amended, or Code, Lollicup revoked its S corporation election by filing Form 2553 with the Internal Revenue Service, or IRS. Consistent with Section 1362(d)(1)(c), on its revocation letter Lollicup specifies the effective date of its revocation to begin from January 1, 2018. Accordingly, the Company recorded provision for income taxes for the year ended December 31, 2018, which is included in income tax expense.

(2)
During the six months ended June 30, 2019 and the year ended December 31, 2019, our variable interest entity recognized a gain on the sale of a portion of the Texas facility sold of approximately $2.4 million.

RISK FACTORS
Risks Related to Our Industry
Demand for our products could be affected by changes in laws and regulations applicable to food and beverages and changes in consumer preferences.
We manufacture and distribute single-use disposable products made of plastic, paper, biopolymer and other compostable products. Our products are primarily used in restaurant and foodservice settings, and therefore they come into direct contact with food and other consumable products. Accordingly, our products must comply with various laws and regulations for food and beverage service applicable to our customers. Changes in such laws and regulations could negatively impact our customers’ demand for our products as they comply with such changes and/or require us to make changes to our products. Additionally, because our products are used to package consumer goods, we are subject to a variety of risks that could influence consumer behavior and negatively impact demand for our products, including changes in consumer preferences driven by various health and environmental-related concerns and perceptions.
Furthermore, we are subject to social and cultural changes, which could impact demand for certain products. For example, the banning of plastic straws was triggered by a social media backlash, which caused corresponding legislative changes within a short time period, resulting in the ban of plastic straws in certain jurisdictions, and a movement toward eco-friendly packaging. If we are unable to quickly adapt to changes in consumer preferences and subsequent legislation, our financial condition and results of operations could be adversely affected.
We operate in a highly competitive environment and may not be able to compete successfully.
The single-use disposable foodservice products industry is extremely competitive and highly fragmented. Many of the companies that compete in our industry are significantly larger with greater resources, have greater brand recognition and have a larger product offering. We may be unsuccessful in our efforts to compete against such large and established companies. In addition, our current or potential competitors may offer products at a lower price, or products and services that are superior to ours. Our success depends upon successful research, development and engineering efforts to utilize emerging and legislatively mandated raw materials, our ability to expand or modify our manufacturing capacity, and the extent to which we are able to convince customers and consumers to accept our new products. If we fail to successfully innovate, introduce, market, and manufacture differentiated and price-competitive products relative to those of our competitors, our ability to maintain or expand our net sales and to maintain or enhance our industry position or profit margins could be adversely affected. This, in turn, could materially adversely affect our business, financial condition, results of operations or cash flows.
Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers and potential customers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, pandemic (such as the COVID-19 pandemic), political turmoil, natural catastrophes, warfare, and terrorist attacks on the United States, Europe, the Asia Pacific region, Japan, or elsewhere, could cause a decrease in demand for our products and negatively affect the growth of our business. Competitors, many of whom are larger and have greater financial resources than we do, may respond to challenging market conditions by lowering prices in an attempt to attract our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry.
Changes in freight carrier costs related to the shipment of our products could have a material adverse impact on our results of operations.
We rely upon third-party ocean freight, air freight and land-based carriers for product shipments to our customers. Any failure to obtain sufficient freight capacity on a timely basis or at favorable shipping rates will result in our inability to receive products from suppliers or deliver products to our customers in a timely and cost-effective manner, which will result in a material adverse impact on our business, financial condition, results of operations or cash flows.
Our net sales and profits depend on the level of customer spending for our products, which is sensitive to general economic conditions and other factors.
Restaurant dining and food delivery services are generally considered discretionary items for end-consumers. Therefore, the success of our business depends significantly on broader economic factors and trends in consumer spending, especially those that relate to consumer dining preferences and spending patterns. There are a number of factors that influence dining-related consumer spending, including actual and perceived economic conditions, consumer confidence, disposable consumer income, consumer credit availability and unemployment rates. Consumers have broad discretion as to where to spend their disposable income and may choose to reduce their restaurant and foodservice spending which would negatively impact our customers. As global economic conditions continue to be volatile and economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to declines. Any of these factors could harm discretionary consumer spending, resulting in a reduction in demand for our products, decreased prices, and harm to our business and results of operations.
Recently enacted tax reform legislation could have an adverse impact on us.
Recently enacted tax reform legislation has made substantial changes to U.S. tax law, including a reduction in the corporate income tax rate, a limitation on deductibility of interest expense, the allowance of immediate expensing of capital expenditures, and deemed repatriation of foreign earnings. We expect this legislation to have significant effects on us, some of which may be adverse. The magnitude of the impact on future years remains uncertain at this time and is subject to any other regulatory or administrative developments, including any regulations or other guidance promulgated by the IRS. We continue to work with our tax advisors to determine the full impact that this legislation will have on our business.
We rely on a combination of purchase orders and supply contracts with our suppliers and manufacturers. Some of these relationships are not exclusive, which means that these suppliers and manufacturers could produce similar products for our competitors.
We rely on a combination of purchase orders and supply contracts with our suppliers and manufacturers. With all of our suppliers and manufacturers, we face the risk that they may fail to produce and deliver supplies or our products on a timely basis, or at all. Furthermore, the products they manufacture for us may not comply with our quality standards. In addition, our suppliers and manufacturers may raise prices in the future, which would increase our costs and harm our margins. Even those suppliers and manufacturers with whom we have supply contracts may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain supplies and finished products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our customers, and increase our product costs thereby reducing our margins.
In addition, our arrangements with our manufacturers and suppliers are not exclusive. As a result, our suppliers or manufacturers could produce similar products for our competitors, some of which could potentially purchase products in significantly greater volume. Furthermore, while certain of our long-term contracts stipulate contractual exclusivity, those suppliers or manufacturers could choose to breach our agreements and work with our competitors. Our competitors could enter into restrictive or exclusive arrangements with our manufacturers or suppliers that could impair or eliminate our access to manufacturing capacity or supplies. Our manufacturers or suppliers could also be acquired by our competitors, and may become our direct competitors, thus limiting or eliminating our access to supplies or manufacturing capacity.

Competitors have attempted and will likely continue to attempt to imitate our products. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed.
As our business and brand recognition continues to expand, our competitors have imitated, and will likely continue to imitate, our product designs and branding, which could harm our business and results of operations. We rely significantly on trade secrets, trademarks, trade dress, and the strength of our brand, which we regard as critical to our success. We also rely on trade secret protection and confidentiality agreements with our employees, consultants, suppliers, manufacturers, and others to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights against infringement or other violation may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our patents, trademarks, trade dress, and other intellectual property and proprietary rights worldwide. Because a significant portion of our products are manufactured overseas in countries where counterfeiting is more prevalent, we may experience increased counterfeiting of our products. Unauthorized use or invalidation of our patents, trademarks, copyrights, trade dress, trade secrets, or other intellectual property or proprietary rights may cause significant damage to our brand and harm our results of operations.
While we actively develop and protect our intellectual property rights, there can be no assurance that we will be adequately protected in all countries in which we conduct our business or that we will prevail when defending our patent, trademark, and proprietary rights. Additionally, we could incur significant costs and management distraction in pursuing claims to enforce our intellectual property rights through litigation, and defending any alleged counterclaims. If we are unable to protect or preserve the value of our patents, trade dress, trademarks, copyrights, or other intellectual property rights for any reason, or if we fail to maintain our brand image due to actual or perceived product or service quality issues, adverse publicity, governmental investigations or litigation, or other reasons, our brand and reputation could be damaged and our business may be harmed.
If our independent suppliers and manufacturing partners do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, and results of operations would be harmed.
Our reputation and our customers’ willingness to purchase our products depend in part on our suppliers’ and manufacturers’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers and manufacturers and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers or manufacturers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed and we could be exposed to litigation and additional costs that would harm our business, reputation, and results of operations.
Risks Related to Our Business
The COVID-19 pandemic is having a widespread impact on the global economy, and on our business, operations, and the markets and communities in which we or our customers operate.
This COVID-19 pandemic is having widespread, rapidly-evolving and unpredictable impacts on global societies, economies, financial markets and business practices. COVID-19 has affected us, our customers, employees, contractors, suppliers and business partners, who have been prevented from conducting business activities as usual, including due to the many and varying health and safety measures in response to COVID-19, including travel restrictions, quarantines, curfews, shelter in place and safer-at-home orders, and business shutdowns, as well as multi-step reopening policies.
The global spread of COVID-19 has created significant volatility and uncertainty and economic disruption. The ultimate impact of COVID-19 on our business, operations and financial results remains unknown and will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration, scope and severity of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response; the effect on our customers and customer demand for our services and our solutions; our ability to sell and provide our services and solutions, including as a result of travel restrictions and people working from home; the ability of our customers to pay for our services and solutions; any closures of our and our customers’ offices and facilities, and any additional preventative or protective actions that we, our clients, and governments may implement that may result in a period of continued business interruption.
Certain jurisdictions have begun re-opening but have returned to restrictions in the face of increases in new COVID-19 cases. There is considerable uncertainty regarding how current and future health and safety measures implemented in response to the pandemic will impact our business, including whether they will result in further changes in demand from our customers for our services and solutions, further increases in operating costs (whether as a result of changes to our supply chain or increases in employee costs, operating costs or otherwise), how they will further impact our supply chain. The restrictions posed by COVID-19 may reduce our employees’ efficiency and productivity, which may cause delays in service delivery, disrupt employee relations, hamper innovation and may have other unforeseen adverse effects on our business. For those employees who are permitted to come onsite, while we have implemented personal safety measures at all such locations, any actions we take with respect to our workforce may not be sufficient to mitigate the risk of infection by COVID-19 and further disruption to our business.
In addition, the effects of COVID-19 could affect our business in many ways, including, but not limited to, the following factors:
•
The impact of the pandemic on the economies and financial markets of the countries and regions in which we operate, including a potential global recession, a decline in customer confidence and spending;

•
Our customer prospects and our existing customers may experience slowdowns in their businesses, which in turn may result in reduced demand for our platform, lengthening of sales cycles, loss of customers, and difficulties in collections;

•
We may continue to experience disruptions to our growth planning, such as for facilities and domestic expansion;

•
Remote work solutions may be limited in their ability to replicate the operational oversight and security controls of our office environments and we may suffer operational and information security failures as a result of the changed controls;

•
An impact to our workforce could impact our ability to deliver our services to our customers and make it more difficult to meet our expectations and obligations;

•
We anticipate incurring workplace-related costs, including changes to space planning, food service, and amenities;

•
We may be subject to legal liability for safe workplace claims;

•
Our critical vendors could go out of business;

•
Our in-person marketing events, including customer user conferences, have been cancelled and we may continue to experience prolonged delays in our ability to reschedule or conduct in-person marketing events and other sales and marketing activities; and

•
Our marketing, sales, professional services, and support organizations are accustomed to extensive face-to-face customer and partner interactions, and conducting business virtually is unproven.

Any of the foregoing could have a material adverse impact on affect our business, financial condition, and results of operations.
Our business is subject to the risk of earthquakes, fire, power outages, floods, pandemics, and other catastrophic events, and to interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems.
As we rely heavily on our manufacturing facilities, our business is particularly vulnerable to damage or interruption from earthquakes, fires, floods, pandemics, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, criminal acts, and similar events. For example, a significant natural disaster, such as an earthquake, fire, or flood, could harm our business, results of operations, and financial condition, and our insurance coverage may be insufficient to compensate us for losses that may occur. Our corporate offices, distribution centers, and manufacturing facilities are located in California, a state that frequently experiences earthquakes and wildfires, and Texas, a state that frequently experiences floods and storms. In addition, the facilities of our suppliers and where our manufacturers produce our products are located in parts of Asia that frequently experience typhoons and earthquakes. Acts of terrorism could also cause disruptions in our or our suppliers’, manufacturers’, and logistics providers’ businesses or the economy as a whole. We may not have sufficient protection or recovery plans in some circumstances, such as natural disasters affecting California or Texas or other locations where we have operations or store significant inventory. Our servers may also be vulnerable to computer viruses, criminal acts, denial-of-service attacks, ransomware, and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, or loss of critical data. As we rely heavily on our information technology and communications systems and the internet to conduct our business and provide high-quality customer service, these disruptions could harm our ability to run our business and either directly or indirectly disrupt our suppliers’ or manufacturers’ businesses, which could harm our business, results of operations, and financial condition.
We may not have adequate insurance coverage.
We may not have adequate insurance coverage. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.
Our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations.
To ensure adequate inventory supply, we forecast inventory needs and often place orders with our manufacturers before we receive firm orders from our customers. If we fail to accurately forecast demand, we may experience excess inventory levels or a shortage of product to deliver to our customers.
If we underestimate the demand for our products, we, or our manufacturers, may not be able to scale to meet our demand, and this could result in delays in the shipment of our products and our failure to satisfy demand, as well as damage to our reputation and customer relationships. If we overestimate the demand for our products, we could face inventory levels in excess of demand, which could result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would harm our gross margins. In addition, failures to accurately predict the level of demand for our products could cause a decline in sales and harm our results of operations and financial condition.
In addition, we may not be able to accurately forecast our results of operations and growth rate. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. Our historical sales, expense levels, and profitability may not be an appropriate basis for forecasting future results.
Failure to accurately forecast our results of operations and growth rate could cause us to make poor operating decisions and we may not be able to adjust in a timely manner. Consequently, actual results could be materially lower than anticipated. Even if the markets in which we compete expand, we cannot assure you that our business will grow at similar rates, if at all.
Our business is dependent on our ability to source raw materials at reasonable prices.
Our business is dependent on our ability and the ability of our suppliers to source raw materials at reasonable prices. Our raw materials, especially polyethylene terephthalate, or PET, plastic resin, are subject to price fluctuations and potential price increases that are dependent on numerous factors, including global demand, availability and other market conditions. We, or our manufacturers, may not be able to obtain sufficient supply of raw materials at reasonable prices, which could result in increased costs and delays in deliveries of our products by us or our manufacturers. Any shortage or increase in prices of raw materials could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries, or reductions in our prices and margins, any of which could harm our financial performance, reputation, and results of operations.
We may encounter difficulties restructuring operations or with the closing or opening of facilities.
We are continuously seeking the most cost-effective means and structure to serve our customers and to respond to changes in our markets. Accordingly, from time to time, we may close certain of our facilities, open or construct new facilities, and otherwise restructure operations in an effort to reduce our costs and improve profitability. As a result, restructuring and divestiture costs have been, and are expected to be, a recurring component of our operating costs, the magnitude of which could vary significantly from year to year depending on the scope of such activities. Divestitures and restructuring may also result in significant financial charges for the write-off or impairment of assets, including goodwill and other intangible assets. Furthermore, such activities may divert the attention of management, disrupt our ordinary operations, or result in a reduction or increase in the volume of products produced, stored, or sold. There is no guarantee that any such activities will achieve our goals, and if we cannot successfully manage the associated risks, our financial position and results of operations could be adversely affected.
We may experience delays or disruptions in the shipment of our goods through operational ports.
We rely on the timely and free flow of goods through open and operational ports, both domestic and international, from our suppliers and manufacturers. Labor disputes or disruptions at ports, our common carriers, or our suppliers or manufacturers could create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during periods of significant importing or manufacturing, potentially resulting in delayed or cancelled orders by customers, unanticipated inventory accumulation or shortages, and harm to our business, results of operations, and financial condition.
Accordingly, we are subject to risks, including labor disputes, union organizing activity, inclement weather, and increased transportation costs, associated with our third-party contract manufacturers’ and carriers’ ability to provide products and services to meet our requirements. In addition, if the cost of fuel rises, the cost to deliver products may rise, which could harm our profitability.
Our growth depends, in part, on expanding into additional foodservice and geographic markets, and we may not be successful in doing so.
We believe that our future growth depends not only on continuing to reach our current customer base and demographic, but also continuing to expand our business into other foodservice markets and geographies. The growth of our business will depend, in part, on our ability to continue to expand into additional foodservice markets including grocery stores, entertainment venues, airlines and other non-traditional foodservice venues. Additionally, we are expanding our sales and marketing efforts to further penetrate additional geographies, particularly in the Midwest and Eastern United States. In these markets, we may encounter difficulties in attracting customers due to a lack of consumer familiarity with or acceptance of our brand. We continue to evaluate marketing efforts and other strategies to expand the customer base for our products. In addition, although we are investing in sales and marketing activities to further penetrate newer regions, including expansion of our dedicated sales force, we cannot assure you that we will be successful. If we are not successful, our business and results of operations may be harmed.
Because we have entered into a significant number of related party transactions through the course of our routine business operations, there is a risk of conflicts of interest involving our management, and that such transactions may not reflect terms that would be available from unaffiliated third parties.
In the course of our normal business, we have purchased products, raw materials and supplies from our related parties, including an entity owned by our CEO Alan Yu’s brother, Jeff Yu, who is also employed as an account manager for our national sales team. In addition, our Texas facility and our New Jersey facility are each owned and leased to us by our variable interest entity, wherein we are the primary beneficiary and in which we have an equity interest and which is controlled by one of our stockholders. In all related party transactions, there is a risk that even if the Company personnel negotiating on behalf of the Company with the related party are striving to ensure that the terms of the transaction are arms-length, the related party’s influence may be such that the transaction terms could be viewed as favorable to that related party. Our financial statements and disclosures, specifically Note 2 of the consolidated financial statements as of and for the year ended December 31, 2019 and the condensed financial statements as of and for the period ended June 30, 2020, and under “Certain Relationships and Related Party Transactions” on page 80, in this prospectus provide specific information about our prior related party transactions. We may engage in additional related party transactions in the future, which will be subject to review and approval by our nominating and corporate governance committee pursuant to the Company’s related party transactions policy.
We rely on third-party contract manufacturers and conflicts with, or loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations.
Certain of our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. We may also experience the inability of our third-party contract manufacturers to meet the increased demand of our customers. These difficulties include reductions in the availability of production capacity, errors in complying with product specifications and regulatory and customer requirements, insufficient quality control, failures to meet production deadlines, failure to achieve our product quality standards, increases in costs of materials, and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace their manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins, and harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards.
If we are unable to successfully design and develop new products, our business may be harmed.
To maintain and increase sales we must continue to introduce new products and improve or enhance our existing products. The success of our new and enhanced products depends on many factors, including anticipating consumer preferences, finding innovative solutions to consumer problems, differentiating our products from those of our competitors, and maintaining the strength of our brand. The design and development of our products is costly and we typically have several products in development at the same time. Problems in the design or quality of our products, or delays in product introduction, may harm our brand, business, financial condition, and results of operations.
We may be subject to liability if we infringe upon the intellectual property rights of third parties.
Third parties have sued, and may sue us in the future for alleged infringement of their proprietary rights. The party claiming infringement might have greater resources than we do to pursue its claims, and we could be forced to incur substantial costs and devote significant management resources to defend against such litigation, even if the claims are meritless and even if we ultimately prevail. If the party claiming infringement were to prevail, we could be forced to modify or discontinue our products, pay significant damages, or enter into expensive royalty or licensing arrangements with the prevailing party. In addition, any payments we are required to make, and any injunction we are required to comply with as a result of such infringement, could harm our reputation and financial results.

Our current and future products may experience quality problems from time to time that can result in product returns, negative publicity, litigation, product recalls, and warranty claims, which could result in decreased sales and operating margin, and harm to our brand.
Although we extensively and rigorously test new and enhanced products, there can be no assurance we will be able to detect, prevent, or fix all defects. Defects in materials or components can unexpectedly interfere with the products’ intended use and safety and damage our reputation. Failure to detect, prevent, or fix defects could result in a variety of consequences, including a greater number of product returns than expected from customers, litigation, product recalls, and credit claims, among others, which could harm our sales and results of operations. The occurrence of real or perceived quality problems or material defects in our current and future products could expose us to product recalls, warranty, or other claims. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also harm our brand and decrease demand for our products.
We incur significant expenses to maintain our manufacturing equipment and any interruption in the operations of our facilities may harm our operating performance.
We regularly incur significant expenses to maintain our manufacturing equipment and facilities. The machines and equipment that we use to produce our products are complex, have many parts and some are run on a continuous basis. We must perform routine maintenance on our equipment and will have to periodically replace a variety of parts such as motors, pumps, pipes and electrical parts. In addition, our facilities may require periodic shutdowns to perform major maintenance. These scheduled shutdowns of facilities may result in decreased sales and increased costs in the periods in which they occur and could result in unexpected operational issues in future periods as a result of changes to equipment and operational and mechanical processes made during shutdown periods.
Many of our operating costs and expenses are fixed and will not decline if our revenues decline.
Our results of operations depend, in large part, on our level of revenues, operating costs and expenses. The expense of owning and operating our business is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the business. As a result, if revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with our business and operations, such as insurance, loan payments and maintenance, generally will not be reduced if circumstances cause our revenues to decrease, which could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.
Any material disruption or breach of our information technology systems or those of third-party partners could materially damage our customer and business partner relationships, and subject us to significant reputational, financial, legal, and operational consequences.
We depend on our information technology systems, as well as those of third parties, to design and develop new products, operate our website, host and manage our services, store data, process transactions, respond to user inquiries, manage inventory and our supply chain as well as to conduct and manage other activities. Any material disruption or slowdown of our systems or those of third parties that we depend upon, including a disruption or slowdown caused by our failure to successfully manage significant increases in user volume or successfully upgrade systems, system failures, viruses, ransomware, security breaches, or other causes, could cause information, including data related to orders, to be lost or delayed, which could result in delays in the delivery of products to retailers and customers or lost sales, which could reduce demand for our products, harm our brand and reputation, and cause our sales to decline. If changes in technology cause our information systems, or those of third parties that we depend upon, to become obsolete, or information systems are inadequate to handle our growth, particularly as we increase sales through our online sales channel, we could damage our customer and business partner relationships and our business and results of operations could be harmed.

Our future success depends on the continuing efforts of our management and key employees, and on our ability to attract and retain highly skilled personnel and senior management. In addition, our management team has limited experience managing a public company.
We depend on the talents and continued efforts of our senior management and key employees. The loss of members of our management or key employees may disrupt our business and harm our results of operations. Furthermore, our ability to manage further expansion will require us to continue to attract, motivate, and retain additional qualified personnel. Competition for this type of personnel is intense, and we may not be successful in attracting, integrating, and retaining the personnel required to grow and operate our business effectively. There can be no assurance that our current management team, or any new members of our management team, will be able to successfully execute our business and operating strategies.
Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with SEC reporting requirements. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. These factors could cause adverse effects on our business and results of operations.
We may not be able to effectively manage our growth.
As we grow our business, slower growth or reduced demand for our products, increased competition, a decrease in the growth rate of our overall market, failure to develop and successfully market new products, or the maturation of our business or market could harm our business. We expect to make significant investments in our research and development and sales and marketing organizations, expand our operations and infrastructure both domestically and internationally, design and develop new products, and enhance our existing products. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting, and other expenses that we did not incur as a private company. If our sales do not increase at a sufficient rate to offset these increases in our operating expenses, our profitability may decline in future periods.
We have expanded our operations rapidly since our inception. Our employee headcount and the scope and complexity of our business have increased substantially over the past several years. We have only a limited history operating our business at its current scale. Our management team does not have substantial tenure working together. Consequently, if our operations continue to grow at a rapid pace, we may experience difficulties in managing this growth and building the appropriate processes and controls. Continued growth may increase the strain on our resources, and we could experience operating difficulties, including difficulties in sourcing, logistics, recruiting, maintaining internal controls, marketing, designing innovative products, and meeting consumer needs. If we do not adapt to meet these evolving challenges, the strength of our brand may erode, the quality of our products may suffer, we may not be able to deliver products on a timely basis to our customers, and our corporate culture may be harmed.
We may become involved in legal or regulatory proceedings and audits.
Our business requires compliance with many laws and regulations, including labor and employment, sales and other taxes, customs, and consumer protection laws and ordinances that regulate retailers generally and/or govern the importation, promotion, and sale of merchandise, and the operation of stores and warehouse facilities. Failure to comply with these laws and regulations could subject us to lawsuits and other proceedings, and could also lead to damage awards, fines, and penalties. We may become involved in a number of legal proceedings and audits, including government and agency investigations, and consumer, employment, tort, and other litigation. The outcome of some of these legal proceedings, audits, and other contingencies could require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition and results of operations. Additionally, defending against these lawsuits and proceedings may be necessary, which could result in substantial costs and diversion of management’s attention and resources, harming our business, financial condition, and results of operations. Any pending or future legal or regulatory proceedings and audits could harm our business, financial condition, and results of operations.

We are subject to payment-related risks.
For our online sales, as well as for sales to our customers, we accept a variety of payment methods, including credit cards, debit cards, electronic funds transfers, electronic payment systems, and gift cards. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or customers, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our customers, or process electronic fund transfers or facilitate other types of payments. Any failure to comply could significantly harm our brand, reputation, business, and results of operations.
We are subject to credit risk.
We are exposed to credit risk primarily on our accounts receivable. We provide credit to our customers in the ordinary course of our business and perform ongoing credit evaluations. While we believe that our exposure to concentrations of credit risk with respect to trade receivables is mitigated by our large retail partner base, and we make allowances for doubtful accounts, we nevertheless run the risk of our customers not being able to meet their payment obligations, particularly in a future economic downturn. If a material number of our customers were not able to meet their payment obligations, our results of operations could be harmed.
Risks Related to the International Nature of Our Operations
If additional tariffs or other restrictions are placed on foreign imports or any related counter-measures are taken by other countries, our business and results of operations could be harmed.
The current administration has put into place tariffs and other trade restrictions and signaled that it may additionally alter trade agreements and terms between the United States and China, the European Union, Canada, and Mexico, among others, including limiting trade and/or imposing tariffs on imports from such countries. In addition, China, the European Union, Canada, and Mexico, among others, have either threatened or put into place retaliatory tariffs of their own. If additional tariffs or other restrictions are placed on foreign imports, including on any of our products manufactured overseas for sale in the United States, or any related counter-measures are taken by other countries, our business and results of operations may be materially harmed.
These tariffs have the potential to significantly raise the cost of our products. In such a case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries, including the United States, to reduce the effects of the tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers, negatively impact our results of operations, or otherwise harm our business. In addition, the imposition of tariffs on products that we export to international markets could make such products more expensive compared to those of our competitors if we pass related additional costs on to our customers, which may also result in the loss of customers, negatively impact our results of operations, or otherwise harm our business.
If we fail to timely and effectively obtain shipments of products from our overseas manufacturers, our business and results of operations could be harmed.
Our overseas third-party contract manufacturers ship most of our products to our primary facility in California, which are then shipped to our customers and to our distribution facilities in Texas, Washington, New Jersey and South Carolina. Because we import many of our products, we are vulnerable to risks associated with products manufactured abroad, including, among other things: (a) risks of damage, destruction, or confiscation of products while in transit to our distribution centers; and (b) transportation and other delays in shipments, including as a result of heightened security screening, port congestion, and inspection processes or other port-of-entry limitations or restrictions in the United States. In order to meet demand for a product, we have chosen in the past, and may choose in the future, to arrange for additional quantities of the product, if available, to be delivered through air freight, which is significantly more expensive than standard shipping by sea and, consequently, could harm our gross margins. Failure to procure our products from our third-party contract manufacturers and deliver merchandise to our customers in a timely, effective, and economically viable manner could reduce our sales and gross margins, damage our brand, and harm our business.
Many of our products are manufactured by third parties outside of the United States, and our business may be harmed by legal, regulatory, economic, and political risks associated with international trade and those markets.
Many of our products are manufactured outside the United States. Our reliance on suppliers and manufacturers in foreign markets creates risks inherent in doing business in foreign jurisdictions, including: (a) the burdens of complying with a variety of foreign laws and regulations, including trade and labor restrictions and laws relating to the importation and taxation of goods; (b) weaker protection for intellectual property and other legal rights than in the United States, and practical difficulties in enforcing intellectual property and other rights outside of the United States; (c) compliance with U.S. and foreign laws relating to foreign operations, including the U.S. Foreign Corrupt Practices Act, or FCPA, the UK Bribery Act 2010, or the Bribery Act, regulations of the U.S. Office of Foreign Assets Controls, or OFAC, and U.S. anti-money laundering regulations, which prohibit U.S. companies from making improper payments to foreign officials for the purpose of obtaining or retaining business, operating in certain countries, as well as engaging in other corrupt and illegal practices; (d) economic and political instability and acts of terrorism in the countries where our suppliers are located; (e) transportation interruptions or increases in transportation costs; and (f) the imposition of tariffs on components and products that we import into the United States or other markets. We cannot assure you that our directors, officers, employees, representatives, manufacturers, or suppliers have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our manufacturers, suppliers, or other business partners have not engaged and will not engage in conduct that could materially harm their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, the Bribery Act, OFAC restrictions, or other export control, anti-corruption, anti-money laundering, and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other related liabilities, which could harm our business, financial condition, cash flows, and results of operations.
Foreign exchange rate fluctuations could affect our results of operations.
Our third-party manufacturers are located in international markets, and we make payment to certain of these manufacturers in currency other than US Dollars, including payments made in New Taiwan Dollars. Any fluctuations in foreign exchange rates against the U.S. Dollar, and in particular the exchange rates of the New Taiwan Dollar, could increase our costs, and have a material adverse impact on our business, financial condition, cash flows and results of operations.
Risks Related to Ownership of Our Common Stock and this Offering
There has been no prior market for our common stock and an active market may not develop or be sustained. Investors may not be able to resell their shares at or above the initial public offering price.
There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us, and may vary substantially from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon completion of this offering or, if it does develop, may not be sustained. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price.

Our directors, executive officers, and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.
Upon completion of this offering, our directors, executive officers, and other holders of more than 5% of our common stock, together with their affiliates, will own, in the aggregate          % of our outstanding common stock (assuming                    shares of common stock are outstanding after this offering). As a result, these stockholders, acting together or in some cases individually, have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets. In addition, these stockholders, acting together or in some cases individually, have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might decrease the market price of our common stock by:
•
delaying, deferring, or preventing a change in control of the company;

•
impeding a merger, consolidation, takeover, or other business combination involving us; or

•
discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of the extended transition period for adopting new or revised financial statements under the JOBS Act as an emerging growth company.
For as long as we continue to be an emerging growth company, we intend to take advantage of other exemptions from certain reporting requirements that are applicable to other public companies, including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended or the Sarbanes-Oxley Act, exemption from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute arrangements, and reduced financial reporting requirements. Investors may find our common stock less attractive because we will rely on these exemptions, which could result in a less active trading market for our common stock, increased price fluctuation, and a decrease in the trading price of our common stock.
We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) the end of the fiscal year in which the fifth anniversary of the date of this prospectus occurs.
Our stock price may be volatile or may decline, including due to factors beyond our control, resulting in substantial losses for investors purchasing shares in this offering.
The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•
actual or anticipated fluctuations in our results of operations;

•
the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

•
failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•
ratings changes by any securities analysts who follow our company;

•
sales or potential sales of shares by our stockholders, or the filing of a registration statement for these sales;

•
adverse market reaction to any indebtedness we may incur or equity we may issue in the future;

•
announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•
publication of adverse research reports about us, our industry, or individual companies within our industry;

•
publicity related to problems in our manufacturing or the real or perceived quality of our products, as well as the failure to timely launch new products that gain market acceptance;

•
changes in operating performance and stock market valuations of our competitors;

•
price and volume fluctuations in the overall stock market, including as a result of trends in the United States or global economy;

•
any major change in our board of directors or management;

•
lawsuits threatened or filed against us or negative results of any lawsuits;

•
security breaches or cyberattacks;

•
legislation or regulation of our business;

•
loss of key personnel;

•
new products introduced by us or our competitors;

•
the perceived or real impact of events that harm our direct competitors;

•
developments with respect to our trademarks, patents, or proprietary rights;

•
general market conditions; and

•
other events or factors, including those resulting from war, incidents of terrorism, or responses to these events, which could be unrelated to us or outside of our control.

In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry, as well as those of newly public companies. In the past, stockholders of other public companies have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and harm our business, results of operations, financial condition, reputation, and cash flows. As a result, you may be unable to resell your shares of common stock at or above the initial public offering price.
Acquisitions could result in operating difficulties and may materially adversely affect our business, financial condition, results of operations and growth prospects.
We have evaluated, and expect to continue evaluating, potential strategic transactions, and we may pursue one or more transactions, including acquisitions. We have limited experience executing acquisitions. Any transaction could be material to our business, financial condition, results of operations and growth prospects. Integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures. Acquisition-related risks include:
•
diverting management time and focus from operating our business to acquisition integration;

•
customers moving to new suppliers as a result of the acquisition;

•
inability to retain employees from the business we acquire;

•
challenges associated with integrating employees from the acquired company into our organization;

•
difficulties integrating accounting, management information, human resource and other administrative systems to permit effective management of the business we acquire and realize efficiencies;

•
potential requirements for remediating controls, procedures and policies appropriate for a public company in the acquired business that prior to the acquisition lacked these controls, procedures and policies;

•
potential liability for past or present environmental, hazardous substance, or contamination concerns associated with the acquired business or its predecessors;

•
possible write-offs or impairment charges resulting from the acquisition; and

•
unanticipated or unknown liabilities relating to the acquired business.

Also, the anticipated benefit of any acquisition may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, debt incurrence, contingent liabilities or amortization expenses or goodwill write-offs, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing standards and other applicable securities laws, rules, and regulations. Compliance with these laws, rules, and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns and our costs and expenses will increase, which could harm our business and results of operations. Although we have already hired additional employees to comply with these requirements, we will need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.
In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from sales-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal, administrative, or other proceedings against us and our business may be harmed.

If we are unable to maintain effective internal controls, our business, financial position and results of operations could be adversely affected.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The rules governing the standards that must be met for management to determine that our internal control over financial reporting is effective are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied quickly or at all. Any failure to maintain effective internal controls could have an adverse effect on our business, financial position and results of operations.
We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.
We intend to use the net proceeds of this offering for the repayment of approximately $     million of our existing indebtedness under our credit facility and other indebtedness, as well as other general corporate purposes, including possible facility expansion and acquisitions. This expected use of proceeds represents our intentions based on current plans and business conditions. Our management team will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds will be used appropriately or to influence our decisions regarding the use of proceeds. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from the intended uses described in this prospectus. The net proceeds may be used for purposes that do not result in an increase in the value of our business, which could cause our stock price to decline.
Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.
Our stock price could decline as a result of substantial sales of our common stock, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have              shares of our common stock outstanding, or              shares if the underwriters exercise their option to purchase additional shares. This includes the              shares included in this offering, or              shares if the underwriters exercise their option to purchase additional shares, which may be resold in the public market immediately unless purchased by our affiliates. Substantially all of the remaining shares are currently restricted as a result of the 180-day lock-up agreements.       may, in its sole discretion, permit our officers, directors, employees, and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. See “Underwriting.”
We will register 2,000,000 shares of common stock that we may issue under our Stock Incentive Plan, and they will be eligible to be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates and the existing lock-up agreements.
Purchasers in this offering will experience immediate and substantial dilution.
The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $    per share, or $    per share if the underwriters exercise their over-allotment option in full, representing the difference between our pro forma net tangible book value per share after giving effect to the sale of common stock in this offering at an assumed offering price of $   , the midpoint of the range set forth on the cover page of this prospectus.

This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. See “Dilution.” In addition, if we issue additional equity securities or common stock upon conversion of restricted stock units, you will experience additional dilution.
Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, which could limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.
Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against or on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery in the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Court of Chancery in the State of Delaware (or, only if the Court of Chancery in the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State of Delaware). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits.
Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, this provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.
We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.
Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.
We do not intend to pay dividends for the foreseeable future. If our stock price does not appreciate after you purchase our shares, you may lose some or all of your investment.
We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

Karat Packaging Inc. is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.
As a holding company, our principal source of cash flow will be distributions from Lollicup, our wholly-owned subsidiary. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt, and pay dividends, if any, could be harmed.
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.
The trading market for our common stock will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease to regularly cover us or fail to publish reports, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Risks Related to Our Capital Structure
Outstanding indebtedness may reduce our available funds.
We have approximately $99 million in outstanding indebtedness as of June 30, 2020. The loans are held at multiple banks and are secured by the Company’s property and equipment as the collateral for the debt. There can be no guarantee that we will be able to pay all amounts when due or to refinance the amounts on terms that are acceptable to us or at all. If we are unable to make our payments when due or unable to refinance such amounts, our key equipment could be repossessed, our property could be foreclosed and our business could be negatively affected.
The terms of the debt agreements impose significant operating and financial restrictions on us. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including but not limited to: incurring or guaranteeing additional debt financing; transferring or selling assets currently held by us; and transferring ownership interests in certain of our subsidiaries. The failure to comply with any of these covenants could cause a default under our other debt agreements. Any of these defaults, if not waived, could result in the acceleration of all of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on favorable terms, if any.
We depend on cash generated from outside sources of funding to support our growth.
We primarily rely on outside sources of equity and debt capital to fund our current operations and growth initiatives. As we expand our business, we will need significant cash resources to fund operations to purchase inventory, increase our product development, expand our manufacturer and supplier relationships, pay personnel, pay for the increased costs associated with operating as a public company, expand internationally, and to further invest in our sales and marketing efforts. If we are unable to secure additional outside funding or if our business does not generate sufficient cash flow from operations to fund these activities and sufficient funds are not otherwise available, our business will be negatively impacted and restricted. If such outside financing is not available to us on satisfactory terms, our ability to operate and expand our business or respond to competitive pressures would be harmed. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any indebtedness we incur may subject us to covenants that restrict our operations and will require interest and principal payments that would create additional cash demands and financial risk for us.
If our goodwill, other intangible assets, or our property and equipment become impaired, we may be required to record a charge to our earnings.
We may be required to record future impairments of goodwill, other intangible assets, or fixed assets to the extent the fair value of these assets falls below their book value. Our estimates of fair value are based on assumptions regarding future cash flows, gross margins, expenses, discount rates applied to these cash flows, and current market estimates of value. Estimates used for future sales growth rates, gross profit performance, and other assumptions used to estimate fair value could cause us to record material non-cash impairment charges, which could harm our results of operations and financial condition.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect or change significantly, our results of operations could be harmed.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, and related notes included elsewhere in this prospectus. These estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity and the amount of sales and expenses that are not readily apparent from other sources. Our results of operations may be harmed if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, and could result in a decline in our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements” that involve substantial risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “assume,” “believe,” “can have,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “would” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operational performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, and growth rates, our plans and objectives for future operations, growth, or initiatives, or strategies are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expect and, therefore, you should not unduly rely on such statements. The risks and uncertainties that could cause those actual results to differ materially from those expressed or implied by these forward-looking statements include but are not limited to:
•
fluctuations in the demand for our products in light of changes in laws and regulations applicable to food and beverages and changes in consumer preferences;

•
our ability to compete successfully in our industry;

•
fluctuations in freight carrier costs related to the shipment of our products could have a material adverse impact on our results of operations;

•
the effects of COVID-19 or other public health crises;

•
the impact of earthquakes, fire, power outages, floods, pandemics and other catastrophic events, as well as the impact of any interruption by problems such as terrorism, cyberattacks, or failure of key information technology systems;

•
our ability to accurately forecast demand for our products or our results of operations;

•
our ability to source raw materials at reasonable prices;

•
the impact of problems relating to delays or disruptions in the shipment of our goods through operational ports;

•
our ability to expand into additional foodservice and geographic markets;

•
our ability to successfully design and develop new products;

•
our ability to attract and retain skilled personnel and senior management; and

•
other risks and uncertainties described in “Risk Factors.”

We make many of our forward-looking statements based on our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.
See the “Risk Factors” section and elsewhere in this prospectus for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties we face that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.
USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of our common stock offered hereby will be approximately $       million, or approximately $       million if the underwriters’ option to purchase additional shares is exercised in full, based upon an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease the net proceeds to us from this offering by approximately $       million, assuming that the assumed initial offering price to the public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial price to the public or the number of shares by these amounts would have a material effect on the uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
We intend to use the net proceeds of this offering for the repayment of approximately $     million of our existing indebtedness under our credit facility and other indebtedness, as well as other general corporate purposes, including possible facility expansion and acquisitions. This expected use of proceeds represents our intentions based on current plans and business conditions. However, we will retain broad discretion over the use of the net proceeds of this offering. Thus, as of the date of this prospectus and except as explicitly set forth herein, we cannot specify with certainty all of the particular uses of the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.
From time to time, we engage in preliminary discussions and negotiations with various businesses in order to explore the possibility of an acquisition or investment. However, as of the date of this prospectus, we have not entered into any agreements or arrangements which would make an acquisition or investment probable under Rule 3-05(a) of Regulation S-X.
DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying dividends on our common stock for the foreseeable future. There are currently no restrictions on our present ability to pay dividends to stockholders of our common stock, other than those prescribed by Delaware law. However, any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant.
DILUTION
If you purchase our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the price per share paid by purchasers in this offering and the pro forma as adjusted net tangible book value per share of our common stock after the closing of this offering.

Our historical net tangible book value as of June 30, 2020, was approximately $33,848,000, or $2.23 per share. Net tangible book value per share is determined by dividing our total tangible assets, less total liabilities, by the number of shares of our common stock outstanding as of June 30, 2020. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
After giving effect to the sale of          shares of our common stock in this offering at an assumed public offering price of $     per share, the midpoint of the range set forth on the cover page of this prospectus, deducting of assumed underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been approximately $        , or $     per share. This represents an immediate increase in net tangible book value of $     per share to existing stockholders and an immediate dilution of $     per share to investors purchasing our common stock in this offering at the public offering price. The following table illustrates this dilution on a per share basis to new investors:
Assumed initial public offering price per share			$
Net tangible book per share as of June 30, 2020		$2.23
Increase pro forma net tangible book value per share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to this offering	$
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			$
The pro forma as adjusted dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted net tangible book value per share by $     per share and the dilution per share to new investors participating in this offering by $     per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $     and decrease the dilution per share to investors participating in this offering by $    , assuming the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share decrease in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $     and increase the dilution per share to new investors participating in this offering by $    , assuming the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ option to purchase up to an additional          shares of our common stock is exercised in full at the assumed initial public offering price of $     per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value after this offering would be $     per share, representing an increase in net tangible book value of $     per share to existing stockholders and immediate dilution in net tangible book value of $     per share to investors participating in this offering at the public offering price.
The following table summarizes as of June 30, 2020, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share

(1) paid to us by our existing stockholders and (2) to be paid by investors purchasing our common stock in this offering at an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	#	%	$	%
Existing stockholders		%	$	%	$
New investors purchasing common stock		%	$	%	$
Total		%	$	%	$
The number of shares of common stock to be outstanding immediately after this offering as shown above is based on          shares of common stock outstanding as of June 30, 2020. This number of shares excludes, as of June 30, 2020, an aggregate of up to 2,000,000 shares of common stock reserved for future issuance under our Stock Incentive Plan.
New investors will experience further dilution if any of our outstanding options are exercised, new options are issued and exercised or we issue additional shares of common stock, other equity securities or convertible debt securities in the future.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2020:
•
on an actual basis; and

•
on an as-adjusted basis to give effect to (i) the sale by us pursuant to this offering of         shares of our common stock, at an assumed initial offering price per share of $    , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the repayment of approximately $      million of our existing indebtedness under our credit facility and other indebtedness.

You should read this information in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, and related notes included elsewhere in this prospectus.
As of June 30, 2020	Actual	As adjusted(1)
	(in thousands)	(in thousands)
Cash and cash equivalents	$2,568
Long-term recourse debt	21,153
Long-term nonrecourse debt	37,042
Stockholders’ equity:
Common stock, $0.001 par value per share; 100,000,000 shares authorized; 15,180,000 shares issued and outstanding, actual; shares issued and outstanding, as adjusted(2)	15
Additional paid-in capital	13,981
Retained earnings	13,661
Non-controlling interest	6,298
Total stockholders’ equity	33,848
Total capitalization	$92,043

(1)
The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. A 1,000,000 share increase or decrease in the number of shares offered by us would increase or decrease pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $    million, assuming that the assumed initial offering price to the public remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase up to an additional shares of our common stock is exercised in full, (i) an additional       shares of common stock would be issued and we would receive approximately $    million in additional net proceeds, based on an assumed initial offering price per share of $   , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and (ii) cash and cash equivalents, total stockholders’ equity and total capitalization would each also increase by approximately $    million.

(2)
The number of shares of common stock to be outstanding after this offering is based on         shares of common stock outstanding as of June 30, 2020, and excludes, in each case as of June 30, 2020, an aggregate of up to 2,000,000 shares of common stock reserved for future issuance under our Stock Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
The following table presents selected consolidated financial and operating data for the periods and at the dates indicated. The selected consolidated financial data as of and for the six months ended June 30, 2020 and 2019 and for the fiscal years ended December 31, 2019 and 2018 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be achieved in any future period, and results for any interim period are not necessarily indicative of the results to be expected for the full year.
The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	(unaudited)		(audited)
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(in thousands, except share and per share amounts)
Net sales	$148,820	$108,459	$224,910	$175,434
Cost of goods sold	102,022	78,824	163,891	131,979
Gross profit	46,798	29,635	61,019	43,455
Operating expenses	28,200	26,153	55,183	41,323
Operating income	18,598	3,482	5,836	2,132
Other income (expense)	(4,058)	(644)	(2,891)	(585)
Provision for income tax expense	4,032	281	781	1,671
Net Income (loss)	10,508	2,557	2,164	(124)
Basic and diluted earnings per share
Basic	$0.82	$0.11	$0.11	$0.00
Diluted	$0.81	$0.11	$0.11	$0.00
Weighted average common shares outstanding:
Basic	15,185,440	15,190,000	15,190,000	14,830,312
Diluted	15,456,440	15,472,000	15,190,000	14,830,312

Balance sheet data:	(unaudited) June 30, 2020	(audited) December 31, 2019
	(in thousands)
Cash and cash equivalents	$2,568	$802
Total current assets	72,987	61,027
Total assets	170,768	133,353
Total current liabilities	39,778	35,928
Total liabilities	136,920	109,299
Total stockholders’ equity	27,550	15,741
Total noncontrolling interest equity	6,298	8,313
Total liabilities and stockholders’ equity	170,768	133,353
	(unaudited)		(unaudited)
	Six Months Ended June 30		Year Ended December 31,
Other non-GAAP financial:	2020	2019	2019	2018
	(in thousands)
Adjusted EBITDA(1)	$22,420	$5,654	$11,281	$6,962

(1)
In addition to net income presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP.

Adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly titled measures presented by other companies.
Adjusted EBITDA is a financial measure equal to net income (loss) excluding (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization, and (iv) gain on sale of asset. We present Adjusted EBITDA as a supplemental measure of our financial performance. Management and our board of directors have begun to use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends because it excludes items that may not be reflective of, or are unrelated to, our core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. We have begun to reference Adjusted EBITDA in our decision-making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. In addition, we have based certain of our forward-looking estimates and budgets on Adjusted EBITDA. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP.
	(unaudited)		(unaudited)
	Six Months Ended June 30		Year Ended December 31,
Reconciliation of non-GAAP financial data:	2020	2019	2019	2018
	(in thousands)
Net income (loss):	$10,508	$2,557	$2,164	$(124)
Add:
Interest expense	4,011	2,806	4,752	1,455
Income tax expense	4,032	281	781	1,671(1)
Depreciation and amortization	3,869	2,379	5,953	3,960
Gain on sale of asset(2)	—	(2,369)	(2,369)	—
Adjusted EBITDA	$22,420	$5,654	$11,281	$6,962

(1)
On March 14, 2018, pursuant to Section 1362(d) of the Code, Lollicup revoked its S corporation election by filing Form 2553 with the IRS. Consistent with Section 1362(d)(1)(c), on its revocation letter Lollicup specifies the effective date of its revocation to begin from January 1, 2018. Accordingly, the Company recorded provision for income taxes for the year ended December 31, 2018, which is included in income tax expense.

(2)
During the six months ended June 30, 2019 and the year ended December 31, 2019, our variable interest entity recognized a gain on the sale of a portion of the Texas facility sold of approximately $2.4 million.

The following tables summarize the consolidation of our variable interest entity, Global Wells, in our results of operations for the six months ended June 30, 2020 and for the year ended December 31, 2019.
Six Months ended June 30, 2020
(unaudited)
	Karat Packaging, Inc.	Global Wells Investment Group	Eliminations	Consolidated
	(in thousands)
Net sales	148,820	—	—	148,820
Cost of goods sold	102,022	—	—	102,022
Gross profit	46,798	—	—	46,798
Operating expenses	28,476	573	(849)	28,200
Operating income	18,322	(573)	849	18,598
Rental income	—	837	(837)	—
Other income (expense)	(1,767)	(2,594)	303	(4,058)
Income (loss) before provision for income taxes	16,555	(2,330)	315	14,540
Provision for income tax expense	4,032	—	—	4,032
Net income (loss)	12,523	(2,330)	315	10,508
Net income (loss) attributable to noncontrolling interest	—	(2,015)	—	(2,015)
Net income (loss) attributable to controlling interest	12,523	(315)	315	12,523
Add:
Interest	1,417	2,594	—	4,011
Income tax expense	4,032	—	—	4,032
Depreciation and amortization	3,613	256	—	3,869
EBITDA	21,585	520	315	22,420
Year ended December 31, 2019
(unaudited)
	Karat Packaging, Inc.	Global Wells Investment Group	Eliminations	Consolidated
	(in thousands)
Net sales	224,910	—	—	224,910
Cost of goods sold	163,891	—	—	163,891
Gross profit	61,019	—	—	61,019
Operating expenses	55,248	1,565	(1,630)	55,183
Operating income	5,771	(1,565)	1,630	5,836
Rental income	—	1,588	(1,588)	—
Other income (expense)	(3,266)	486	(111)	(2,891)
Income (loss) before provision for income taxes	2,505	509	(69)	2,945
Provision for income tax expense	781	—	—	781
Net income (loss)	1,724	509	(69)	2,164
Net income (loss) attributable to noncontrolling interest	—	440	—	440
Net income (loss) attributable to controlling interest	1,724	69	(69)	1,724
Add:
Gain on sale of asset	—	(2,369)	—	(2,369)
Interest	2,868	1,884	—	4,752
Income tax expense	781	—	—	781
Depreciation and amortization	5,201	752	—	5,953
EBITDA	10,574	776	(69)	11,281

The following tables summarize the consolidation of our variable interest entity, Global Wells, in our balance sheet as of June 30, 2020 and December 31, 2019.
As of June 30, 2020
(unaudited)
	Karat Packaging, Inc.	Global Wells Investment Group	Eliminations	Consolidated
	(in thousands)
Total assets	122,903	54,261	(6,396)	170,768
Long term debt, current portion	9,765	677	—	10,442
Long term debt, net of current portion	21,153	37,042	—	58,195
Line of credit	30,499	—	—	30,499
Other liabilities	33,935	9,262	(5,413)	37,784
Total liabilities	95,352	46,981	(5,413)	136,920
Total stockholders' equity	27,551	(593)	592	27,550
Total noncontrolling interest equity	—	7,873	(1,575)	6,298
Total liabilities and stockholders' equity	122,903	54,261	(6,396)	170,768
As of December 31, 2019
(unaudited)
	Karat Packaging, Inc.	Global Wells Investment Group	Eliminations	Consolidated
	(in thousands)
Total assets	102,104	33,938	(2,689)	133,353
Long term debt, current portion	6,587	304	—	6,891
Long term debt, net of current portion	19,678	21,017	—	40,695
Line of credit	26,679	—	—	26,679
Other liabilities	33,419	3,007	(1,392)	35,034
Total liabilities	86,363	24,328	(1,392)	109,299
Total stockholders' equity	15,741	1,737	(1,737)	15,741
Total noncontrolling interest equity	—	7,873	440	8,313
Total liabilities and stockholders' equity	102,104	33,938	(2,689)	133,353

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Special Note Regarding Forward-Looking Statements” and “Risk Factors” and those included elsewhere in this prospectus.
Overview
We intend for this discussion to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements, and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. This discussion should be read in conjunction with our consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2020 and 2019, and as of and for the years ended December 31, 2019 and 2018 included elsewhere in this prospectus.
We are a rapidly-growing specialty distributor and select manufacturer of environmentally-friendly disposable foodservice products and related items. We are a nimble supplier of a wide range of products for the foodservice industry, including food and take out containers, bags, tableware, cups, lids, cutlery, straws, specialty beverage ingredients, equipment, gloves and other products. Our products are available in plastic, paper, biopolymer-based and other compostable forms. Our Karat Earth® line provides environmentally friendly options to our customers, who are increasingly focused on sustainability. We offer customized solutions to our customers, including new product development, design, printing and logistics services. While a substantial majority of our revenue is generated from the distribution of our vendors’ products, we do manufacture product ourselves. Our goal is to be the single-source provider to our customers for all of their disposable foodservice products and related needs.
We currently operate an approximately 300,000 square foot manufacturing facility, and distribution center in California. Due to capacity constraints resulting from continuously growing demand, in the first quarter of 2019, we opened a second, approximately 500,000 square foot manufacturing facility and distribution center located in Texas. This expansion significantly increased our manufacturing capacity, reduced shipping costs and expanded our geographic footprint. The Texas facility commenced operations on March 31, 2019 and was fully operational as of June 30, 2020. In July 2020, we opened an approximately 108,000 square foot distribution center located in New Jersey. The New Jersey facility commenced operations in July 2020 and we expect it to be fully operational by the end of 2020.
We manage and evaluate our operations in one reportable segment.

Results of Operations
Six Months ended June 30, 2020 Compared to the Six Months ended June 30, 2019 (unaudited)
	Six Months Ended June 30,
	2020	2019
	(in thousands)
Net sales	$148,820	$108,459
Cost of goods sold	102,022	78,824
Gross profit	46,798	29,635
Operating expenses	28,200	26,153
Operating income	18,598	3,482
Other expense	(4,058)	(644)
Provision for income tax expense	4,032	281
Net income	10,508	2,557
Adjusted EBITDA	$22,420	$5,654
Net sales
Net sales were $148.8 million for the six months ended June 30, 2020, as compared to $108.5 million for the six months ended June 30, 2019, an increase of $40.3 million, or 37%. The increase in net sales was primarily driven by an increase of $30.3 million in product sales as we introduced personal protective equipment related products such as masks, gloves, and face shields. The increase in net sales was also driven by an increase of $4.9 million in product sales to our existing customers as we continue to increase the number of products used by our customers, as well as an increase of $5.1 million from new customers acquired in 2020.
Cost of goods sold
Cost of goods sold increased by $23.2 million, or 29%, to $102.0 million for the six months ended June 30, 2020 compared to $78.8 million for the six months ended June 30, 2019. The increase in cost of goods sold was primarily due to an increase of $22.2 million in product costs driven by the general increase in costs in line with the increase in product sales and an increase of $3.9 million in freight and duty costs to acquire inventory from overseas.
Gross profit
Gross profit increased $17.2 million, or 58%, to $46.8 million for the six months ended June 30, 2020 compared to $29.6 million for the six months ended June 30, 2019. The increase in gross profit was primarily driven by the increase in product sales as well as an increase in profit margin as described above. Gross profit margin was 31% for the six months ended June 30, 2020 compared to 27% for the six months ended June 30, 2019, an increase of 4%. The increase in gross profit margin was driven primarily by our pivot to selling personal protective equipment products which have higher profit margins.
Operating expenses
Operating expenses for the six months ended June 30, 2020, were $28.2 million as compared to $26.2 million for the six months ended June 30, 2020, an increase of $2.0 million, or 8%. The increase was primarily due to an increase of $2.1 million in shipping costs to deliver products to our customers and partially offset by a decrease of $0.1 million in professional service costs.
Operating income
Operating income for the six months ended June 30, 2020 was $18.6 million as compared to $3.5 million for the six months ended June 30, 2019, an increase of $15.1 million, or 434%. The increase was primarily due to an increase in gross profit of $17.2 million resulting from increase in sales and improvements in gross profit margin offset by the increase in operating expenses of $2.0 million.

Other expense
Other expense for the six months ended June 30, 2020 was $4.0 million, as compared to $0.6 million for the six months ended June 30, 2019, an increase of $3.4 million, or 530%. On April 9, 2019, our variable interest entity entered into a sales agreement to sell approximately 160,000 square feet of its newly constructed approximately 650,000 square foot facility in Texas to an unrelated third party for an aggregate cash sales price of approximately $10 million. The Company and our variable interest entity do not have any continuing obligations with respect to the portion of the Texas facility sold. For the six months ended June 30, 2019, the Company recorded a $2.4 million gain on sale of the asset, which other income was netted against other expenses. This transaction did not recur for the period ended June 30, 2020, which resulted in an increase in other expense. The increase was also driven by an increase in interest expense of $1.2 million due to additional debt and a loss recorded for changes in interest swap fair value. Other expense also includes an increase of $0.1 million driven by fluctuations in foreign exchange rates between U.S. Dollar and the New Taiwan Dollar as the Company primarily sources raw materials from overseas which are transacted in foreign currency offset by approximately $0.3 million decrease in other expenses, resulting in a net increase of $3.4 million in other expense.
Net income
Net income for the six months ended June 30, 2020 was $10.5 million, as compared to $2.6 million for the six months ended June 30, 2019, an increase of $7.9 million, or 311%. The increase was primarily driven by an increase in operating income of $15.1 million as discussed above partially offset by an increase in other expense of $3.4 million and an increase in income tax expense of approximately $3.8 million. Provision for income taxes was $4.0 million and $0.3 million for the six months ended June 30, 2020 and 2019, respectively. The Company’s effective tax rate for the six months ended June 30, 2020 and 2019 was 27.8% and 9.9%, respectively. The increase in the effective tax rate was primarily driven by certain discrete items included in the calculation for the six months ended June 30, 2019 that did not recur for the six months ended June 30, 2020. Discrete items include significant items that may occur in any given year but are not consistent from year to year.
Adjusted EBITDA
Adjusted EBITDA for the six months ended June 30, 2020 was $22.4 million, as compared to $8.0 million for the six months ended June 30, 2019, an increase of $14.4 million, or 179%. The increase was primarily driven by an increase in net income of $7.9 million as discussed above, an increase in interest expense add-back of $1.2 million, an increase in provision for income taxes of $3.8 million an increase in depreciation and amortization of $1.5 million and an increase of $2.4 million due to the gain on sale of asset that was recorded for the period ended June 30, 2019 that did not recur in 2020. We use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly titled measures presented by other companies.
	(unaudited) Six Months Ended June 30,
Reconciliation of Adjusted EBITDA:	2020	2019
	(in thousands)
Net income:	$10,508	$2,557
Add (deduct):
Interest expense	4,011	2,806
Income tax expense	4,032	281
Depreciation and amortization	3,869	2,379
Gain on sale of asset	—	(2,369)
Adjusted EBITDA	$22,420	$5,654

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
	Twelve Months Ended December 31,
	2019	2018
	(in thousands)
Net sales	$224,910	$175,434
Cost of goods sold	163,891	131,979
Gross profit	61,019	43,455
Operating expenses	55,183	41,323
Operating income	5,836	2,132
Other expense	(2,891)	(585)
Provision for income tax expense	781	1,671
Net income (loss)	2,164	(124)
Adjusted EBITDA	$11,281	$6,962
Net sales
Net sales were $224.9 million for the year ended December 31, 2019, as compared to $175.4 million for the year ended December 31, 2018, an increase of $49.5 million, or 28%. The increase in net sales was primarily driven by an increase of $38.8 million in new product sales to our existing customers and an increase in the number of products used by our customers, as well as an increase of $10.0 million from new customers acquired in 2019. The remaining increase was driven by an increase in pricing effective the first quarter of 2019.
Cost of goods sold
Cost of goods sold increased by $31.9 million, or 24%, to $163.9 million for the year ended December 31, 2019 compared to $132.0 million for the year ended December 31, 2018. The increase in cost of goods sold was primarily due to an increase of $28.9 million consisting of a general increase in costs in line with the increase in product sales and an increase of $5.0 million in duty and freight costs to acquire inventory from overseas.
Gross profit
Gross profit increased $17.5 million, or 40%, to $61.0 million for the year ended December 31, 2019 compared to $43.5 million for the year ended December 31, 2018. The increase in gross profit was primarily driven by the increase in pricing in product sales during this period. Gross profit margin was 27% for the year ended December 31, 2019 compared to 25% for the year ended December 31, 2018, an increase of 2%.
Operating expenses
Operating expenses for the year ended December 31, 2019, were $55.2 million as compared to $41.3 million for the year ended December 31, 2018, an increase of $13.9 million, or 34%. The increase was primarily attributable to the increase in headcount resulting in an increase in compensation expense of approximately $4.2 million, an increase of $5.1 million in shipping cost to deliver products to our customers, an increase of $1.9 million in general operating costs related to the new Texas manufacturing facility that commenced operations in 2019, and an increase of $0.7 million in depreciation expense. The increase was also driven by an increase of $0.8 million marketing initiatives during the year, and an increase of approximately $0.5 million in professional service costs.
Operating income
Operating income for the year ended December 31, 2019 was $5.8 million as compared to $2.1 million for the year ended December 31, 2018, an increase of $3.7 million, or 174%. The increase was attributable to higher gross profit resulting from higher profit margins and increase in sales offset by an increase in operating expenses of approximately $13.9 million.

Other expense
Other expense for the year ended December 31, 2019 was $2.9 million, as compared to $0.6 million for the year ended December 31, 2018, an increase of $2.3 million, or 394%. The increase was primarily driven by the gain on sale of asset of $2.4 million in 2019. In May 2019, our variable interest entity entered into a sales agreement to sell approximately 160,000 square feet of its newly constructed approximately 650,000 square foot facility in Texas to an unrelated third party for an aggregate cash sales price of approximately $10 million. During the six months ended June 30, 2019, our variable interest entity recognized a gain on the sale of the portion of the Texas facility sold of approximately $2.4 million. The gain from the sale was offset in 2019 by an increase in interest expense of $3.3 million due to additional debt and a loss recorded for changes in interest swap fair value, an increase of $0.7 million driven by fluctuations in foreign exchange rates between the U.S. Dollar and the New Taiwan Dollar as the Company primarily sources raw materials from overseas, which purchases are transacted in foreign currency, and approximately $0.7 million increase in other expenses, resulting in a net increase of $2.3 million.
Net income (loss)
Net income for the year ended December 31, 2019 was $2.2 million, as compared to a net loss of $0.1 million for the year ended December 31, 2018, an increase of $2.3 million, or 1845%. The increase was primarily driven by an increase in gross profit and a decrease in income tax expense of $0.9 million, offset by an increase in operating expense of $13.9 million and an increase in other expense of $2.3 million. Provision for income taxes was $0.8 million and $1.7 million for the years ended December 31, 2019 and 2018, respectively.
Adjusted EBITDA
Adjusted EBITDA for the year ended December 31, 2019 was $13.7 million, as compared to $7.0 million for the year ended December 31, 2018, an increase of $6.7 million, or 96%. The increase was primarily driven by an increase in higher margin business-to-business and e-commerce sales, a shift in product mix to higher margin products (i.e. take out containers, films, foils and bags), reduced reliance on Chinese suppliers, mitigating the effect of tariffs and a shift from selling to distributors (lower margin) to retail and online customers (higher margin as there are fewer touch points). We use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as alternatives to net income (loss), cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly titled measures presented by other companies.
	Twelve Months Ended December 31,
Reconciliation of Adjusted EBITDA:	2019	2018
	(in thousands)
Net income (loss):	$2,164	$(124)
Add (deduct):
Interest expense	4,752	1,455
Income tax expense	781	1,671
Depreciation	5,953	3,960
Gain on sale of asset	(2,369)	—
Adjusted EBITDA	$11,281	$6,962

Liquidity and Capital Resources
Trends in Our Business
The following trends have contributed to the results of our operations, and we anticipate that they will continue to affect our future results:
•
The growing trend towards at home dining and mobility-oriented e-commerce, food delivery and take out dining. We believe this trend will have a positive impact on our results of operations, as more of our customers will require packaging and containers to meet the demands of their increased food delivery and take out dining consumers.

•
Environmental concerns regarding disposable products broadly have resulted in a number of significant changes that are specific to the food-service industry, including regulations applicable to our customers. We believe this trend will have a positive impact on our results of operations, as we expect there will be an increased demand for eco-friendly and compostable single-use disposable products.

•
Changes in freight carrier costs related to the shipment of our products, especially relating to overseas shipments. We believe this trend can have either a positive or a negative impact on our results of operations, depending on whether such freight costs increase or decrease.

•
Evolving U.S. foreign trade policy, including the imposition of tariffs on a number of imported food-service disposable products, including those imported from China. We believe this trend will have either a positive or a negative impact on our results of operations, depending on whether we are able to source our raw materials or manufactured products from countries where tariffs have not been imposed by the current U.S. administration.

•
The cost of the raw materials used to manufacture our products, in particular polyethylene terephthalate, or PET, plastic resin, will continue to fluctuate. We believe this trend will have either a positive or a negative impact on our results of operations, depending on whether PET plastic resin costs increase or decrease.

With the onset of the COVID-19 global pandemic, we began to supply personal protective equipment related products to our customers. We anticipate that this growing trend of personal protective equipment related products will continue to have a positive impact on our results of operations as more of our customers will require personal protective equipment to meet the safety requirements of their employees and consumers, however, we believe that our sale of such products will constitute a decreasing percentage of our net sales and gross profit moving forward. Since its peak in April 2020, personal protective equipment related products have declined to approximately 10% or less of net sales in each month since June 2020.
The following table summarizes total current assets, liabilities and working capital at June 30, 2020 compared to December 31, 2019:

	(unaudited) June 30, 2020	(audited) December 31, 2019	Increase
	(in thousands)
Current assets	$72,987	$61,027	$11,960
Current liabilities	39,778	35,928	3,850
Working capital	$33,209	$25,099	$8,110
As of June 30, 2020, we had a working capital of $33.2 million as compared to a working capital of $25.1 million at December 31, 2019, representing an increase in working capital of $8.1 million, or 32.3%. The change in working capital was primarily attributable to an increase in cash balance due to changes in certain payment terms with customers and an increase in inventories in anticipation of higher sales volume for the next quarter.

We anticipate funding our operations for the next twelve months using available cash, cash flow generated from operations, availability under lines of credit with existing financial institutions and proceeds from this offering.
As of June 30, 2020, we had cash and cash equivalents of approximately $2.6 million. Based on projections of growth in revenue and operating results in the coming year, the available cash held by us and availability under existing lines of credit, we believe that we will have sufficient cash resources to finance our operations, service any maturing debt and lease obligations, and expected capital expenditures for at least the next twelve months. Depending on our growth and results of operations, we may have to raise capital through the issuance of additional equity and/or debt, which, if we are able to obtain, could have the effect of diluting stockholders. Any equity or debt financings, if available at all, may be on terms which are not favorable to us. As our debt or credit facilities become due, we need to repay, extend or replace such indebtedness. Our ability to do so will be subject to future economic, financial, business, and other factors, many of which are beyond our control.
For additional information on financing entered into subsequent to June 30, 2020, see Note 15 of the condensed consolidated financial statements included in this prospectus.
Cash Flows
The following table summarizes cash flow for the six months ended June 30, 2020 and 2019:
	(unaudited) Six Months Ended June 30,
Cash flows data:	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$8,743	$(9,566)
Net cash used in investing activities	(30,970)	(14,542)
Net cash provided by financing activities	23,993	27,483
Net change in cash and cash equivalents	1,766	3,375
Cash flows provided by (used in) operating activities.    For the six months ended June 30, 2020, net cash provided by operating activities was $8.7 million, primarily the result of net income of $10.5 million, adjusted for certain non-cash items totaling $6.3 million, consisting of depreciation and amortization, provision for bad debts, and reserve for slow-moving and obsolete inventory. In addition, cash increased $8.0 million, primarily as a result of changes in working capital. For the six months ended June 30, 2019, net cash used by operating activities was $9.6 million, primarily due to a decrease in cash of $13.5 million due to changes in working capital which was partially offset by net income of $2.6 million, adjusted for certain non-cash items of an aggregate $1.3 million consisting of depreciation and amortization and changes in deferred tax liability.
Cash flows used in investing activities.    Net cash used in investing activities for the six months ended June 30, 2020 was $31.0 million, which was driven by the purchase of manufacturing equipment and construction of our New Jersey warehouse totaling $27.4 million and deposits paid for additional manufacturing equipment of $3.6 million. Net cash used in investing activities for the six months ended June 30, 2019 was $14.5 million, which was driven by the purchase of manufacturing equipment and construction of the manufacturing facility in Texas totaling $14.0 million, deposits paid for additional manufacturing equipment of $10.6 million, offset by proceeds from sale of asset of $10.0 million.
At June 30, 2020, the Company has approximately $5.3 million of significant commitments for capital expenditures, which were primarily related to the purchase of building and the construction cost for use as a distribution center in South Carolina. The Company believes that cash-on-hand and access to unused borrowing capacity combined with cash flow from operations will be sufficient to fund the Company’s commitments.
Cash flows provided by financing activities.    Net cash provided by financing activities for the six months ended June 30, 2020 was $24.0 million which was a result of proceeds from issuance of debt. Net cash provided by financing activities for the six months ended June 30, 2019 was $27.5 million which was a result of proceeds from issuance of debt. During the six months ended June 30, 2020 and 2019, we made debt payments of $3.5 million and $22.4 million, respectively. We made $0.6 million and $0 cash distributions during the six months ended June 30, 2020 and 2019, respectively.
For additional information on financing entered into subsequent to June 30, 2020, see Note 16 of the condensed consolidated financial statements included in this prospectus.
The following table summarizes cash flow for the years ended December 31, 2019 and 2018:
	Year Ended December 31,
Cash flows data:	2019	2018
	(in thousands)
Net cash (used in) provided by operating activities	$(32)	$2,717
Net cash used in investing activities	(24,756)	(24,306)
Net cash provided by financing activities	24,625	21,763
Net change in cash	(163)	174
Cash flows provided by operating activities.    For the year ended December 31, 2019, net cash used in operating activities was $0.03 million, primarily the result of net income of $2.1 million, adjusted for certain non-cash items totaling $5.4 million, consisting of depreciation and amortization, provision for bad debts, reserve for slow-moving and obsolete inventory, gain on sale of property and equipment, and changes in deferred tax liability. In addition, cash increased $7.6 million, primarily as a result of changes in working capital. For the year ended December 31, 2018, net cash provided by operating activities was $2.7 million, primarily the result of net loss of $0.1 million, adjusted for certain non-cash items totaling $5.8 million consisting of depreciation and amortization, gain on sale of property and equipment, changes in deferred tax liability and reserve for slow-moving and obsolete inventory, and the increase in net working capital of $3.0 million.
Cash flows used in investing activities.    Net cash used in investing activities for the years ended December 31, 2019 and 2018 was $24.8 million and $24.3 million, respectively, primarily the result of the purchase of manufacturing equipment of $32.5 million and $22.1 million for the corresponding periods. In addition, in 2019, the Company also disposed an asset for a cash proceed of $10.0 million.
At December 31, 2019, the Company has approximately $25.0 million of significant commitments for capital expenditures, which is primarily related to the purchase of land and building for use as a distribution center in New Jersey. The Company believes that cash-on-hand and access to unused borrowing capacity combined with cash flow from operations will be sufficient to fund the Company’s commitments.
Cash flows provided by financing activities.    Net cash provided by financing activities for the years ended December 31, 2019 and 2018 was $24.6 million and $21.8 million, respectively, as a result of proceeds from our line of credit and debt and investment in a consolidated variable interest by noncontrolling interest. During the year ended December 31, 2019, we made debt payments of $25.9 million. During the year ended December 31, 2018, we made distributions to stockholders of $1.2 million and also raised $1.9 million through issuance of common stock.
For more information about our debt and commitments, see Note 5, Line of Credit, Note 7, Long-Term Debt, Note 9, Obligations Under Capital Leases, and Note 12, Commitments and Contingencies of the Notes to Unaudited Condensed Consolidated Financial Statements in this prospectus.

Financing Arrangements
Business Loan Agreements
On March 17, 2020, one of our subsidiaries, as the borrower, Alan Yu, Marvin Cheng, and the company, each as guarantors, and Hanmi Bank, in its capacity as lender, entered into a business loan agreement and related promissory note for a $3.0 million term loan that expires June 17, 2025. Principal and interest payments of $54,623 are due monthly with the remaining principal and unpaid interest due at maturity. Interest accrues based on the prime rate plus margin of 0.25% (3.5% as of June 30, 2020). The loan is secured by the borrower’s assets. In accordance with the business loan agreement, the borrower must comply with certain financial reporting requirements and financial covenants, including maintaining a minimum debt service coverage ratio (as defined in the business loan agreement) of not less than 1.20 to 1.00 at all times, tested annually.
On June 30, 2020, our variable interest entity, as the borrower, Mr. Yu, Mr. Cheng, and one of our subsidiaries, each as guarantors, and Hanmi Bank, in its capacity as lender, entered into a business loan agreement and related promissory note for a $16.5 million term loan that matures on June 30, 2025. Interest accrues at a fixed rate of 4.5%. Principal payments ranging from $28,575 to $39,141 along with interest are due monthly throughout the term of the loan, with the remaining principal balance due at maturity. The loan is collateralized by substantially all of the assets of one of our subsidiaries and our variable interest entity. In accordance with the business loan agreement, the borrower must comply with certain financial reporting requirements and financial covenants, including the borrower must maintain a minimum debt service coverage ratio (as defined in the business loan agreement) of not less than 1.25 to 1.00 at all times, tested semi-annually.
As of June 30, 2020, we were in compliance with the covenants included in the business loan agreements described above.
Line of Credit
One of our subsidiaries, as the borrower, and Hanmi Bank, in its capacity as lender, previously entered into a business loan agreement and associated documents. The loan was evidenced by a promissory note executed by the borrower. The line of credit had an initial maturity date of February 23, 2019. The agreement was amended prior to maturity to extend the maturity date to May 2019. In May 2019, the line of credit was amended again to extend the maturity date to May 2021 and increased the maximum borrowing from $25 million to $30 million. Interest accrues at an annual rate of prime less 0.25% (3.25% at June 30, 2020 and 5.25% December 31, 2019) and is payable monthly. In September 2019, the maximum borrowing was further increased from $30 million to $40 million. On July 9, 2020, one of our subsidiaries, as the borrower, Mr. Yu, Mr. Cheng, and the company, each as guarantors, and Hanmi Bank, in its capacity as lender, entered into a business loan agreement and associated documents to change the terms of the existing indebtedness under the line of credit. The line of credit was amended again to extend the maturity date to May 2022. Approximately $30.5 million and $26.7 million of borrowings were outstanding as of June 30, 2020 and December 31, 2019, respectively, under the line of credit. The amount that can be borrowed is subject to a borrowing base that is calculated as a percentage of the borrower’s accounts receivable and inventory balances measured monthly. The loan is secured by the borrower’s assets. In accordance with the line of credit agreement, the borrower must comply with certain financial covenants, including a minimum current ratio, minimum tangible net worth, minimum debt service coverage ratio, and minimum debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio (each as defined in the line of credit). The line of credit also includes certain standby letter of credit sublimits. The amounts issued under the standby letter of credit was $900,000 and $800,000 as of June 30, 2020 and December 31, 2019, respectively.
In accordance with the change in terms agreement dated July 9, 2020, the borrower must comply with certain financial reporting requirements, financial covenants and other covenants. The financial covenants include (i) the borrower must maintain a minimum current ratio (as defined in the line of credit) of not less than 1.50 to 1.00 on a quarterly basis from each period end; (ii) the borrower must maintain effective tangible net worth (as defined in the line of credit) of not less than $20.0 million on a quarterly basis from each period end; (iii) the borrower must maintain a minimum debt service coverage ratio (as defined in the line of credit) of not less than 1.20 to 1.00; and (iv) the borrower's funded debt of bank financing (including capital leases) over rolling four quarter EBITDA shall be no more than 4.00 to 1.00 from each period end. The other covenants include (i) subordination of accounts payable to Keary Global (to be monitored on a quarterly basis) of not less than $3.0 million; and (ii) the borrower shall maintain a minimum gross profit margin of 25% on a quarterly basis.
As of June 30, 2020, we were in compliance with the covenants included in the line of credit described above.
PPP Loan
On April 16, 2020, one of our subsidiaries received loan proceeds in the amount of approximately $5.0 million under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are potentially forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.
The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. We intend to use the proceeds for purposes consistent with the PPP. While we currently believe that our use of the loan proceeds will meet the conditions for forgiveness of the loan, we are assessing all preventable actions that could cause us to be ineligible for forgiveness of the loan, in whole or in part. While the Company intends to apply for the forgiveness of the loan, there is no assurance that the Company will obtain forgiveness of the loan in whole or in part.
For additional information on our financing arrangement see Notes 5 and 7 of our consolidated financial statements for the year ended December 31, 2019 and 2018 and Notes 5 and 7 to our consolidated financial statements for the year ended June 30, 2020 and June 30, 2019 included elsewhere in this prospectus.
Commitments and Contractual Obligations
The table below sets forth our enforceable and legally binding obligations as of June 30, 2020, for the categories described below. Some of the amounts included in the table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table. Purchase orders made in the ordinary course of business are excluded from the table below.
	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Long-term debt(1)	$68,744	$10,442	$15,966	$22,796	$19,540
Line of credit	30,499	—	30,499	—	—
Interest on long-term debt and line of credit(1)	16,576	3,939	5,247	3,630	3,760
Operating leases(2)	32,572	5,061	9,939	7,559	10,013
Capital lease obligations including interest	816	365	448	3	—
Capital expenditures(3)	54,660	5,735	7,185	7,435	34,305
Total	$203,867	$25,542	$69,284	$41,423	$67,618

(1)
These amounts represent estimated future principal payments related to our long-term debt. Interest represents estimated future interest payments as of June 30, 2020, assuming our long-term debt and line of credit is held to maturity. Future interest payments could differ materially from amounts indicated in the table due to future operational and financing needs, market factors and other currently unanticipated events.

(2)
We enter into operating leases in the normal course of business under various operating lease agreements with various terms and conditions, expiring at various dates through 2028. We lease some of our operating facilities, as well as other property and equipment, under operating leases. Some lease agreements provide us with the option to renew the lease or purchase the leased property. Our operating lease obligations would change if we exercised these renewal options and/or if we entered into additional operating lease agreements. These amounts do not include month-to-month leases. These amounts include lease payments to our variable interest entity of $2.4 million, $4.9 million, $5.0 million, and $10.0 million for the respective payments due by period above. Although we are contractually obligated to make these payments to our variable interest entity, as a result of consolidating our variable interest entity due to it being the primary beneficiary, these payments will be eliminated upon consolidation and will not have an impact on our consolidated financial statements.

(3)
These amounts represent estimated future capital expenditures and do not represent any commitment by the Company as of June 30, 2020 except for an approximately $5.3 million contractual commitment for the purchase of land and building in New Jersey for use as a distribution center. Future capital expenditures could differ materially from the amounts forecasted due to future operational and financing needs, market factors and other currently unanticipated events.

Related Party Transactions
Keary Global Group, Ltd.
As a minority stockholder of the Company, Keary Global Group, Ltd., formerly known as Karat Global Group, Ltd., or Keary Global, owns 250,004 shares of the Company’s common stock as of December 31, 2019, which Keary Global acquired upon exercise of two convertible notes during the third quarter of 2018. In addition to being a stockholder, Keary Global and its affiliate, Keary International, Ltd., formerly known as Karat International, Ltd., or Keary International, are inventory suppliers and purchasing agents for us overseas. Keary Global and Keary International are owned by our CEO Alan Yu’s brother, Jeff Yu, who is also employed as an account manager for our national sales team.
We have made ongoing purchases with Keary Global through the use of purchase orders. For the six months ended June 30, 2020 and 2019, we made purchases in the aggregate amount of $11.8 million and $12.2 million, respectively, from Keary Global and Keary International. Purchases during the years ended December 31, 2019 and 2018 from this related party were $25.1 million and $22.0 million, respectively. As of June 30, 2020, December 31, 2019 and December 31, 2018, we had payables in the aggregate amount of $3.9 million, $5.1 million and $3.4 million, respectively, to Keary Global and Keary International.
Purchase orders between us and Keary Global and Keary International will continue to be made on an arms-length basis, and subject to the review and approval of our nominating and corporate governance committee pursuant to the Company’s related party transactions policy (see “Certain Relationships and Related Party Transactions” beginning on page 80).
Plutus Investment Holding Company
Another minority stockholder of the Company, Plutus Investment Holding Company, or Plutus, owns 25,000 shares of the Company’s common stock as of June 30, 2020, which Plutus acquired upon conversion of a convertible note during the third quarter of 2018. Plutus is also an equity holder of Global Wells.
Global Wells Investment Group (Variable Interest Entity)
In 2017, we made an investment of $1,251,000 along with Plutus and two unrelated parties in a newly formed entity, Global Wells. The purpose of this new entity was to own, construct, and manage a warehouse and manufacturing facility in Texas. We hold a 13.5% ownership interest and a 25% voting interest in the entity. Global Wells’ operating agreement may require its members to make additional contributions only upon the unanimous decision of the members or where the cash in Global Wells’ bank account falls below $50,000. In the event that a member is unable to make an additional capital contribution, the other members will be required to make contributions to offset the amount that member cannot contribute, up to $25,000.
In March 2018, we entered into a 10-year commercial lease agreement with Global Wells. The lease agreement was subsequently amended for the lease term to begin on December 1, 2018 and requires us to make monthly lease payments of $196,000 to Global Wells, with six months of free rent from May 1, 2019 through October 31, 2019. In June 2020, the Company entered into another 10-year commercial lease agreement with Global Wells. The lease term commenced on July 1, 2020 and requires us to make a monthly lease payments of $147,730 to Global Wells. Subsequent to entering into an operating lease agreement, and because we hold current and potential rights that give us the power to direct activities of Global Wells that significantly impact Global Wells’ economic performance, receive significant benefits, or the obligation to absorb potentially significant losses, we were deemed to have a controlling financial interest in Global Wells and therefore, the primary beneficiary of the entity. As a result, Global Wells was consolidated into our financial statements for the period from March 23, 2018 under the risk and reward model of ASC Topic 810, Consolidation.
Assets recognized as a result of consolidating Global Wells do not represent additional assets that could be used to satisfy claims against our general assets. Conversely, liabilities recognized as a result of consolidating Global Wells do not represent additional claims of our general assets, they represent claims against the specific assets of Global Wells, except for the Company’s guarantee of Global Wells’ term loan. The Company was a guarantor for Global Wells’ construction loan, which provided for advances up to $21,640,000 and expired in May 2019. In May 2019, Global Wells refinanced with a new lender which provides for a term loan of $21,580,000 and used the proceeds from the new term loan to pay off the construction loan. In June 2020, Global Wells entered into a new term loan which provides advances up to $16,540,000 to fund the purchase of the building in New Jersey. The loan is guaranteed by the Company. As of June 30, 2020, the total loan guaranteed by the Company related to Global Wells amounted to $37,826,000. The new term loan is also guaranteed by certain of the Company’s existing stockholders.
In July 2019, we entered into an Assignment and Assumption of Grants with Global Wells, whereby Global Wells assigned to us certain ongoing site development and tax based incentive grants (the “Incentive Grants”) effective as of July 1, 2018. These Incentive Grants were paid to us by the Rockwall Economic Development Corporation, a Texas non-profit corporation, or REDC, in connection with Global Wells’ purchase of the Texas facility.
Lollicup Franchising LLC
As of June 30, 2020, we held a variable interest in Lollicup Franchising LLC, or Lollicup Franchising, which owns and operates four bubble tea cafes and also licenses its name to third party store owners and operators. We sell inventory to Lollicup Franchising and to the licensed third-party stores. In connection with the sales to third-party stores, we have an incentive program with Lollicup Franchising where a certain percentage of the sales to the third-party stores are paid to Lollicup Franchising. As of June 30, 2020, we had determined that we held a variable interest in Lollicup Franchising, however, we were not considered the primary beneficiary, as the primary beneficiary was determined to be another party. For the six months ended June 30, 2020 and 2019, we incurred incentive program expenses of $0.06 million and $0.08 million, respectively.
As of June 30, 2020, we do not have any explicit arrangements and implicit variable interest where we are required to provide financial support to Lollicup Franchising. Also, as of June 30, 2020, we determined that the maximum exposure to loss as a result of its involvement with Lollicup Franchising is zero.
Effective September 1, 2020, we purchased all of the membership interests in Lollicup Franchising, our variable interest entity, from Alan Yu and Marvin Cheng for cash consideration of $900,000. As a result of the transaction, Lollicup Franchising merged with and into Lollicup USA and is no longer a variable interest entity.

For related party transactions since January 1, 2018, see the “Certain Relationships and Related Party Transactions” section below.
Effect on Inflation
The rates of inflation experienced in recent years have had no material impact on our financial statements. We attempt to minimize the impact of increased costs by increasing prices for our products and diversifying our purchases from different suppliers, to the extent permitted by contracts and competition.
Off-Balance Sheet Arrangements
We currently do not have any off-balance sheet arrangements and did not have any such arrangements for the period ended June 30, 2020 and years ended December 31, 2019 and 2018.
Critical Accounting Policies
The following critical accounting policies reflect the significant estimates and judgements used in the preparation of our consolidated financial statements. We believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). Actual results could differ from those estimates. We believe estimates that are significant to our financial statements for the periods ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018 include stock-based compensation, allowance for doubtful accounts, reserve for slow-moving and obsolete inventory, and estimated useful lives of property, plant and equipment.
Property and Equipment
Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the assets, varying from three to 40 years or, when applicable, the life of the lease, whichever is shorter.
Impairment charges, if any, are included in operating expenses in the accompanying statements of operations.
Income Taxes
We account for income taxes under Accounting Standard Codification (“ASC”) 740, Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.
ASC 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10-25, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. ASC 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.
The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying consolidated balance sheets, as well as tax credit carry-backs and carryforwards. We periodically review the recoverability of deferred tax assets recorded on our consolidated balance sheets and provides valuation allowances as management deems necessary.
Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. In management’s opinion, adequate provisions for income taxes have been made for all years. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.
Revenue Recognition
We recognize sales transactions at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from our manufacturing facility to the customers. The transaction price is the amount of consideration to which we expect to be entitled to in exchange for transferring goods to the customer. Revenue is recorded based on the total estimated transaction price, which includes fixed consideration and estimates of variable consideration. Variable consideration includes estimates of rebates and other sales incentives, cash discounts from prompt payment, consideration payable to customers for cooperative advertising and other program incentives, and sales returns. We estimate the variable considerations based on contract terms and historical experience of actual results using the expected value method.
Recent Accounting Pronouncements
The Company is an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, the Company have elected to take advantage of certain reduced public company reporting requirements. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, as a result, the Company will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for private companies.
In February 2016, the FASB issued ASU 2016-02 (Topic 842), “Leases”. This ASU amends a number of aspects of lease accounting, including requiring lessees to recognize operating leases with a term greater than one year on their balance sheet as a right-of-use asset and corresponding lease liability, measured at the present value of the lease payments. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. The FASB subsequently issued ASU 2018-11 (Topic 842), “Leases: Targeted Improvements” which amends ASC 842 in two important areas, including (i) allowing lessors to combine lease and associated nonlease components by class of underlying asset in contracts that meet certain criteria and, (ii) provides entities with an optional method for adopting the new leasing guidance by recognizing a cumulative-effect adjustment to the opening balance of the retained earnings, and not to restate the comparative periods presented at the adoption date. The effective date for ASC 842 for public business entities is annual reporting periods beginning after December 15, 2018. The effective date for all other entities is annual reporting periods beginning after December 15, 2021. As part of the IPO relief provided to emerging growth companies (EGC), an EGC may elect to adopt new standards on the timeline afforded a private company. The Company elects to adopt the new standard in annual reporting period beginning after December 15, 2021, and is currently assessing the impact of this standard on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which adds to U.S. GAAP an impairment model known as the current expected credit loss (CECL) model that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for public business entities that are U.S. Securities and Exchange Commission (SEC) filers. For all other public business entities, the ASU is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted beginning after December 15, 2018, including interim periods within those fiscal years. The FASB subsequently issued ASU 2019-10 (Topic 326), “Financial Instruments-Credit Losses: Effective Dates” which amends the effective date for SEC filers that are eligible to be ‘smaller reporting companies’, non-SEC filers and all other companies, including not-for-profit companies and employee benefit plans. For calendar-year end companies that are eligible for the deferral, the effective date is January 1, 2023. As part of the IPO relief provided to emerging growth companies (EGC), an EGC may elect to adopt new standards on the timeline afforded a private company. The Company elects to adopt the new standard in annual reporting period beginning after January 1, 2023, and is currently assessing the impact of this standard on the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07 (Topic 718), “Compensation — Stock Compensation: Improvements to Non-employee Share based Payment Accounting”, which supersedes Subtopic 505-50 and expands the scope of ASC Topic 718 to include share-based payments issued to nonemployees for goods and services. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide financing to the issuer or awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC Topic 606. The FASB subsequently issued ASU 2019-08 (Topic 718), “Compensation — Stock Compensation” which clarifies guidance in Topic 718 on measurement and classification of share-based payments to customers. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820) Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. The guidance in this ASU eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. Entities are no longer required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy but require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. Certain provisions are applied prospectively while others are applied retrospectively. This ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The guidance in this ASU eliminates certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. For public entities, the amendments in this Update are effective for fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendment is permitted. As part of the IPO relief provided to emerging growth companies (EGC), an EGC may elect to adopt new standards on the timeline afforded a private company. The Company elects to adopt the new standard in annual reporting period beginning after December 15, 2021, and is currently assessing the impact of this standard on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-03 “Codification Improvements to Financial Instruments”. The guidance in this ASU clarifies the requirement for all entities to provide the fair value option disclosures in paragraphs 825-10-50-24 through 50-32 of the FASB’s ASC. The guidance also clarifies that the contractual term of a net investment in a lease determined in accordance with ASC 842, “Leases”, should be the contractual term used to measure expected credit losses under ASC 326, “Financial Instruments — Credit Losses”. This ASU is effective upon adoption of the amendments in ASU 2016-13. Early adoption is not permitted before an entity’s adoption of ASU 2016.13.

BUSINESS
Our Company
We are a rapidly-growing specialty distributor and select manufacturer of environmentally-friendly disposable foodservice products and related items. We are a nimble supplier of a wide range of products for the foodservice industry, including food and take out containers, bags, tableware, cups, lids, cutlery, straws, specialty beverage ingredients, equipment, gloves and other products. Our products are available in plastic, paper, biopolymer-based and other compostable forms. Our Karat Earth® line provides environmentally friendly options to our customers, who are increasingly focused on sustainability. We offer customized solutions to our customers, including new product development, design, printing and logistics services. While a substantial majority of our revenue is generated from the distribution of our vendors’ products, we do manufacture products ourselves. Our goal is to be the single-source provider to our customers for all of their disposable foodservice products and related needs.
Our customers include a wide variety of national and regional distributors, restaurant chains, retail establishments and online customers. Our products are well suited to address our customers’ increased focus on take out and delivery capabilities. Our blue chip customer base includes well-known fast casual chains such as Applebee’s Neighborhood Grill + Bar, Chili’s Grill & Bar, Chipotle Mexican Grill, Corner Bakery Cafe and TGI Fridays, as well as fast food chains including The Coffee Bean & Tea Leaf, El Pollo Loco, In-N-Out Burger, Jack in The Box, Panda Express, Raising Cane’s Chicken Fingers and Torchy’s Tacos. As our capabilities, product offering and footprint expand, we are also beginning to supply products to regional and national supermarket chains, airlines, sports and entertainment venues and other non-restaurant customers. Our strong brand recognition in the foodservice industry, nimble operations and rapidly increasing size and scope of our distribution network provide us with a significant advantage that enables us to acquire new customers as well as increase our business with existing customers. For the six months ended June 30, 2020, and for the years ended December 31, 2019 and December 31, 2018, no single customer represented more than 10% of our revenue.
We have grown net sales at a compound annual growth rate of 25.5% over the past seven years. This historical growth is largely due to our continued expansion into new end markets and product categories, as well as our growing position as a strategically important supply chain partner to our customers. For the six months ended June 30, 2020, net sales of our traditional foodservice products grew 7.9% compared to the six months ended June 30, 2019. When the COVID-19 pandemic began to impact the U.S. earlier this year, we were able to act quickly and source a significant amount of COVID-19 related products via our extensive global supplier relationships when competitors could not. As a result, we realized a collective 37.2% net sales increase across the business for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. While COVID-19 related products are not a key area of our growth strategy, being able to offer these products at the outset of the pandemic demonstrated our nimble sourcing capabilities and our importance as a value added supply chain partner for many of our new and existing customers. Our performance through the pandemic further enhanced our reputation in the market.
We operate our business strategically and with broad flexibility to provide both our large and small customers with the wide spectrum of products they need to successfully run and grow their businesses. We believe our ability to source products quickly on a cost effective basis via a global supplier network, complemented by our manufacturing capabilities for select products, has established us as a differentiated provider of high-quality products relative to our competitors. We have recently made significant investments to establish and grow our e-commerce distribution channel www.lollicupstore.com. This channel, utilized primarily by small- and medium-sized businesses, served over 41,000 customers during the six months ended June 30, 2020, with our online net sales growing by 79.8% compared to the six months ended June 30, 2019. We primarily attribute this growth to increased sales of take out containers, bags and related products tied to amplified take out and delivery activity during the second quarter of 2020 as the U.S. adapted to restrictions imposed during the COVID-19 pandemic. We view this as part of a broader acceleration in the shift in consumer preferences towards food delivery and “to go” ordering, which we expect to continue. Our e-commerce channel offers the entire range of our products for online procurement, and we believe it will continue to remain key to our business going forward. Additionally, the e-commerce channel enables us to cross market other products to our customers that they may be purchasing from competitors.

We classify our customers into four categories: distributors, national chains, retail and online.
•
Distributors: national and regional distributors across the U.S. that purchase our products and provide a channel to offer our products to restaurants, offices, schools, government entities and other end users.

•
National chains: typically fast casual and fast food restaurants with locations across multiple states to which we supply specified products. We enter into sales contracts with a subset of our national chains customers, providing visibility into future revenue.

•
Retail: primarily regional bubble tea shops, boutique coffee shops and frozen yogurt shops that often purchase our specialty beverage ingredients and related items.

•
Online: small businesses, often with less than two locations, such as small restaurants, bubble tea shops, coffee shops, juice bars, smoothie shops and some customers who purchase for personal use.

The diversity of our customer types provides us with the ability to source products efficiently while maintaining a broad product offering, as we are able to sell many products across multiple customer segments. We expect a large proportion of our growth to come from national chains and our higher margin online customers.
For the six months ended June 30, 2020, distribution accounted for 86% of net sales, while manufacturing accounted for 14% of net sales. We expect manufacturing will remain a relatively small portion of our sales mix going forward, but believe it provides us with the flexibility to provide customized products with short lead times to complement our global sourcing capabilities.
The disposable foodservice products industry is large and growing. Based on data from Coherent Market Insights, we estimate the global disposable foodservice products market to be approximately $64 billion. They estimate the market will grow to $78 billion by 2025, representing a 4.1% compound annual growth rate. Our industry is benefitting from shifting consumer preferences towards both food delivery and “to go” ordering, a trend that pre-dated the COVID-19 pandemic. As consumer preferences have evolved, foodservice establishments have realized that the at-home dining experience is closely linked to the quality of the packaging utilized. Rapidly growing demand for quality take out packaging solutions has also contributed to significant capacity constraints and product shortages within the industry.
During the COVID-19 pandemic, our ability to source products quickly and efficiently via our global supply chain has allowed us to serve new and existing customers. We were able to augment our broad product offering and source high-demand items such as face masks and shields, gloves and hand sanitizer to help build our reputation as a nimble and dependable supplier. We have increased our total customers from approximately 20,000 in 2019 to over 45,000 through September 30, 2020. In addition, we have been able to grow our wallet share with many customers, in particular our national chains, by supplying them a broader range of our foodservice disposables and related products. We believe that the current environment has accelerated the shift in consumer preferences towards food delivery and “to go” ordering, which we expect to continue as the U.S. emerges from the COVID-19 pandemic.
For the six months ended June 30, 2020, we sold approximately $30.3 million of COVID-19 related products, including $17 million and $9 million in the months of April and May, respectively. Since its peak in April 2020, COVID-19 related products have declined to approximately 10% or less of net sales in each month since June 2020.
We operate an approximately 500,000 square foot distribution center located in Texas, and an approximately 300,000 square foot distribution center in California. We have select manufacturing capabilities in both of these facilities as well. In addition, we operate three other distribution centers located in Washington, South Carolina, and New Jersey. Our New Jersey location is an approximately 108,000 square foot facility that recently opened in July 2020. We also intend to double the capacity of our current distribution center in South Carolina to better service customers in the Southeast region. Our distribution centers are strategically located in proximity to major population centers, including the Los Angeles, Dallas, New York, Seattle and Atlanta metro areas.

We were founded in 2000 by Alan Yu and Marvin Cheng in San Gabriel, California as Lollicup USA Inc., a California corporation. Initially our business was focused on the establishment, franchising and licensing of bubble tea stores nationwide. Considered a pioneer for the bubble tea business in North America, our business grew rapidly from a single Lollicup Tea Café store in 2000 to more than 60 stores in 2006. In order to ensure consistency across our stores, we expanded our focus in 2004 to include the distribution of supplies for the bubble tea industry. In 2013, we sold the retail bubble tea business to certain of Lollicup’s shareholders. In 2014, as a result of a growing demand across the foodservice industry for our packaging goods, we began distributing and manufacturing products under our Karat brand in our California facility. Karat Packaging Inc. was incorporated in September 2018 as the holding company for Lollicup.
Competitive Strengths
We believe the following strengths fundamentally differentiate us from our competitors and drive our success:
One-stop shop with broadest product offering for the foodservice market and highly nimble sourcing capabilities
We offer customers a wide selection of single-use disposable foodservice products, with over 6,000 SKUs across a broad range of product categories. Key offerings include food and take out containers, bags, tableware, cups, lids, cutlery and straws primarily sourced through our diverse supplier base. Our strong relationships with our suppliers allow us to offer customers products that both preserve the highest possible food quality and meet the unique needs of their business. Furthermore, these supplier relationships allow us to offer custom-branded and custom-designed products with fast turnaround times and at competitive prices. Our Karat Earth® specialty line of environmentally-friendly products are made from renewable resources that are ethically sourced. Also, we have never used Styrofoam in any of our Karat products. The Karat Earth® line includes food and take out containers, bags, tableware, cups, lids, cutlery and straws. Customers can order products that are plain or custom printed to feature their brand. We intend to invest further in research and development for our Karat Earth® line to significantly expand our product offering to meet the needs of our customers and the evolving regulatory landscape.
We often are a key supply chain partner integral to the daily operations of our customers. Our ability to quickly provide premium products at competitive prices has typically allowed us to become a trusted supplier to our customers. Through an ongoing feedback loop, as customer demand varies and new needs emerge, we are able to act nimbly and qualify new suppliers quickly to augment our product offering. These capabilities made us a key partner to our customers as the COVID-19 pandemic began to unfold, as we were able to rapidly source both key foodservice and COVID-19 related products that our competitors could not.
Focus on distribution and advanced logistics network, complemented by flexible manufacturing capabilities
We consider our increasingly sophisticated distribution capabilities and related strength in logistics to be an important core competency and key differentiator from our competitors. We own a fleet of 66 trucks, 24 trailers, 9 bobtails and 9 chassis, and as of October 2020 employ 31 drivers in our logistics division. This model has resulted in more efficient distribution to customers, reducing the need for reliance on third-party logistics providers such as FedEx and United Parcel Service. Our strategically located facilities give us a strong national footprint, which positions us well to serve regions across the U.S. in a timely fashion. We intend to continue to add to our capabilities via further distribution center openings and expansions, the purchase of additional vehicles, the hiring of additional drivers and additional logistics service offerings.
Our California and Texas facilities have a portion of operational capacity dedicated to manufacturing capabilities as well. For the six months ended June 30, 2020, approximately 14% of our revenues were generated from the sale of products manufactured in-house. We view distribution as our primary focus and growth driver, but utilize our manufacturing capabilities as a complement to the base distribution business. This approach allows us to procure products at competitive prices by being able to compare procurement costs versus domestic manufacturing costs to help determine if it is more efficient to produce ourselves versus relying on suppliers.

Diverse and growing blue-chip customer base
We sell and distribute a broad portfolio of single-use disposable foodservice products to more than 45,000 customers nationwide including leading chain restaurants, distributors, convenience stores, retail establishments and online customers. Our blue-chip customers include leading fast casual chains such as Chili’s Grill & Bar and Chipotle Mexican Grill, as well as fast food chains El Pollo Loco and Panda Express, among others. We intend to further expand our customer base by selling our products to non-traditional foodservice customers, including regional and national supermarket chains, airlines, sports and entertainment venues and other non-restaurant customers. Plans for such expansion are already underway and beginning to yield positive results and a diversification of our customer base.
Significant financial momentum
We continue to achieve strong revenue growth, and have made significant strides in improving our margin profile. Our revenue grew at a compound annual growth rate of 26.7% from 2017 to 2019. Gross profit margins increased from 27.3% for the six months ended June 30, 2019 to 31.4% for the six months ended June 30, 2020. The margin increase can be attributed primarily to an increase in higher margin business-to-business and e-commerce sales, a shift in product mix to higher margin products (i.e. take out containers, films, foils and bags), reduced reliance on Chinese suppliers, mitigating the effect of tariffs. We are also steadily increasing the percentage of our sales to retail and online customers, which are our higher margin sales channels.
Experienced and growth oriented management team
We have assembled a strong executive management team to lead our company in its next phase of growth, supported by a deep bench of functional area leads across the organization. Our co-founders Alan Yu and Marvin Cheng have worked together over the last 20 years to aggressively drive growth across the business. Joanne Wang joined us in 2003 and was appointed Chief Operating Officer in 2018, helping to drive our pricing structure and sales training programs and overseeing general operational functions. Our Chief Financial Officer, Ann Sabahat, joined us in 2020, bringing years of public company experience and 22 years as a CPA to further bolster our finance and accounting functions.
Growth Strategy
Our goal is to become a leading single-source provider to a broad set of customers for all of their disposable foodservice products and related needs. We plan to continue to grow our business and increase our profitability through the following key initiatives:
Continue to build our e-commerce distribution channel
We believe there is an opportunity to significantly grow our higher margin e-commerce business to a more meaningful percent of revenue by continuing our investments in people, software and technology. By committing additional resources and upgrading our website and online advertising efforts, we expect to enhance our e-commerce experience to better support the needs of our customers. Our e-commerce retail channel is our highest margin channel of distribution. By offering our entire range of products online and bolstering our logistics capabilities, our customers can conveniently order products themselves on an ad hoc basis. While we expanded our e-commerce business from approximately 9% of sales for the six month period ended June 30, 2019 to 12% for the six month period ended June 30, 2020, we believe that offering free shipping could result in significant increases to our e-commerce revenue. We are evaluating introducing a subscription model similar to Amazon Prime to drive additional growth in this area.
Disrupt the traditional foodservice supply chain
The traditional foodservice supply chain consists of manufacturers selling through a multi-layer distribution network before the product reaches the end customer. As a full service distributor ourselves, we are able to provide products directly to the end user, eliminating the need for the traditional multi-layer supply chain. Environmental pressure on single-use disposable plastics is already causing a need for new sources of supply. The Karat Earth® brand is a plant-based line of compostable products that meets the growing demand for renewable and ethically-sourced products. Our nimble operating model can serve customers more quickly than the traditional supply chain, and allows us to react rapidly to customers’ changes in demand.
Grow our base business with incremental revenue from existing customers
We intend to continue to increase penetration within our existing customer base. We believe there is an opportunity to offer additional product lines allowing us to become a true “one-stop” supplier. Our unique ability to serve customers as a reliable supplier with strong customer service at competitive prices has positioned us to be a frequent recipient of requests for proposals from our existing customers as they look for new sources of supply. Our national chains net sales grew at a 28% compound annual growth rate from 2017 to 2019 as we grew our business with existing customers and added new customers. Offering a larger range of products, coupled with our ability to provide custom specifications and configurations to existing products, will allow us to better serve the needs of our customers and increase retention further. We have historically experienced consistently high customer retention rates as a result of our dedication to our customers and our hands-on approach. For the twelve months ended December 31, 2019, our major customer retention rate, defined as year over year retention of our top 200 customers, was 99%. The net sales from our top 100 customers for the six months ended June 30, 2020 exceeded net sales from the same customers for the six months ended June 30, 2019.
Expand our customer base via new capabilities, geographies, products, services and end markets
We believe our addressable market continues to grow as emerging businesses like Grubhub, Uber Eats, DoorDash and others expand the need for foodservice disposable products. We plan to continue to add new experienced sales team members to broaden our reach and more efficiently provide customer service as we grow. We also intend to add to our distribution capabilities by expanding our existing distribution centers and by adding additional distribution centers in South Carolina and Washington. We see distribution facility expansion opportunities on the East Coast and in the Midwest, and anticipate hiring additional drivers and placing sales team members in those regions as well. We intend to double the capacity of our current distribution center in South Carolina to better serve customers in the Southeast region, and the recent opening of our New Jersey facility in July 2020 increased our presence and capabilities in the Northeast to better serve that region going forward. We plan to continuously evaluate and expand our product and service offerings to respond to customer demand and enter new end markets, including sports venues, supermarket chains, airlines and other non-traditional foodservice markets. We see substantial opportunity to further expand our customer base with many individual customers through our select food and drink offerings (i.e. bubble tea, coffee, sauces and syrups) available via our e-commerce channel. In addition, we see significant opportunity with supermarket chains to gain wallet share by providing fruit trays, vegetable containers, compostable meat trays and other related items, all of which are higher margin products than some of our other products.
Execute on operational initiatives to drive margin expansion
Significant investments in technology in recent years have bolstered our capabilities, including the installation of our own proprietary Warehouse Management System (WMS), which is expected to incrementally lower general and administrative expenses on a go-forward basis. In the first six months of 2020, we were able to reduce selling, general and administrative expenses as a percent of net sales by 516 basis points versus the first six months of 2019 as we made improvements in reducing excess production and labor costs from our manufacturing operations as well as reducing professional fees from outside sales representatives and brokers who historically have been less efficient than our growing internal sales force. In the first half of 2020, we expanded our in-house sales team by 55%, and now have 17 sales people spread across the country focused on driving sales of our higher margin product lines. We will continue to pursue similar cost and margin initiatives as needed.
Pursue strategic acquisitions
We have the opportunity to capitalize on our existing infrastructure and expertise by continuing to selectively pursue opportunistic acquisitions in order to expand the breadth of our distribution network, increase our operating efficiency and add additional products and capabilities. Although we do not have current plans to pursue a specific acquisition target, we are considering a group of potential targets, many of which we may explore in the next 12 months. We see certain acquisition opportunities on the East Coast and in the Midwest that we expect would enhance our national footprint. Additionally, the potential to acquire existing and new suppliers, particularly in the U.S., may further reduce our reliance on the Asian supply chain, creating more diversified sourcing options for our customers.
Our Industry
The disposable foodservice products industry is large and growing. According to Coherent Market Insights, the global market for disposable foodservice products is expected to be $64 billion in 2020. They estimate the market will grow to $78 billion by 2025, representing 4.1% compounded annual growth between 2020 and 2025. The primary categories of disposable foodservice products include food packaging, containers, tableware, cups, lids, cutlery, straws, napkins and bags. The large breadth and scope of products is reflected in the diverse nature of the industry participants, which range from large international conglomerates to smaller regional and niche companies. As a result, the industry is represented by a large number of companies and remains highly fragmented. Similarly, end customers of the disposable foodservice products industry are equally diverse in composition. The restaurant and foodservice categories that are the primary purchasers of our products include quick service restaurants (QSRs), fast casual, convenience stores, specialty drink establishments, casual dining and increasingly, premium casual and family dining restaurants. We estimate our growth to significantly outpace the industry average given our increase in sales of high demand items like take out containers and bags, our ability to continuously augment our product offering to address customer needs and our avoidance of product categories in decline, including Styrofoam and other materials in the process of being banned under various governmental regulations.
The industry is currently experiencing a period of both growth and transition as a result of several key factors that have emerged in recent years and have accelerated during the COVID-19 pandemic. These include the growing market for food delivery and take out dining; new governmental regulations primarily resulting from an increasingly environmentally-conscious public; and growing consolidation within the disposable foodservice products industry. We believe that we will benefit from a continuation of these market trends due to our diverse product offering, customer-centric approach, commitment to environmentally-friendly products and the flexibility of our business model.
Food delivery and take out
With the growing trend towards at home dining and mobility-oriented e-commerce, food delivery and take out dining are currently experiencing rapid growth. Data from the National Restaurant Association and Technomic shows that operators are increasingly acknowledging the importance of off-premises dining, with 78% of operators saying off-premises programs are a strategic priority. Based on data from Uber’s acquisition of Postmates, the online delivery market was $19 billion in 2018 and is expected to grow at a compound annual growth rate of 18.1% to $61 billion by 2025. This growth is driven in large part by e-commerce companies such as Grubhub, Uber Eats, DoorDash and others. We believe the market opportunity will continue to expand for years to come, as online delivery penetration is only expected to reach 13% by 2025. In order to benefit from this growing market trend, foodservice establishments are actively trying to provide a high quality at-home dining customer experience that is comparable to the in-restaurant experience. Central to this effort is food quality and overall presentation where take out containers and related products play a critical role. Restaurants are seeking to develop high quality, customized disposables that not only provide the freshest and best possible food experience, but also provide a premium, branded at-home dining experience.
Governmental regulations
Environmental concerns regarding disposable products broadly have resulted in a number of significant changes that are specific to the foodservice industry, including regulations applicable to our customers. State and local governments have been actively enacting legislation that prohibits certain types of end-products as well as the use of certain raw materials used in manufacturing. In September 2018, the state of California effected legislation that severely restricts the use of plastic straws in full service restaurants beginning January 1, 2019. Similar legislation has been enacted by local governments and municipalities throughout the country. In addition to plastic straws, in July 2018, the city of Seattle banned the use of plastic utensils at all foodservice businesses. Additionally, numerous local legislative prohibitions on the use of single use Styrofoam products have been implemented. This includes New York City, where a ban on single use Styrofoam became effective in January 2019 and a state-wide ban on single-use plastic carryout bags became effective in March 2020. As a result of these changes, which are expected to increase in scope and geography, foodservice establishments are looking to source alternative products made from biodegradable materials and other environmentally-friendly options. We believe we are well positioned to benefit from increasing government regulation and environmental concerns given our strong portfolio of sustainable products, including our Karat Earth® line.
Additionally, evolving foreign trade policy by the U.S. federal government has resulted in the imposition of tariffs on a number of imported foodservice disposable products, including those imported from China. To avoid the resulting higher product costs, many domestic purchasers may seek to establish alternative distribution channels and source products from U.S. based manufacturers or from other, non-tariffed countries.
Industry consolidation
Over the last several years, there has been significant consolidation within the industry, both in distribution and manufacturing. This is due in part to larger and more established companies seeking to generate growth and maintain profitability through the expansion of their product offering. As is common in the disposable foodservice products industry, larger companies typically broaden their product portfolio through the acquisition of established companies, rather than building out new product categories organically. As consolidation occurs, existing customers often find themselves facing challenges of changing product availability, discontinuations, increasing prices, support staff turnover and other potential transition-related challenges. These challenges can be highly disruptive to a customer’s business and as a result, the customers often seek out other stable and more reliable channels for product sourcing.
Use of Proceeds
We intend to use the net proceeds of this offering for the repayment of approximately $       million of our existing indebtedness under our credit facility and other indebtedness, as well as other general corporate purposes, including possible facility expansion and acquisitions. This expected use of proceeds represents our intentions based on current plans and business conditions.
From time to time, we engage in preliminary discussions and negotiations with various businesses in order to explore the possibility of an acquisition or investment. However, as of the date of this prospectus, we have not entered into any agreements or arrangements which would make an acquisition or investment probable under Rule 3-05(a) of Regulation S-X.
Our Products
We offer a wide selection of high-quality, cost effective food packaging products and disposables. We work in close collaboration with our customers to develop products to meet the needs unique to their individual businesses. This includes developing containers and food storage items that are both visually appealing and that deliver the best possible food quality and freshness. Additionally, we are able to custom print or label many of our products, to help our customers brand the at home dining experience of their customers. We supply a wide range of products for the foodservice industry, including:
•
food and take out containers;

•
bags;

•
tableware;

•
cups;

•
lids,

•
cutlery,

•
straws,

•
specialty beverage ingredients;

•
equipment; and

•
gloves.

Karat Earth
Karat Earth ® is our specialty line of environmentally-friendly products that are made from renewable resources that are ethically sourced. We have never used Styrofoam in any of our Karat products. The Karat Earth ® line includes food containers, tableware, cups, lids, utensils and straws. Customers can order products that are plain or custom printed to feature their brand.
Our Karat Earth ® products are Cedar Grove Certified and Biodegradable Products Institute (BPI) Certified Compostable. Karat Earth ® plastic products are made from polylactic acid (PLA) sourced from NatureWorks Ingeo PLA. Ingeo PLA is a non-petroleum based, biopolymer that is manufactured from plant sugars. Due to its material composition, Ingeo PLA is non-volatile, non-toxic and odorless if incinerated.
We intend to invest in research and development for our Karat Earth ® line to significantly expand our product offering to meet the needs of our customers and the evolving regulatory landscape.
Our Facilities
Our headquarters, manufacturing facilities and distribution centers are located near our customers and their restaurant and foodservice locations. Strategically, our facilities are located in proximity to major population centers, including the Los Angeles, Dallas, New York, Seattle and Atlanta metro areas. This allows for quick fulfillment and delivery service for our customers in these higher population areas.
California Headquarters and Facility
We lease our principal executive and administrative offices located at 6185 Kimball Avenue, Chino, CA 91708.
At the same location, we operate an approximately 300,000 square foot manufacturing, warehouse storage and distribution facility. The manufacturing plant operates 24 hours a day, seven days a week and features state of the art machinery including a Reifenhauser extruder and ILLIG thermoforming machines. The facility has four custom printing machines, five thermoforming machines, eight paper cup forming machines, one paper slitting machine and three die cutting machines.
Texas Facility
Due to manufacturing capacity constraints, we recently opened an approximately 500,000 square foot manufacturing, warehouse storage and distribution facility in Texas. We lease the facility from our variable interest entity, as further described in “Certain Relationships and Related Party Transactions” on page 80.
The facility is fully operational as of June 30, 2020, and not only significantly increases our manufacturing capabilities but also strengthens our distribution and reach. In addition, the Texas facility features state of the art machinery including two Reifenhauser extruders and ILLIG thermoforming machines, sixteen paper cup forming machines, one paper slitting machine, and a custom printing machine.
Additional Distribution Centers
We also operate an approximately 63,000 square foot warehouse storage and distribution facility in South Carolina, an approximately 46,000 square foot warehouse storage and distribution facility in Washington and an approximately 108,000 square foot warehouse storage and distribution center in New Jersey.

Our Distribution Network
We sell and distribute our products to approximately 45,000 customers across the United States. We partner with foodservice establishments of every size, with our customers ranging from large multi-national restaurant chains to regional and smaller-chain establishments. Our customers benefit from our broad product offering which allows them to streamline their procurement process by purchasing all of their disposable goods from a single-source provider. We also sell our products directly to leading restaurant supply companies that distribute products to a wide range of food-service establishments internationally. Our growing salesforce works closely with our customers to tailor the optimal mix of products to meet the unique needs of their businesses. We intend to continue to hire additional sales personnel nationally to expand our sales reach, geographic footprint and increase our penetration into the different market segments of the foodservice industry.
We work closely with our customers to develop an optimal logistics and supply chain solution customized to their businesses. We have built a flexible distribution system which allows our customers to order and receive products on a timely basis based on the real-time needs of their businesses. In addition to regularly scheduled delivery intervals, our customers can order and schedule delivery of products via telephone, facsimile, email or through our online e-commerce platform at www.lollicupstore.com. Our regional warehouses and distribution centers allow us to deliver products on a timely basis to key population centers across the United States. Depending on the needs of our customers, final product delivery to their stores or affiliated distribution centers occurs via courier package delivery or through our company-employed delivery drivers.
E-Commerce Platform
In 2004, we established our e-commerce platform at www.lollicupstore.com, to provide an additional channel for our customers to purchase our products. We have recently made significant investments to establish and grow our e-commerce distribution channel. This channel, utilized primarily by small- and medium-sized businesses, served over 41,000 customers during the six months ended June 30, 2020, growing net sales by 79.8% compared to the six months ended June 30, 2019. We primarily attribute this growth to increased sales of take out containers, bags and related products tied to amplified take out and delivery activity during the second quarter of 2020 as the U.S. adapted to restrictions imposed during the COVID-19 pandemic. We view this as part of a broader acceleration in the shift in consumer preferences towards food delivery and “to go” ordering, which we expect to continue. Our e-commerce channel offers the entire range of our products for online procurement, and we believe it will continue to remain key to our business going forward. Additionally, the e-commerce channel enables us to cross market other products to our customers that they may be purchasing from competitors. We are evaluating introducing a subscription model similar to Amazon Prime to drive additional growth in this area.

Our Corporate Structure
Set forth below is an organizational chart which identifies the Company and its consolidated entities:
Please see “Principal Stockholders” for the beneficial ownership of our common stock before and after this offering for each 5% or more stockholder, executive officer and director of the Company. Please see “Certain Relationships and Related Party Transactions” on page 80 for a description of the agreements between our variable interest entity and us.
Intellectual Property
Our intellectual property portfolio includes 16 active trademarks, including Lollicup, Karat, Karat Earth ® and Strawless, and five registered copyrights.
Employees
As of September 30, 2020, we had 584 full-time employees and 595 total employees. None of our employees are currently covered by a collective bargaining agreement. We have no labor-related work stoppages and believe our relations with our employees are good.
Legal Proceedings
From time to time, we are involved in various legal proceedings. Although no assurance can be given, we do not believe that any of our currently pending proceedings will have a material adverse effect on our financial condition, cash flows or results of operations.
Corporate Information
We were founded in 2000 by Alan Yu and Marvin Cheng in San Gabriel, California and subsequently incorporated as Lollicup USA Inc., a California corporation, or Lollicup. In September 2018, we incorporated Karat Packaging Inc. in Delaware, and the Company, Lollicup, and Messrs. Yu and Cheng and the other shareholders of Lollicup (together, the “Lollicup Shareholders”) entered into a share exchange agreement and plan of reorganization whereby the Lollicup Shareholders exchanged their shares of common stock in Lollicup for an equal number of shares of common stock of the Company, resulting in Lollicup becoming a wholly-owned subsidiary of the Company. Our principal executive and administrative offices are located at 6185 Kimball Avenue, Chino, CA 91708, and our telephone number is (626) 965-8882. Our website address is www.karatpackaging.com. For certain historical information about us, see Note 1 to the Consolidated Financial Statements.

We are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

MANAGEMENT
Our Board of Directors and Executive Officers
Executive Officers and Directors
Below is a list of the names, ages, positions and a brief summary of the business experience, as of October    , 2020, of individuals who serve as our executive officers and directors.
Name	Age	Position
Executive Officers
Alan Yu	50	Chief Executive Officer and Chairman of the Board of Directors
Ann T. Sabahat	49	Chief Financial Officer
Marvin Cheng	51	Vice President – Manufacturing, Secretary and Director
Joanne Wang	48	Chief Operating Officer
Independent Directors
Paul Y. Chen	55	Director
Eric Chen	51	Director
Eve Yen	64	Director
Alan Yu co-founded the Company in 2000 and is our Chairman and Chief Executive Officer. Mr. Yu attended the University of California, Los Angeles. We believe that Mr. Yu is qualified to serve on our board of directors due to the perspective and experience he brings as our co-founder, Chairman and Chief Executive Officer, as well as one of our two largest stockholders.
Ann T. Sabahat joined the Company as our Chief Financial Officer in September 2020. Ms. Sabahat is a Certified Public Accountant and has over 25 years of financial management experience. Prior to serving as our CFO, Ms. Sabahat served as the Chief Financial Officer for Dental Health Services, a dental insurance carrier; Powerdyne, a renewable resource energy company; and Shelly Automotive Group, a high-line automotive group. She has also served as a director of Cardiogenesis (Nasdaq: CGCP) as well as being a member of its audit and corporate governance committees until its sale to Cryolife in 2011. Ms. Sabahat holds a B.S. in Accounting and Finance from the California State University, Fullerton and an M.S. in Taxation from Golden Gate University.
Marvin Cheng co-founded the Company in 2000 and is our Vice President – Manufacturing, Secretary and Director. Mr. Cheng holds a B.S. in Business from California State University, Los Angeles. We believe that Mr. Cheng is qualified to serve on our board of directors due to the perspective and experience he brings as our co-founder and Vice President – Manufacturing and Secretary, as well as one of our two largest stockholders.
Joanne Wang joined the Company in 2003 and was appointed our Chief Operating Officer in December 2018. As Chief Operating Officer, Ms. Wang helps establish our pricing structure and sales training guidance. Before joining the Company, Ms. Wang started her career in telecommunications, and previously served as Vice President of Sales & Marketing at both Premiere Telemedia, Inc. and Pincity.com. Ms. Wang holds a B.A. in graphic design and visual communications from California State University, Los Angeles.
Paul Y. Chen joined our board of directors in January 2019 and serves as our lead independent director. Mr. Chen is a practicing CPA and is the managing partner and CEO of Chen & Fan Accountancy Corporation, specializing in financial audits, advisory, and income tax compliance for U.S. business entities, many of which are affiliated with multi-national groups with core operations in the Pacific Rim. Mr. Chen has over 30 years of experience in public accounting, serving industries including distribution, property management, banking, manufacturing, biotech, and R&D services. Prior to joining Chen & Fan Accountancy Corporation in 1999, Mr. Chen worked as an auditor and tax manager at Deloitte. He is an active participant in a number of community organizations and currently serves on the board of a number of community Chambers of Commerce and nonprofit organizations throughout Southern California, including on the audit and finance committees of Genesis LA Economic Growth Corporation, a Community Development Financial Institution. Mr. Chen received his MBA from the University of Southern California and B.S. from the University of California, Los Angeles. We believe that Mr. Chen is qualified to serve as a member of our board of directors based on his significant experience in public company accounting.
Eric Chen joined our board of directors in January 2019. Mr. Chen is the founder of the Law Offices of Eric K. Chen, which he founded in 1995. Mr. Chen’s professional experience centers on personal injury law, business litigation, and international corporate law. Mr. Chen assists U.S. and Chinese companies in finding joint ventures and mergers and acquisition partnerships. In addition, Mr. Chen has served as legal counsel for the California Acupuncture Medicine Association (CAMA), California Association of Acupuncture and Oriental Medicine (CAAOM), and Council of Acupuncture and Oriental Medicine Association (CAOMA). Mr. Chen is the co-founder and vice president of the Nevada Chinese Professionals and Business Association. Mr. Chen holds a J.D. from the Southwestern University School of Law. We believe that Mr. Chen is qualified to serve as a member of our board of directors based on his experience as a commercial litigator familiar with international transactions.
Eve Yen joined our board of directors in January 2019. Ms. Yen is the founder, co-owner and CEO of Diamond Wipes International, Inc., a manufacturer of wet wipes based in Chino, California, which she founded in 2000. Ms. Yen serves on the board of the 100 Mile Club®, a grass-roots non-profit organization dedicated to helping children and families to achieve a healthy lifestyle through physical activity nationwide. Ms. Yen also served on Asian Pacific Community Fund (APCF)’s board of director, devoted to supporting small organizations and nurturing future leaders from minority communities. Ms. Yen holds an M.S. in Management Information Systems from New York Institute of Technology. We believe that Ms. Yen is qualified to serve as a member of our board of directors based on her perspective and experience as CEO and founder of a California-based manufacturing company.
Board Composition and Risk Oversight
Our board of directors is currently composed of five members. Three of our directors are independent within the meaning of the independent director guidelines of The Nasdaq Global Market. Our certificate of incorporation and bylaws provide that the number of our directors shall be at least one and will be fixed from time to time by resolution of our board of directors. There are no family relationships among any of our directors or executive officers.
We intend to expand the size of our board of directors from five members to seven by adding two additional independent directors. While we have not made a formal determination, we are currently evaluating director candidates who would provide additional public company and industry experience.
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee is responsible for overseeing the management of our risks relating to accounting matters and financial reporting. Our nominating and corporate governance committee is responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not affected our board of directors’ leadership structure.
Director Independence
We have applied to list our common stock on The Nasdaq Global Market under the symbol “KRT.” Under the rules of The Nasdaq Global Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of The Nasdaq Global Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of The Nasdaq Global Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.
In January 2019, our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these non-employee directors is “independent” as that term is defined under the rules of The Nasdaq Global Market. In January 2019, our board of directors also determined that Eve Yen, Paul Y. Chen and Eric Chen, each of whom comprise our audit committee, compensation committee and nominating and corporate governance committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of The Nasdaq Global Market. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.
Board Leadership Structure
Mr. Yu, our Chief Executive Officer, is also the Chairman of our board of directors. Our board of directors determined that, at the present time, having our Chief Executive Officer also serve as the Chairman of our board of directors provides us with optimally effective leadership and is in our best interests and those of our stockholders. Mr. Yu co-founded the Company, and our board of directors believes that Mr. Yu’s years of management experience in our industry as well as his extensive understanding of our business, operations, and strategy make him well qualified to serve as chairman of our board.
The Company’s Corporate Governance Guidelines provide our board of directors with flexibility to select the appropriate leadership structure at a particular time based on what our board of directors determines to be in the best interests of the Company. The Company’s Corporate Governance Guidelines provide that our board of directors has no established policy with respect to combining or separating the offices of Chairman of the Board and principal executive officer.
In January 2019, our board of directors appointed Paul Y. Chen to serve as our lead independent director. As lead independent director, Paul Y. Chen presides over periodic meetings of our independent directors, serves as a liaison between the chairman of our board of directors and the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.
Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. Our board of directors may from time to time establish other committees.
Audit Committee
The members of our audit committee are Paul Y. Chen, Eve Yen and Eric Chen, each of whom is a non-employee and an independent member of our board of directors. Our audit committee chairperson,

Mr. Paul Chen, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of The Nasdaq Global Market. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit chairperson operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of The Nasdaq Global Market. Our board of directors has determined that each of Eve Yen, Paul Y. Chen and Eric Chen are independent for audit committee purposes, as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and have sufficient knowledge in financial and auditing matters to serve on the audit committee.
Our audit committee will:
•
approve the hiring, discharging, replacement and compensation of our independent registered public accounting firm;

•
oversee and evaluate the work of our independent registered public accounting firm;

•
approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•
review the qualifications, independence and performance of the independent registered public accounting firm;

•
review our consolidated financial statements and review our critical accounting policies and estimates;

•
review the adequacy and effectiveness of our internal controls;

•
review the adequacy and effectiveness of our disclosure controls and procedures;

•
review the adequacy and effectiveness of our legal, regulatory and ethical compliance programs;

•
review our major financial risk exposures; and

•
review and discuss with management and the independent registered public accounting firm the results of our annual audit, our quarterly consolidated financial statements and our publicly filed reports.

Compensation Committee
The members of our compensation committee are Eve Yen, Paul Y. Chen and Eric Chen. Ms. Yen is the chairperson of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of The Nasdaq Global Market. The compensation committee will:
•
review, recommend policies relating to, and approve compensation and benefits of our officers and non-employee directors;

•
review and approve compensatory contracts or similar transactions or arrangements with our officers;

•
review and approve corporate goals and objectives related to the compensation of our officers, and evaluate the performance of our officers in light of such goals and objectives;

•
provide oversight of our overall compensation plans and benefits programs;

•
review the succession planning for our officers; and

•
make recommendations regarding the establishment of and administer the issuance of stock options and other awards under our stock plans.

Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Eve Yen, Paul Y. Chen and Eric Chen. Mr. Eric Chen is the chairperson of our nominating and corporate governance committee. Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of The Nasdaq Global Market. The nominating and corporate governance committee will:
•
review, evaluate and make recommendations regarding the organization, composition, size and governance of the board of directors and its committees;

•
assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•
evaluate the independence of directors and director nominees;

•
review our related party transaction policy and review and oversee all transactions between the Company and a related person for which review or oversight is required by applicable law;

•
review actual and potential conflicts of interest of the members of our board of directors and our officers;

•
recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors;

•
review and approve our Code of Business Conduct and Ethics; and

•
develop, oversee, review and make recommendations with regard to our corporate governance guidelines.

Following this offering, a copy of the committee charters and the Company’s Corporate Governance Guidelines will be posted on the investor section of our website, www.karatpackaging.com.
Director Compensation
No compensation was paid to our three independent directors for the fiscal year ended December 31, 2019. In addition, no compensation was paid to our two executive directors for their service as directors for the fiscal year ended December 31, 2019. See the “Summary Compensation Table” below for compensation paid to our two executive directors, Messrs. Yu and Cheng, in connection with their employment with the Company for the fiscal year ended December 31, 2019.
Shortly after their appointment to the Board in January 2019, our independent directors were each granted options to purchase 5,000 shares of our common stock at an exercise price of $10 per share, which will vest in full on the first anniversary of the closing of this offering. Additional equity awards may be granted to directors at the direction of the Compensation Committee based on an individual director’s contributions to the Company.
Code of Business Conduct and Ethics
In February 2019, we adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code will be posted on the investor section of our website. Amendments or waivers of our code of business conduct and ethics will be provided on our website www.karatpackaging.com within four business days following the date of the amendment or waiver.
Compensation Committee Interlocks and Insider Participation
The members of our compensation committee are Eve Yen, Paul Y. Chen and Eric Chen. None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. See the section of this prospectus titled “Certain Relationships and Related Party Transactions” on page 80 for additional information.
Limitation of Liability and Indemnification Matters
Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law, or DGCL. In addition, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further limiting the personal liability of directors, then the liability of our directors shall be limited to the fullest extent permitted by the DGCL, as so amended.
As permitted by the DGCL, we have entered into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.
We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table
The following table sets forth all of the compensation awarded to, earned by, or paid to our named executive officers for the years ended December 31, 2019 and 2018.
Name and Principal Position	Year	Salary ($)	All Other Compensation(1)($)	Total ($)
Alan Yu Chief Executive Officer	2019	$180,000	$33,311	$213,311
	2018	$162,000	$37,901	$199,901
Peter Lee(2) Former Interim Chief Financial Officer	2019	$—	$—	$—
	2018	$—	$—	$—
Marvin Cheng Vice President – Manufacturing and Secretary	2019	$204,000	$24,906	$228,906
	2018	$174,000	$24,777	$198,777
Joanne Wang Chief Operating Officer(3)	2019	$203,396	$13,735	$217,131
	2018	$160,024	$15,469	$175,493

(1)
All other compensation consists of a car allowance.

(2)
Peter Lee served as our Interim Chief Financial Officer from October 2018 until October 2019. Peter Lee is the owner of PJ Tech LLP, which provided the Company with (i)  accounting and financial consulting advisory services and (ii) the services of Mr. Lee as our Interim Chief Financial Officer. We paid a total of $167,000 in fees in fiscal 2018 and $385,488 in fees in fiscal 2019. We did not pay any compensation to Mr. Lee individually.

(3)
The compensation for Ms. Wang does not include 75,000 RSUs granted during the year ended December 31, 2019.

Employment Arrangements with Our Named Executive Officers
We intend to enter into employment agreements setting forth the terms and conditions of employment for each of our named executive officers, other than Mr. Lee. These agreements will provide for at-will employment. In addition, each of our named executive officers has executed our standard form of confidential information, invention assignment and arbitration agreement.
In addition, shortly after this offering, we expect to grant Ms. Sabahat, our Chief Financial Officer, an aggregate of 5,000 RSUs pursuant to our Stock Incentive Plan, which are expected to vest on the first anniversary of the closing of this offering.
Director Compensation
No compensation was paid to our three independent directors for the fiscal year ended December 31, 2019. In addition, no compensation was paid to our two executive directors for their service as directors for the fiscal year ended December 31, 2019. See the “Summary Compensation Table” above for compensation paid to our two executive directors, Messrs. Yu and Cheng, in connection with their employment with the Company for the fiscal year ended December 31, 2019.
Shortly after their appointment to the Board in January 2019, our independent directors were each granted options to purchase 5,000 shares of our common stock at an exercise price of $10 per share, which will vest in full on the first anniversary of the closing of this offering. Additional equity awards may be granted to directors at the direction of the Compensation Committee based on an individual director’s contributions to the Company.
Equity Compensation Plans
Prior to January 2019, we did not have in place an equity compensation plan. Below is a description of our equity compensation plan adopted in January 2019.

Overview
Our board of directors and stockholders have approved the Karat Packaging Inc. Stock Incentive Plan (the “Plan”) pursuant to which the Company may issue up to 2,000,000 shares of its common stock. The primary purpose of the Plan is to attract, retain, reward, and motivate certain individuals by providing them with an opportunity to acquire or increase a proprietary interest in the Company and to incentivize them to expend maximum effort for our growth and success, so as to strengthen the mutuality of the interests between such individuals and the stockholders.
The following discussion summarizes the material terms of the Plan. This discussion is not intended to be complete and is qualified in its entirety by reference to the full text of the Plan, which is included as an exhibit to the Registration Statement of which this prospectus forms a part.
Administration
The Plan is administered by our Compensation Committee.
All grants under the Plan will be evidenced by an award agreement that will incorporate the terms and conditions of the Plan as the Compensation Committee deems necessary or appropriate.
Coverage Eligibility
The Plan provides for the issuance of awards, or an Award, consisting of stock options, or Options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, performance shares, and performance units. Incentive stock options, or ISOs may be granted under the Plan only to our employees. Our employees, consultants, directors, independent contractors, and certain prospective employees who have committed to become an employee are eligible to receive all other types of awards under the Plan, each referred to as an Eligible Individual.
Shares Reserved for Issuance Under the Plan
Subject to adjustment as described below and under the section titled “Change in Control,” the number of shares of common stock available for issuance under the Plan will be 2,000,000. A maximum of 2,000,000 shares of stock may be issued pursuant to ISOs under the Plan. Notwithstanding the foregoing, if any Award is cancelled, forfeited or terminated for any reason prior to exercise, delivery or becoming vested in full, the shares of common stock that were subject to such Award shall become available for future Awards granted under the Plan; provided, however, that any shares of common stock subject to an Award that are cancelled to pay the exercise price of a stock option, purchase price or any taxes or tax withholdings on an Award will not be available for future Awards granted under this Plan.
If the outstanding shares of common stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities by reason of any recapitalization, reclassification, reorganization, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock of the Company or other increase or decrease in such shares effected without receipt of consideration by the Company, an appropriate and proportionate adjustment shall be made by the Committee to: (i) the aggregate number and kind of shares of common stock available under the Plan, (ii) the calculation of the reduction of shares of common stock available under the Plan, (iii) the number and kind of shares of common stock issuable pursuant to outstanding Awards granted under the Plan and/or (iv) the exercise price of outstanding Options or SARs granted under the Plan. No fractional shares of common stock or units of other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share or unit. Any adjustments made to any ISO shall be made in accordance with Section 424 of the Code.

Grants of RSUs
In February 2019, we granted an aggregate of 267,000 RSUs to our key employees, each of whom entered into a Restricted Stock Award Agreement with us. The RSUs will vest in three equal annual installments beginning on the first anniversary of the closing of this offering In addition, shortly after this offering, we expect to grant Ms. Sabahat, our Chief Financial Officer, an aggregate of 5,000 RSUs pursuant to our Stock Incentive Plan, which are expected to vest on the first anniversary of the closing of this offering.
Grant of Options
In February 2019, we granted each of our independent directors options to purchase 5,000 shares of our common stock at an exercise price of $10 per share, each of whom entered into a Stock Option Agreement with us. The options will vest in full on the first anniversary of the closing of this offering.
Change in Control
Upon the occurrence of a Change in Control (as defined in the Plan), the Committee may, in its sole and absolute discretion, provide on a case by case basis that (i) all Awards shall terminate, provided that participants shall have the right, immediately prior to the occurrence of such Change in Control and during such reasonable period as the Committee in its sole discretion shall determine and designate, to exercise any Award, (ii) all Awards shall terminate, provided that participants shall be entitled to a cash payment equal to the price per share of common stock paid in the Change in Control transaction, with respect to shares subject to the vested portion of the Award, net of the exercise price thereof, if applicable, (iii) in connection with a liquidation or dissolution of the Company, the Awards, to the extent vested, shall convert into the right to receive liquidation proceeds net of the exercise price (if applicable), (iv) accelerate the vesting of Awards and (v) any combination of the foregoing. In the event that the Committee does not terminate or convert an Award upon a Change in Control of the Company, then the Award shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring, or succeeding corporation (or an affiliate thereof).

PRINCIPAL STOCKHOLDERS
The following table shows information within our knowledge with respect to the beneficial ownership of our common stock as of October   , 2020, for:
•
each person or group of affiliated persons whom we know to beneficially own more than 5% of our common stock;

•
each of our named executive officers;

•
each of our directors; and

•
all of our executive officers and directors as a group.

Beneficial ownership and percentage ownership are determined in accordance with the SEC rules. In computing the number of shares a person beneficially owns and the corresponding percentage ownership of that person, shares of common stock underlying options, warrants and convertible instruments that are exercisable within 60 days of October   , 2020, are considered to be outstanding. The shares underlying these options, warrants and convertible instruments are considered to be outstanding for purposes of calculating the percentage ownership of the person, entity or group that holds those options, warrants and convertible instruments but are not considered to be outstanding for purposes of calculating the percentage ownership of any other person, entity or group. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The table is based on            shares of our common stock outstanding as of October   , 2020. The address for those individuals for which an address is not otherwise indicated is: c/o Karat Packaging Inc., 6185 Kimball Ave, Chino, CA 91708.
	Common Stock Beneficially Owned Before This Offering(1)		Common Stock Beneficially Owned After This Offering(2)
Name of Beneficial Owner	Number of Shares	Percentage of Class	Number of Shares	Percentage of Class
Directors and Named Executive Officers
Alan Yu Chief Executive Officer and Chairman	7,362,498	48.54%	7,362,498	%
Ann T. Sabahat Chief Financial Officer	—	—	—	—
Marvin Cheng Vice President – Manufacturing, Secretary and Director	7,327,498	48.31%	7,327,498	%
Joanne Wang Chief Operating Officer	—	—	—	—
Peter Lee Former Interim Chief Financial Officer	—	—	—	—
Eve Yen Director	—	—	—	—
Paul Y. Chen Director	—	—	—	—
Eric Chen Director	—	—	—	—
All executive officers and directors as a group (7 persons)	14,689,996	96.85%	14,689,996	%

(1)
Based on          shares of common stock outstanding as of October   , 2020.

(2)
Assuming           shares of common stock are outstanding immediately after this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a summary of transactions since January 1, 2018 to which we have been a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.”
Related-Person Transactions Policy
We have adopted a written policy for the review, approval or ratification of transactions with related persons, which will be conducted by the Nominating and Corporate Governance Committee.
Share Exchange
Pursuant to the Share Exchange Agreement and Plan of Reorganization, dated as of September 27, 2018, entered into by the Company, Lollicup, and each of Alan Yu, Marvin Cheng, Keary Global, and Plutus (and together with Alan Yu, Marvin Cheng and Keary Global, collectively, the “Lollicup Shareholders”), we issued 15,000,000 shares of common stock, in exchange for all of the issued and outstanding shares of Lollicup owned by the Lollicup Shareholders (the “Share Exchange”). Each of Alan Yu and Marvin Cheng was a member of our board of directors as of the consummation of the Share Exchange. Pursuant to the consummation of the Share Exchange, Alan Yu and Marvin Cheng each own 5% or more of our outstanding shares of common stock. Keary Global is owned by our CEO Alan Yu’s brother, Jeff Yu, who is employed as an account manager for our national sales team. Plutus owns equity in Global Wells, in which Lollicup has an equity interest.
Conversion of Convertible Promissory Notes
In September 2018, Lollicup issued 250,004 shares of common stock to Keary Global pursuant to the conversion of convertible promissory notes, in the aggregate principal amount of $2,500,036, previously issued by Lollicup to Keary Global, and 25,000 shares of common stock to Plutus pursuant to the conversion of a convertible promissory note, in the principal amount of $250,000, previously issued by Lollicup to Plutus.
Common Stock Private Placement
Between October 31, 2018 and November 14, 2018, we offered and sold an aggregate amount of 190,000 shares of common stock in a private placement. Jun Wu, the general manager of Suntop Holdings, a company organized under the laws of the People’s Republic of China, or Suntop, which in turns owns equity in each of Global Wells and Lollicup Franchising, acquired 50,000 shares of common stock for the purchase price of $500,000. Alan Yu and Marvin Cheng each own a 20% equity interest in Lollicup Franchising.
Distribution to Stockholders
In connection with a dividend of $0.0814 per share of common stock issued in 2018, the Company offset stockholder loans in the amount of $599,123 held by Alan Yu and $363,104 held by Marvin Cheng.
Lollicup Franchising
Effective September 1, 2020, we purchased all of the membership interests in Lollicup Franchising, LLC, our variable interest entity, from Alan Yu and Marvin Cheng for cash consideration of $900,000. As a result of the transaction, Lollicup Franchising merged with and into Lollicup USA and is no longer a variable interest entity.
Other Transactions
We have granted Options and RSUs to certain of our executive officers and to all of our non-executive directors. For a description of these Options and RSUs, see the sections titled “Executive and Director Compensation.”

We have entered into indemnification agreements with our directors and executive officers. For a description of these agreements, see the section of this prospectus titled “Management — Limitation of Liability and Indemnification Matters.”
We have made ongoing purchases with Keary Global through the use of purchase orders. For the six months ended June 30, 2020 and 2019, we made purchases in the aggregate amount of $11,810,000 and $12,231,000, respectively, from Keary Global and Keary International. Purchases during the years ended December 31, 2019 and 2018 from this related party were $25,095,000 and $21,956,000, respectively. As of June 30, 2020, December 31, 2019 and December 31, 2018, we had payables in the aggregate amount of $3,936,000, $5,110,000 and $3,393,000, respectively, to Keary Global and Keary International.
In March 2018, we entered into a commercial lease agreement with Global Wells for the use of an approximately 500,000 square foot manufacturing facility in Texas. The term of the lease commenced on May 1, 2019 and ends on April 30, 2029 and requires us to currently make monthly lease payments of $196,000 to Global Wells, with the Company having received six months of free rent from May 1, 2019 through October 31, 2019. In addition, in July 2019, we entered into an Assignment and Assumption of Grants with Global Wells, whereby Global Wells assigned to the Incentive Grants effective as of July 1, 2018. These Incentive Grants were paid to us by the REDC in connection with Global Wells’s purchase of the Texas facility. In July 2020, we also entered into a commercial lease agreement with Global Wells for the use of an approximately 108,000 square foot distribution facility in New Jersey. The term of the lease commenced on August 1, 2020 and ends on July 31, 2025 and requires us to currently make monthly lease payments of $90,128 to Global Wells. As of March 23, 2018, the Company consolidates Global Wells, its variable interest entity, in which the Company is the primary beneficiary. As a result of this consolidation, all intercompany transactions between the Company and Global Wells are eliminated.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock, together with any additional information we include in any applicable prospectus supplements or any free writing prospectuses that we may authorize to be delivered to you, summarizes the material terms and provisions of our capital stock that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future capital stock that we may offer, we will describe the particular terms of any class or series of these securities in more detail in the applicable prospectus supplement or free writing prospectus. For the complete terms of our capital stock, please refer to our certificate of incorporation and our bylaws that are incorporated by reference into the registration statement of which this prospectus is a part or may be incorporated by reference in this prospectus or any prospectus supplement. The terms of these securities may also be affected by the DGCL. The summary below and that contained in any prospectus supplement or free writing prospectus are qualified in their entirety by reference to our certificate of incorporation and our bylaws.
Authorized Capital Stock
We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. The holders of common stock will be entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors, except for amendments to the certificate of incorporation relating solely to the terms of a series of preferred stock. Additionally, all matters submitted to a vote of stockholders will require the affirmative vote of the stockholders holding a majority of the shares. There will be no cumulative voting in the election of directors. In the event of our liquidation or dissolution, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock will have no preemptive rights and will have no right to convert their common stock into any other securities and there will be no redemption provisions applicable to the common stock.
The holders of common stock will be entitled to any dividends that may be declared by the our Board out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions the Company has against the payment of dividends on common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.
As of October   , 2020, we have            shares of common stock issued and outstanding. Immediately after this offering, we will have        shares of common stock outstanding (or        shares of common stock outstanding if the underwriters exercise in full their option to purchase additional shares of common stock).
We have applied for the listing of our common stock on The Nasdaq Global Market under the symbol “KRT.”
Preferred Stock
We are authorized to issue 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share, with designations, rights and preferences as may be determined from time to time by the our Board. As of the October   , 2020 and immediately after this offering, we will have no shares of any class of preferred stock outstanding.
Anti-takeover Provisions
The Company’s certificate of incorporation contains a provision expressly opting out of the application of Section 203 of the DGCL; therefore the anti-takeover statute does not apply to the Company. In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2000 or more stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). The Company’s certificate of incorporation contains a provision expressly opting out of the application of Section 203 of the DGCL; therefore the anti-takeover statute does not apply to the Company.
Special Stockholder Meetings and Action by Written Consent
Under our bylaws, the chairperson of our board of directors, its president and a majority of the members of our board of directors may each call a special meeting of stockholders. The bylaws do not permit meetings of stockholders to be called by any other person. Our certificate of incorporation specifically prohibits action by its stockholders by written consent without a meeting of the stockholders unless authorized in advance by a resolution adopted by our board of directors or otherwise provided for or fixed pursuant to the provisions of the certificate of incorporation relating to the rights of holders of any series of preferred stock.
Any aspect of the foregoing, alone or together, could delay or prevent unsolicited takeovers and changes in control or changes in our management.
Exclusive Jurisdiction of Certain Actions
Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against or on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery in the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Court of Chancery in the State of Delaware (or, only if the Court of Chancery in the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State of Delaware). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits.
Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, these provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to these provisions, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Transfer Agent and Registrar
The transfer agent and registrar for our capital stock is VStock Transfer LLC.

SHARES ELIGIBLE FOR FUTURE SALE
Based on the number of shares outstanding as of October    , 2020, upon completion of this offering,           shares of common stock will be outstanding. Of these outstanding shares, all       shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our “affiliates”, as that term is defined under Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 promulgated under the Securities Act or another available exemption. Also, of these shares, approximately        shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144, and to 180-day lock-up agreements applicable to holders of most of the Company’s common stock.
Rule 144
In general, non-affiliate persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of ours who owns either restricted or unrestricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:
•
the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates (subject to certain exceptions); and

•
we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to whether we are current in our Exchange Act reporting. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately        shares immediately after the completion of this offering based on the number of shares outstanding as of           , or

•
the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Lock-Up Agreements
We and each of our directors, officers and stockholders have agreed, for a period of 180 days after the date of this prospectus and subject to certain exceptions, not to directly or indirectly:
•
issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase,

purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock; or
•
in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares of our common stock beneficially owned by them or other capital stock or any securities beneficially owned by them that are convertible into or exercisable or exchangeable for our common stock or other capital stock other than a Form S-8 Registration Statement to cover shares and interests granted under the Company’s equity incentive plans; or

•
in the case of us, complete any offering of our debt securities, other than entering into a line of credit with a traditional bank; or

•
enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock or other capital stock or any securities convertible into or exercisable or exchangeable for our common stock or other capital stock, whether any transaction described in any of the foregoing bullet points is to be settled by delivery of our common stock or other capital stock, other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a discussion of certain material U.S. federal income tax considerations applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock, as well as any consequences arising under the U.S. estate tax or under the laws of any other taxing jurisdiction, including any state, local and non-U.S. tax consequences and any U.S. federal non-income tax consequences. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing U.S. Treasury Regulations promulgated thereunder, published administrative rulings and judicial decisions, all as in effect as of the date of this prospectus. These laws are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.
This discussion is limited to non-U.S. holders that hold shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. estate or gift tax, or any state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, holders subject to the alternative minimum tax or Medicare contribution tax, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and U.S. expatriates and certain former citizens or long-term residents of the United States.
In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their common stock through such partnerships or such entities or arrangements. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.
There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences with respect to the matters discussed below.

Distributions on Our Common Stock
Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Disposition of Our Common Stock.”
Subject to the discussion below regarding backup withholding and foreign accounts, dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an income tax treaty applicable to such non-U.S. holder. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS or may provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy relevant certification and other requirements to establish an exemption from or reduced rate of withholding as further discussed in “— Backup Withholding and Information Reporting” below. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To claim the exemption from withholding, the non-U.S. holder must furnish to us or the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an income tax treaty applicable to such non-U.S. holder.
Gain on Sale, Exchange or Other Disposition of Our Common Stock
Subject to the discussions below regarding backup withholding and foreign accounts, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:
•
the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an income tax treaty applicable to such non-U.S. holder so provides, is attributable to a permanent establishment or a fixed base maintained in the United States by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Common Stock” may also apply;

•
the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an income tax treaty applicable to such non-U.S. holder) on the net gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any, provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
our common stock constitutes a U.S. real property interest because we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation.” Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded on an established securities market, our common stock will be treated as a U.S. real property interest only with respect to a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. We expect that our common stock will be regularly traded on an established securities market, but no assurance can be provided that our common stock will be regularly traded.
Backup Withholding and Information Reporting
We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. Non-U.S. holders will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed IRS Form W-8BEN or W-8BEN-E or otherwise establishes an exemption.
Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Accounts
The Code generally imposes a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. This U.S. federal withholding tax of 30% also applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity, unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or information regarding substantial direct and indirect U.S. owners of the entity. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. The withholding provisions described above currently apply to dividends on our common stock. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the possible implications of the legislation on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENTLY ENACTED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

UNDERWRITING
Stifel, Nicolaus & Company Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock shown opposite their respective names below:
Number of Shares
Stifel, Nicolaus & Company, Incorporated

Total
The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters have reserved the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Option to Purchase Additional Shares of Common Stock
We have granted the underwriters a 30-day option to purchase up to           additional shares of common stock from us at the initial public offering price, less the underwriting discount and commissions, as set forth on the cover page of this prospectus. If the underwriters exercise their option in whole or in part, each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.
Determination of Offering Price
Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined through negotiations between us and the representative. In addition to prevailing conditions in the equity securities markets, including market valuations of publicly traded companies considered comparable to our company, the factors considered in determining the initial public offering price included:
•
our results of operations;

•
our current financial condition;

•
our future prospects;

•
our management;

•
the economic conditions in and future prospects for the industry in which we compete; and

•
other factors we and the representative deem relevant.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial public offering price.
Commissions and Discounts
The underwriters will offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $     per share of common stock to other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $     per share of common stock to certain brokers and dealers. Our shares of common stock will be offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters and the proceeds, before expenses, payable to us:
Total
	Per Share	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Initial public offering price
Underwriting discounts and commissions
Proceeds, before estimated expenses, to us
We estimate that our total expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $          . We have also agreed to reimburse the underwriters up to $150,000 for certain of their fees and expenses relating to the offering.
Indemnification of Underwriters
We will indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. We have also agreed to indemnify the underwriters for losses if the shares (other than those purchased pursuant to the underwriters’ option to purchase additional shares) are not delivered to the underwriters’ accounts on the initial settlement date.
No Sales of Similar Securities
We, our directors, executive officers and each holder of our common stock have entered into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, may not offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase or otherwise encumber, dispose of or transfer, grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for shares of common stock, enter into a transaction which would have the same effect or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether such aforementioned transaction is to be settled by delivery of the common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap hedge or other arrangement, subject to specified exceptions. These restrictions shall also apply to any common stock received upon exercise of options granted to or warrants owned by each of the persons or entities described in the immediately preceding sentence. These restrictions will not apply to us with respect to issuances of common stock or securities exercisable for, convertible into or exchangeable for common stock in connection with any acquisition, collaboration, merger, licensing or other joint venture or strategic transaction involving our company, subject to certain limitations.
The representative may release any of the securities subject to these lock-up agreements which, in the case of officers and directors, shall be with notice.
Listing
Our common stock has been approved for listing on The Nasdaq Global Market under the symbol “KRT.”
Short Sales, Stabilizing Transactions and Penalty Bids
In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the shares during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC.

Short Sales
Short sales involve the sales by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market as compared to the price at which they may purchase the shares through their option.
Naked short sales are any short sales in excess of such option to purchase additional shares of common stock. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
Stabilizing Transactions
The underwriters may make bids for or purchases of shares of our common stock for the purpose of pegging, fixing or maintaining the price of our common stock, so long as stabilizing bids do not exceed a specified maximum.
Penalty Bids
If the underwriters purchase shares of our common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.
The transactions above may occur on The Nasdaq Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If such transactions are commenced, they may be discontinued without notice at any time.
Discretionary Sales
The underwriters have informed us that they do not expect to confirm sales of the shares of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.
Electronic Distribution
A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.
Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments, including bank loans, for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Notice to Prospective Investors in the European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of our common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of our common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of our common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of our common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of our common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of our common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of our common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares of our common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of our common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Canada
Our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The shares of our common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the our common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of our common stock or caused the shares of our common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of our common stock or cause the shares of our common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in Japan
The shares of our common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of our common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for us by Akerman LLP, Los Angeles, California. Certain legal matters will be passed upon for the underwriters by McGuireWoods LLP, New York, New York.
EXPERTS
The consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2018 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the shares offered hereby. This prospectus, which is part of such registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available via the website of the SEC at www.sec.gov. We also maintain a website at www.karatpackaging.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed of furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

KARAT PACKAGING INC.

Report of Independent Registered Public Accounting Firm
Stockholders and Board of Directors
Karat Packaging Inc.
Chino, California
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Karat Packaging Inc. (the “Company”) and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, stockholders’ equity, and cash flows for years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company’s auditor since 2016.
Los Angeles, California
April 30, 2020

Karat Packaging Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2019 and 2018
	2019	2018
Assets
Current assets
Cash and cash equivalents (including $0.2 million and $37,000 associated with variable interest entity at December 31, 2019 and 2018, respectively)	$802,000	$965,000
Accounts receivable, net of allowance for doubtful accounts of $101,000 and $64,000, respectively	21,020,000	14,714,000
Inventories	35,428,000	29,518,000
Prepaid expenses and other current assets	3,085,000	2,041,000
Due from affiliated companies	692,000	381,000
Total current assets	61,027,000	47,619,000
Property and equipment, net (including $27.1 million and $19.2 million associated with variable interest entity at December 31, 2019 and 2018, respectively)	59,020,000	38,115,000
Deposits (including $1.7 million and $0 associated with variable interest entity at December 31, 2019 and 2018, respectively)	13,217,000	9,252,000
Other assets (including $1.3 million and $1.0 million associated with variable interest entity at December 31, 2019 and 2018, respectively)	89,000	1,027,000
Total assets	$133,353,000	$96,013,000
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable (including $0.5 million and $36,000 associated with variable interest entity at December 31, 2019 and 2018, respectively)	$19,025,000	$15,110,000
Accrued expenses (including $70,000 and $0 associated with variable interest entity at December 31, 2019 and 2018, respectively)	2,836,000	1,660,000
Related party payable	5,110,000	3,393,000
Credit cards payable	1,074,000	611,000
Line of credit	—	22,783,000
Customer deposits (including $0 and $1.5 million associated with variable interest entity at December 31, 2019 and 2018, respectively)	676,000	2,097,000
Capital leases, current portion	316,000	38,000
Long-term debt, current portion (including $0.3 million and $10.7 million associated with variable interest entity at December 31, 2019 and 2018 respectively)	6,891,000	14,818,000
Total current liabilities	35,928,000	60,510,000
Deferred tax liability	2,179,000	1,658,000
Line of credit	26,679,000	—
Long-term debt, net of current portion (including $21.0 million and $0 million associated with variable interest entity at December 31, 2019 and 2018, respectively) and debt discount of $113,000 and $0 associated with variable interest entity at December 31, 2019 and 2018, respectively	40,695,000	11,832,000
Capital leases, net of current portion	635,000	123,000
Other liabilities (including $2.5 million and $0 associated with variable interest entity at December 31, 2019 and 2018, respectively)	3,183,000	—
Total liabilities	109,299,000	74,123,000
Commitments and Contingencies (Note 12)
Karat Packaging Inc. stockholders’ equity
Common stock, $0.001 par value, 100,000,000 shares authorized, 15,190,000 shares issued and outstanding at December 31, 2019 and 2018, respectively	15,000	15,000
Additional paid in capital	13,981,000	13,981,000
Retained earnings	1,745,000	21,000
Total Karat Packaging Inc. stockholders’ equity	15,741,000	14,017,000
Noncontrolling interest	8,313,000	7,873,000
Total stockholders’ equity	24,054,000	21,890,000
Total liabilities and stockholders’ equity	$133,353,000	$96,013,000

See accompanying notes to the consolidated financial statements.

Karat Packaging Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2019 and 2018
	2019	2018
Net sales	$224,910,000	$175,434,000
Cost of goods sold	163,891,000	131,979,000
Gross profit	61,019,000	43,455,000
Operating expenses:
Selling expense	16,473,000	9,324,000
General and administrative expense (including $1.6 million and $0.2 million associated with variable interest entity for the years ended December 31, 2019 and 2018, respectively)	38,710,000	31,999,000
Total operating expenses	55,183,000	41,323,000
Operating income	5,836,000	2,132,000
Other income (expense)
Other income (expense)	(219,000)	464,000
Gain (loss) on foreign currency transactions	(289,000)	406,000
Gain on sale of asset (including $2.4 million and $0 associated with variable interest entity for the years ended December 31, 2019 and 2018, respectively)	2,369,000	—
Interest expense (including $1.9 million of interest expense and $48,000 of interest income associated with variable interest entity for the years ended December 31, 2019 and 2018, respectively)	(4,752,000)	(1,455,000)
Total other expense	(2,891,000)	(585,000)
Income before provision for income tax	2,945,000	1,547,000
Provision for income tax	781,000	1,671,000
Net income (loss)	2,164,000	(124,000)
Net income (loss) attributable to noncontrolling interest	440,000	(145,000)
Net income attributable to Karat Packaging Inc.	$1,724,000	$21,000
Basic and diluted earnings per share:
Basic	$0.11	$0.00
Diluted	$0.11	$0.00
Weighted average common shares outstanding, basic	15,190,000	14,830,312
Weighted average common shares outstanding, diluted	15,190,000	14,830,312
Pro Forma Information (unaudited):
Pro forma provision from income tax	—	518,000
Pro forma net income	—	1,029,000
Pro forma net loss attributable to noncontrolling interest	—	(145,000)
Pro forma net income attributable to Karat Packaging inc.	$—	$1,174,000
Pro forma earnings per share, basic and diluted:
Basic	$—	$0.08
Diluted	$—	$0.08
Weighted average common shares outstanding used in computing pro forma net earnings per share:
Basic	—	14,830,312
Diluted	—	14,830,312
See accompanying notes to the consolidated financial statements.

Karat Packaging Inc. and Subsidiaries
Consolidated Statement of Stockholders’ Equity
Years Ended December 31, 2019 and 2018
	Common Stock		Additional Paid-in Capital	Retained Earnings	Receivable from Stockholders	Total Stockholder’s Equity attributable to Karat Packaging Inc.	Noncontrolling Interest	Total Stockholder’s Equity
	Shares	Amount
Balance, January 1, 2018	14,724,996	$15,000	$3,533,000	7,934,000	(784,000)	$10,698,000	$—	$10,698,000
Effect of change in tax status from S-Corporation to C-Corporation	—	—	7,934,000	(7,934,000)	—	—	—	—
Effect on initial consolidation of Global Wells Investment Group	—	—	—	—	—	—	6,508,000	6,508,000
Contribution from noncontrolling interest	—	—	—	—	—	—	1,510,000	1,510,000
Conversion of convertible note	275,004	—	2,750,000	—		2,750,000	—	2,750,000
Issuance of common stock	190,000	—	1,900,000	—	—	1,900,000	—	1,900,000
Deemed distribution to stockholders	—	—	(784,000)	—	784,000	—	—	—
Dividends declared to stockholders at $0.0814 per share	—	—	(1,352,000)	—	—	(1,352,000)	—	(1,352,000)
Net income (loss)	—	—	—	21,000	—	21,000	(145,000)	(124,000)
Balance, December 31, 2018	15,190,000	15,000	13,981,000	21,000	—	14,017,000	7,873,000	21,890,000
Net income	—	—	—	1,724,000	—	1,724,000	440,000	2,164,000
Balance, December 31, 2019	15,190,000	$15,000	$13,981,000	$1,745,000	$—	$15,741,000	$8,313,000	$24,054,000

See accompanying notes to the consolidated financial statements.

Karat Packaging Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2019 and 2018
	2019	2018
Cash flows from operating activities
Net income (loss)	$2,164,000	$(124,000)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	5,953,000	3,960,000
(Gain) loss on sale of property and equipment	(2,369,000)	182,000
Provision for bad debt	37,000	25,000
Reserve for inventory obsolescence	35,000	(16,000)
Change in fair value of interest rate swap	1,281,000	—
Amortization of loan fees	6,000	—
Deferred income taxes	521,000	1,658,000
(Increase) decrease in operating assets
Accounts receivable	(6,343,000)	(3,513,000)
Inventories	(5,945,000)	(985,000)
Prepaid expenses and other current assets	(1,044,000)	(673,000)
Due from affiliated companies	(311,000)	(264,000)
Deposits	(1,705,000)	444,000
Other assets	(64,000)	(9,000)
Increase (decrease) in operating liabilities
Accounts payable	3,915,000	3,283,000
Accrued expenses	1,176,000	(916,000)
Related party payable	1,717,000	(2,451,000)
Credit cards payable	463,000	206,000
Customer deposits	(1,421,000)	1,910,000
Other liabilities	1,902,000	—
Net cash (used in) provided by operating activities	$(32,000)	$2,717,000
Cash flows from investing activities
Purchases of property and equipment	(32,551,000)	(22,149,000)
Proceeds on disposal of property and equipment	10,055,000	—
Deposits paid for property and equipment	(2,260,000)	(9,759,000)
Proceeds from sale of property and equipment	—	90,000
Impact to cash resulting from initial consolidation of Global Wells Investment Group LLC	—	7,512,000
Net cash used in investing activities	$(24,756,000)	$(24,306,000)
Cash flows from financing activities
Net proceeds from line of credit	3,896,000	3,385,000
Proceeds from long-term debt, net of issuance cost	46,960,000	24,949,000
Payments on long-term debt	(25,911,000)	(8,989,000)
Receivable from shareholders	—	300,000
Payments for debt issuance costs	(119,000)	—
Payments on capital lease obligations	(201,000)	(47,000)
Proceeds from issuing common stock	—	1,900,000
Contribution from noncontrolling interest of variable interest entity	—	1,510,000
Dividends paid to shareholders	—	(1,245,000)
Net cash provided by financing activities	$24,625,000	$21,763,000
Net increase in cash and cash equivalents	(163,000)	174,000
Cash and cash equivalents
Beginning of year	$965,000	$791,000
End of year	$802,000	$965,000
Supplemental disclosures of non-cash investing and financing activities:
Conversion of convertible note	$—	$2,750,000
Capital expenditures funded by capital lease borrowings	$992,000	$180,000
Accrued dividends	$—	$107,000
Deemed distribution to stockholders	$—	$784,000
Supplemental disclosures of cash flow information:
Cash paid for income tax	$154,000	$530,000
Cash paid for interest	$3,316,000	$1,499,000

See accompanying notes to the consolidated financial statements.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
1.   Nature of Operations
Lollicup USA Inc. (“Lollicup”) was incorporated on January 21, 2001 under the laws of the State of California as an S-corporation. Effective January 1, 2018, Lollicup elected to convert from S-Corporation to a C-Corporation. Karat Packaging Inc. (“Karat Packaging”) was incorporated on September 26, 2018 as a Delaware corporation and became the holding company for Lollicup (collectively, the “Company”) through a share exchange with the shareholders of Lollicup (see Note 2).
The Company is a manufacturer and distributor of environmentally friendly, single-use disposable products used in a variety of restaurant and foodservice settings. The Company supplies a wide range of products for the foodservice industry, including food containers, tableware, cups, lids, cutlery and straws. The products are available in plastic, paper, biopolymer-based and other compostable forms. In addition to manufacturing and distribution, the Company offers customized solutions to the customers, including new product development, design, printing and logistics services.
The Company also supplies products to smaller chains and businesses including boutique coffeehouses, bubble tea cafes, pizza parlors and frozen yogurt shops. The Company is also beginning to supply products to national and regional supermarkets as well as convenience stores.
The Company currently operates two manufacturing, distribution, and fulfillment centers in Chino, California and Rockwall, Texas which are approximately 300,000 square feet and 500,000 square feet, respectively. In addition, the Company operates three other distribution centers located in Avenel, New Jersey, Sumner, Washington and Summerville, South Carolina. The distribution and fulfillment centers are strategically located in proximity to major population centers, including the Los Angeles, New York and Seattle metro areas.
In 2019, the Company’s consolidated variable interest entity (see Note 2), Global Wells Investment Group LLC (“Global Wells”), completed its construction of an approximately 500,000 square foot manufacturing facility and distribution and fulfillment center in Rockwall, Texas.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America. The consolidated financial statements include the accounts of the Karat Packaging and its wholly owned and controlled operating subsidiary and Global Wells Investment Group LLC (“Global Wells”), a variable interest entity wherein the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.
On March 14, 2018, pursuant to Section 1362(d) of the internal Revenue Code, Lollicup revoked its S corporation election by filing Form 2553 with the Internal Revenue Service (IRS). Consistent with Section 1362(d)(1)(c), on its revocation letter Lollicup specifies the effective date of its revocation to begin from January 1, 2018.
On September 14, 2018, Lollicup affected a 9,816,664-for-1 stock split of its common stock, no par value, in the form of 9,816,664 stock dividend. Total issued and outstanding common shares as of September 14, 2018 by existing shareholders after the stock split is 14,724,996 shares.
On September 27, 2018, pursuant to the Share Exchange Agreement and Plan of Reorganization, entered into by Karat Packaging, Lollicup, and each of the Lollicup shareholders, Karat Packaging issued 15,000,000 shares of common stock, in exchange for all of the issued and outstanding shares of Lollicup owned by the Lollicup Shareholders (the “Share Exchange”). The consolidated financial statements have been presented to reflect the stock split and Share Exchange as if it occurred as of the earliest period presented, which is as of January 1, 2018.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Principles of Consolidation
The consolidated financial statements include the accounts of Karat Packaging and its wholly-owned operating subsidiary, Lollicup, and Global Wells, a variable interest entity wherein the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.
Noncontrolling Interests
The Company consolidates its variable interest entity, Global Wells, in which the Company is the primary beneficiary. The Company became the primary beneficiary of Global Wells on March 23, 2018 upon execution of an operating lease agreement allowing the Company to lease Global Wells’ facility. Noncontrolling interests represent third-party equity ownership interests in Global Wells. The Company recognizes noncontrolling interests as equity in the consolidated financial statements separate from Company’s stockholders’ equity. The amount of net income (loss) attributable to noncontrolling interests is disclosed in the consolidated statements of operations.
Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ materially from the estimates that were assumed in preparing the consolidated financial statements. Estimates that are significant to the consolidated financial statements include stock-based compensation, allowance for doubtful accounts, reserve for slow-moving and obsolete inventory, deferred taxes, and estimated useful lives of property and equipment.
Reporting Segments
The Company manages and evaluates its operations in one reportable segment. This segment consists of manufacturing and supply of a broad portfolio of single-use products that are used to serve food and beverages and are available in plastic, paper, foam, post-consumer recycled content and renewable materials.
Earnings per share
Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the related period. Diluted earnings per common share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive shares.
Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity at the date of purchase of three months or less to be cash equivalents. At December 31, 2019, cash and cash equivalents were comprised of cash held in money market, cash on hand and cash deposited with banks. At December 31, 2018, cash consists of cash on hand and cash deposited with banks.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable consists primarily of amounts due from customers. Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history. The Company recognizes an allowance for bad debt on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt write-offs, current past due customers in the aging as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Inventories
Inventories consist of raw materials, work-in-process, and finished goods. Inventory cost is determined using the first-in, first-out (FIFO) method and valued at lower of cost or net realizable value. The Company maintains reserves for excess and obsolete inventory considering various factors including historic usage, expected demand, anticipated sales price, and product obsolescence.
Property and Equipment
Property and equipment are carried at cost, net of accumulated depreciation and amortization, and net of impairment losses, if any. Depreciation of property and equipment are computed by straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the term of the lease, or the estimated life of the improvement, whichever is less. The estimated useful life of property and equipment are as follows:
Machinery and equipment	5 to 10 years
Leasehold improvements	Lower of useful life or lease term
Vehicles	5 years
Furniture and fixtures	7 years
Building	28 to 40 years
Property held under capital leases	3 to 5 years
Computer hardware and software	3 years
Normal repairs and maintenance are expensed as incurred, whereas significant changes that materially increase values or extend useful lives are capitalized and depreciated over the estimated useful lives of the related assets.
Deposits
Deposits are payments made for machinery and equipment related to the new Rockwall, Texas manufacturing facility. As of December 31, 2019, and December 31, 2018, the Company made deposits of approximately $11.0 million and $8.8 million, respectively, relating to machinery and equipment for this facility. Included in deposits are also payments made to the lessors of leased properties as security for the full and faithful observance of contracts, which will be refunded to the Company upon expiration or termination of the contract.
Impairment of Long-lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. An impairment exists if the undiscounted cash flows generated by the Company’s long-lived assets are less than the net book value of the related assets. If the long-lived assets are impaired, an impairment loss is recognized and measured as the amount by which the carrying value exceeds the estimated fair value of those assets. For the years ended December 31, 2019 and 2018, management concluded that an impairment write-down was not required.
Government Grants
Government grants are not recognized unless there is reasonable assurance that the Company and Global Wells will comply with the grants’ conditions and that the grants will be received. As of December 31, 2019, and December 31, 2018, the Company and Global Wells received $1,902,000 and $0, respectively, of government grants. These grants are reported as deferred income within other liabilities in the accompanying consolidated balance sheets as there are conditions attached to the grants that the Company and Global Wells have not met. These conditions include requiring its facility in Rockwall, Texas to maintain a certain minimum tax value for the next five calendar years (the “Required Period”), continue

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

operations in the facility for the Required Period, have a minimum number of full time equivalent employees with a minimum average annual gross wage employed in the operation of the facility in the Required Period, and promise to not engage in a pattern or practice of unlawful employment of aliens during the Required Period.
Derivative Instruments
Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic No. 815, Derivatives and Hedging, requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the statement of operations during the current period.
The Company and Global Wells are exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments applicable to the Company and Global Wells is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company and Global Wells’ fixed and floating-rate borrowings. As of December 31, 2019, the Company and Global Wells had interest rate swaps that are accounted for as a derivative instrument under ASC 815. The Company and Global Wells did not designate interest rate swaps for hedge accounting and as such, the change in fair value of interest rate swaps is recognized as interest expense in the accompanying consolidated statement of operations.
Variable Interest Entities
Global Wells
In 2017, Lollicup along with three other unrelated parties formed Global Wells. Lollicup has a 13.5% ownership interest and a 25% voting interest in Global Wells, located in Rockwall, Texas. The purpose of this new entity is to own, construct, and manage a warehouse and manufacturing facility. Global Wells’ operating agreement may require its members to make additional contributions only upon the unanimous decision of the members or where the cash in Global Wells’ bank account falls below $50,000. In the event that a member is unable to make an additional capital contribution, the other members will be required to make contributions to offset the amount that member cannot contribute, up to $25,000.
Global Wells was determined to be a variable interest entity in accordance with ASC Topic 810, Consolidations, however, at the time the investment was made, it was determined that Lollicup was not the primary beneficiary. During the year ended December 31, 2018, Lollicup entered into an operating lease with Global Wells. The lease term is for 10 years beginning October 1, 2018 and called for a monthly lease payment of $214,500. The lease agreement was subsequently amended for the lease term to begin in May 1, 2019 and calls for a monthly lease payment of $196,000.
Upon entering into the operating lease agreement with Lollicup on March 23, 2018, it was determined that Lollicup holds current and potential rights that give it the power to direct activities of Global Wells that most significantly impact Global Wells’ economic performance, receive significant benefits, or the obligation to absorb potentially significant losses, resulting in Lollicup having a controlling financial interest in Global Wells. As a result, Lollicup was deemed to be the primary beneficiary of Global Wells and has consolidated Global Wells under the risk and reward model of ASC Topic 810, for the period from March 23, 2018.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The initial consolidation of Global Wells on March 23, 2018 was accounted for as an asset acquisition pursuant to ASC Topic 805, Business Combinations. The impact on assets and liabilities upon initial consolidation of Global Wells to the Company’s financial statements were as follows:
Cash	$7,512,000
Property and equipment	205,000
Other liabilities	(3,000)
Accounts Payable	(205,000)
Net assets	$7,509,000
Assets recognized as a result of consolidating Global Wells do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating Global Wells do not represent additional claims of the Company’s general assets; they represent claims against the specific assets of Global Wells, except for the Company’s guarantee of Global Wells’ term loan. The Company was a guarantor for Global Wells’ construction loan, which provided for advances up to $21,640,000 and expired in May 2019. In May 2019, Global Wells entered into a loan agreement with another financial institution and used the proceeds from the new term loan to pay off the principal balance and accrued interest related to the construction loan (Note 7). As of December 31, 2019, total loan guaranteed by the Company related to Global Wells amounted to $21,434,000. The new term loan is also guaranteed by the Company’s stockholders.
The following financial information includes assets and liabilities of Global Wells and are included in the accompanying consolidated balance sheet:
	December 31, 2019	December 31, 2018
Cash	$209,000	$37,000
Accounts receivable	230,000	—
Property and equipment, net	27,111,000	19,243,000
Due from Lollicup USA, Inc.	3,382,000	1,049,000
Deposits	1,740,000	—
Other assets	1,266,000	1,008,000
Total assets	$33,938,000	$21,337,000
Accounts payable	$486,000	$36,000
Accrued expenses	70,000	—
Customer deposits	—	1,500,000
Long-term debt, current portion	304,000	10,699,000
Long-term debt	21,017,000	—
Other liabilities	2,451,000	—
Total liabilities	$24,328,000	$12,235,000
Lollicup Franchising, LLC
The Company’s two major shareholders share common ownership with Lollicup Franchising, LLC (“Lollicup Franchising”). Lollicup Franchising owns and operates one store and also licenses its name to third party store owners and operators. The Company sells inventory to Lollicup Franchising and to the licensed third-party stores. In connection with the sales to third-party stores, the Company has an incentive program with Lollicup Franchising where a certain percentage of the sales to the third-party stores are paid to Lollicup Franchising. The Company has determined that the Company holds a variable interest in Lollicup Franchising, however, it was determined that the Company is not the primary beneficiary.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The Company has the following assets and liabilities related to Lollicup Franchising included in the accompanying consolidated balance sheets:
	December 31, 2019	December 31, 2018
Due from affiliated companies	$692,000	$381,000
Accounts Payable	76,000	—
The Company has incurred incentive program expenses of $164,000 and $226,000 for the years ended December 31, 2019 and 2018, respectively, which are reported as a contra to net sales in the accompanying consolidated statements of operations.
The Company does not have any explicit arrangements and implicit variable interest where the Company is required to provide financial support to Lollicup Franchising. The Company has determined that the maximum exposure to loss as a result of its involvement with Lollicup Franchising is zero.
Stockholder’s Equity
The Company’s Certificate of Incorporation authorize both common and preferred stock. The total number of shares of all classes of stock authorized for issuance is 110,000,000 shares, par value of $0.001, with 10,000,000 designed as preferred stock and 100,000,000 designated as common stock. Each holder of common stock and preferred stock shall be entitled to one vote per share held.
On September 27, 2018, pursuant to the Share Exchange Agreement and Plan of Reorganization, entered into by the Company, Lollicup, and each of the Lollicup shareholders, the Company issued 15,000,000 shares of common stock, in exchange for all of the issued and outstanding shares of Lollicup owned by the Lollicup shareholders.
The consolidated financial statements have been presented to reflect the stock split and Share Exchange as if it occurred as of the earliest period presented, which is as of January 1, 2018.
On November 15, 2018, the Company sold 190,000 shares of common stock, of which 10,000 shares is to a Company employee. The Company raised $1,900,000 gross proceeds from this transaction.
In December 2018, a $0.0814 cents per qualifying ordinary share of dividend was declared by the Company. The Company has a dividend payable of $99,000 and $107,000 as of December 31, 2019 and 2018, respectively, which are reported within accrued expenses in the accompanying consolidated balance sheets.
Revenue Recognition
The Company adopted ASC Topic No. 606, Revenue from Contracts with Customers, as of December 31, 2019 using the modified retrospective approach as permitted. Under Topic No. 606, revenue is recognized when control of the promised goods is transferred to customers in an amount that reflects the consideration expected to be receivable in exchange for those goods or services. The timing of revenue recognition for most goods and services occurs when performance obligations under the terms of a contract with the customer are satisfied, which is generally when control of the Company’s products are shipped from its manufacturing facility to our customers.
The transaction price allocated to each performance obligation consists of the stand-alone selling price and various variable consideration. Variable consideration includes estimates of rebates and other sales incentives, cash discounts for prompt payment, consideration payable to customers for cooperative advertising and other program incentives, and sales returns. The Company estimate its variable consideration based on contract terms and historical experience of actual results using the expected value method. The performance obligations are generally satisfied shortly after manufacturing and shipment as purchases made by the Company’s customers are manufactured and shipped with minimal lead time.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The Company’s contract liabilities consist of rebates and other sales incentives, consideration payable to customers for cooperative advertising and other program incentives, and sales return. As of December 31, 2019, the contract liabilities were not considered significant to the financial statements.
Shipping and handling fees billed to a customer are recorded within net sales, with corresponding shipping and handling costs recorded in selling expense on the accompanying consolidated statements of operations. Shipping and handling fees billed to a customer are not deemed to be separate performance obligations as these activities occur before the customer receives the products. Sales taxes collected concurrently with revenue-producing activities and remitted to governmental authorities are excluded from revenue.
Sales commissions are expensed as incurred due to the amortization period being less than one year and are recorded in selling expense on the accompanying consolidated statements of operations.
There have been no adjustments to prior periods as a result of adopting Topic No. 606 under the modified retrospective method.
Shipping and Handling Costs
The Company classifies shipping and handling costs, such as freight to customers’ destinations, as selling expense. Shipping and handling costs included in line item selling expenses in the consolidated financial statements for the years ended December 31, 2019 and 2018 were $12,561,000 and $7,425,000, respectively.
Advertising Costs
The Company expenses costs of print production, trade show, online marketing, and other advertisements in the period in which the expenditure is incurred. Advertising costs included in the line item selling, general and administrative expenses in the consolidated financial statements were $1,240,000 and $886,000 for the years ended December 31, 2019 and 2018, respectively.
Income Taxes
The Company applies the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.
The Company applies Accounting Standards Codification (“ASC”) 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s practice is to recognize potential interest and/or penalties related to income tax matters as income tax expense in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability in the consolidated balance sheet. The Company had no uncertain tax positions as of December 31, 2019 and 2018.
The Company applies Accounting Standards Update (“ASU”) 2015-17, which requires that all deferred tax assets and liabilities to be classified as noncurrent in the balance sheet.
Concentration of Credit Risk
Cash is maintained at financial institutions and, at times, balances exceed federally insured limits. Management believes that the credit risk related to such deposits is minimal.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The Company extends credit based on the valuation of the customers’ financial condition and general collateral is not required. Management believes the Company is not exposed to any material credit risk on these accounts.
For the year ended December 31, 2019 and 2018, purchases from the following vendor makes up greater than 10 percent of total purchases:
	2019	2018
Keary Global Ltd. (“Keary global) an its affiliate, Keary International, Ltd.	12%	14%
(Keary International”) – related parties
Amounts due to the following vendors at December 31, 2019 and 2018, respectively, that exceed 10 percent of total accounts payable are as follows:
	2019	2018
Keary Global and its affiliate, Keary International – related parties	22%	19%
Taizhou Fuling Plastics Co., Ltd	13%	16%
No customer accounted for more than 10 percent of sales for the year ended December 31, 2019 and 2018, respectively. No customer accounted for more than 10 percent of accounts receivable as of December 31, 2019 and 2018, respectively.
Fair Value Measurements
The Company follows ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.
ASC 820 establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity and unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available.
Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.
The following describes the hierarchy of inputs used to measure fair value and the primary valuation methodologies used by the Center for financial instruments measured at fair value on a recurring basis. The three levels of inputs are as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities that the Center has the ability to access as of the measurement date.
Level 2 — Inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the same term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
At December 31, 2019, the Company has financial instruments classified within the fair value hierarchy, which consist of the following:
•
Interest rate swaps that meets the definition of a derivative, classified as Level 2 within the fair value hierarchy, and reported as an asset or liability depending on its fair value on the consolidated balance sheet. The fair value of interest rate swaps is calculated using pricing models that will use volatility to quantify the probability of changes around interest rate trends.

•
Money market account, classified as Level 1 within the fair value hierarchy, and reported as a current asset on the consolidated balance sheet.

The following table summarize the Company’s fair value measurements by level at December 31, 2019 for the assets and liabilities measured at fair value on a recurring basis:
	Level I	Level 2	Level 3
Cash equivalents	$802,000	$—	$—
Interest rate swaps	—	(1,281,000)
Fair value, December 31, 2019	$802,000	$(1,281,000)	$—
At December 31, 2019, the company had no level 3 assets or liabilities that are required to be carried at fair value. At December 31, 2018, the Company had no Level 1, 2 or 3 assets or liabilities that are required to be carried at fair value.
The Company has not elected the fair value option as presented by ASC 825, Fair Value Option for Financial Assets and Financial Liabilities, for the financial assets and liabilities that are not otherwise required to be carried at fair value. Under ASC 820, material financial assets and liabilities not carried at fair value, including accounts receivable, accounts payable, and borrowing under promissory notes, are reported at their carrying value.
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt and line of credit at December 31, 2019 and December 31, 2018 approximates fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using level 2 inputs.
Foreign Currency
The Company includes gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of operations. The Company recorded a loss on foreign currency transactions of $289,000 for the year ended December 31, 2019 and a gain on foreign currency transactions of $406,000 for the year ended December 31, 2018.
Stock-Based Compensation
The Company recognizes stock-based compensation expense related to employee stock options in accordance with ASC 718, Compensation — Stock Compensation. This standard requires the Company to record compensation expense equal to the fair value of awards granted to employees and non-employees.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

The fair value of share-based payment awards is estimated on the grant-date using the Black-Scholes option pricing model. Key input assumptions used in the Black-Scholes option pricing model to estimate the grant date fair value of stock options include the fair value of the Company’s common stock, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate, and the Company’s expected annual dividend yield.
The risk-free interest rate assumption for options granted under the Plan is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.
The expected term of employee stock options under the Plan represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is calculated based on the “simplified method,” which estimates the expected term based on the average of the vesting period and contractual term of the stock option.
The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public company’s common stock for a period equal to the expected term of the options.
The dividend yield assumption for options granted under the Plan is based on the Company’s history and expectation of dividend payouts.
Because there is no public market for the Company’s common stock, the Company determined the fair value of the common stock at the time of the grant of stock options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the company, the likelihood of achieving a liquidity event and capital transactions, among other factors. The fair value has been determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued as Compensation. In valuing the common stock at various dates, the Company determined its equity value generally using the income approach, the market comparable approach, or other valuation methods that the Company deem to be appropriate. Application of these approaches and methods involves the use of estimates, judgments and assumptions, such as future revenue, expenses and cash flows, selections of comparable companies, probabilities and timing of exit events, and other factors.
Stock-based compensation expense is based on awards that ultimately vest. Forfeitures are accounted for as they occur. The Company has elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognizes stock-based compensation expense on a straight-line basis over the requisite service period.
For purposes of financial accounting for stock-based compensation, the Company has determined the fair values of its options based in part on the work of a third-party valuation specialist. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net loss could have been significantly different.
New and Recently Adopted Accounting Standards
In February 2016, the FASB issued ASU 2016-02 (Topic 842), “Leases”. This ASU amends a number of aspects of lease accounting, including requiring lessees to recognize operating leases with a term greater than one year on their balance sheet as a right-of-use asset and corresponding lease liability, measured at the present value of the lease payments. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. The FASB has clarified this guidance in various updates (e.g., ASU 2018-09, 2018-10, and 2019-01) and subsequently issued ASU 2018-11 (Topic 842), “Leases: Targeted Improvements” which amends ASC 842 in two important areas, including (I) allowing lessors to combine lease and associated non-lease components by

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

class of underlying asset in contracts that meet certain criteria and, (ii) provides entities with an optional method for adopting the new leasing guidance by recognizing a cumulative-effect adjustment to the opening balance of the retained earnings, and not to restate the comparative periods presented at the adoption date. The effective date for ASC 842 for public business entities is annual reporting periods beginning after December 15, 2018. The effective date for all other entities is annual reporting periods beginning after December 15, 2021. As part of the IPO relief provided to EGC, an EGC may elect to adopt new standards on the timeline afforded a private company.
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which adds to U.S. GAAP an impairment model known as the current expected credit loss (CECL) model that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. The FASB has clarified this guidance in various updates (e.g. ASU 2019-04, 2019-05, 2019-10, 2019-11, and 2020-03). The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for public business entities that are U.S. Securities and Exchange Commission (SEC) filers. For all other public business entities, the ASU is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted beginning after December 15, 2018, including interim periods within those fiscal years. As part of the IPO relief provided to EGC, an EGC may elect to adopt new standards on the timeline afforded a private company.
In June 2018, the FASB issued ASU 2018-07 (Topic 718), “Compensation — Stock Compensation: Improvements to Non-employee Share based Payment Accounting”, which supersedes Subtopic 505-50 and expands the scope of ASC Topic 718 to include share-based payments issued to nonemployees for goods and services. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide financing to the issuer or awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC Topic 606. The FASB has clarified this guidance in ASU 2019-08. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. The Company early adopted and adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flow.
In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820) Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. The guidance in this ASU eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. Entities are no longer required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy but require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. Certain provisions are applied prospectively while others are applied retrospectively. This ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This ASU is effective for public business entities for fiscal years, and interim periods

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

within those fiscal years beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.
3.   Inventories
Inventories consist of the following:
	December 31, 2019	December 31, 2018
Raw materials	$3,698,000	$2,243,000
Work in progress	127,000	35,000
Manufactured and purchase finished goods	31,957,000	27,559,000
	35,782,000	29,837,000
Less inventory reserve	(354,000)	(319,000)
Total inventories	$35,428,000	$29,518,000
4.   Property and Equipment
	December 31, 2019	December 31, 2018
Machinery and equipment	$40,575,000	$24,340,000
Leasehold improvements	15,071,000	6,103,000
Vehicles	2,424,000	3,044,000
Furniture and fixtures	729,000	527,000
Building	17,237,000	278,000
Land	3,017,000	3,000,000
Property held under capital lease (Note 11)	1,582,000	590,000
Construction in progress	—	16,243,000
Computer hardware and software	502,000	223,000
	81,137,000	54,348,000
Less accumulated depreciation	(22,117,000)	(16,233,000)
Total property and equipment, net	$59,020,000	$38,115,000
Depreciation and amortization expense were $5,953,000 and $3,960,000 for the years ended December 31, 2019 and 2018, respectively. Depreciation and amortization expense are reported within general and administrative expense except for depreciation and amortization expense related to manufacturing facilities and equipment, which are included in cost of goods sold on the accompanying consolidated statements of operations.
In May 2019, Global Wells sold approximately 160,000 total square feet of warehouse space to a third party for an aggregate selling price of $10,055,000.
5.   Line of Credit
In February 2018, the Company entered into a line of credit with a lender with a maturity date of February 23, 2019. The proceeds from the line of credit were used to pay off the existing line of credit with the prior lender. The agreement was amended in February 2019 to extend the maturity date to May 2019. In May 2019, the line of credit was amended again to extend the maturity date to May 2021 and increase the maximum borrowing from $25,000,000 to $30,000,000. In September 2019, the Company further increased the maximum borrowing from $30,000,000 to $40,000,000. Interest accrues at an annual rate of prime less

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

0.25% (4.50% at December 31, 2019 and 5.25% at December 31, 2018). The Company has $26,679,000 and $22,783,000 of line of credit borrowings as of December 31, 2019 and December 31, 2018, respectively. The Company is not required to pay a commitment (unused) fee on the undrawn portion of the line of credit and interest is payable monthly. The amount that can be borrowed is subject to a borrowing base that is calculated as a percentage of the accounts receivable and inventory balances measured monthly. The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the line of credit agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum tangible net worth, minimum debt service coverage ratio, and minimum debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio. As of December 31, 2019, the Company was in compliance with the financial covenants with respect to its Line of Credit. The Line of Credit also includes a standby letter of credit sub limit. As of December 31, 2019, amounts issued under the standby letter of credit was $800,000 to one beneficiary. The amount issued under the standby letter of credit was not significant as of December 31, 2018.
6.   Accrued Expenses
The following table summarizes information related to accrued expense liabilities:
	December 31, 2019	December 31, 2018
Accrued expense	$718,000	$316,000
Accrued interest	181,000	4,000
Accrued payroll	1,111,000	845,000
Accrued vacation and sick pay	379,000	287,000
Dividends payable	99,000	107,000
Deferred rent liability	322,000	101,000
Income tax payable	26,000	—
Total accrued expenses	$2,836,000	$1,660,000

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

7.   Long-Term Debt
Long-term debt consists of the following:
	December 31, 2019	December 31, 2018
A promissory note that allowed for advances up to $5,000,000 through March 2018, at which point it converted to a term loan. Outstanding principal balance of $4,814,677 was converted in March 2018, maturing in March 2023. Principal and interest payment of $90,815 due monthly at the fixed rate of 4.98%. The loan is secured by certain machinery and equipment. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum fixed charge coverage ratio and net income.	$3,266,000	$4,093,000
A construction loan with advances up to $21,640,000 that expired
May 2019. Funds were disbursed upon request from the construction disbursement company. In May 2019, Global Wells entered into a loan agreement with another financial institution and used the proceeds from the new loan to pay off the principal balance and accrued interest of the construction loan. Interest payment was payable monthly at the rate of prime plus 0.50% (6.00% as of
December 31, 2018), with the principal balance due at maturity. The loan was secured by Global Wells’ assets and guaranteed by the
Company and Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial
covenants, including a minimum cash or equity balance.
	—	10,699,000
An equipment loan with a draw down period ending August 28, 2019 for up to $10,000,000, at which point the entire principal outstanding is due, unless extended. Outstanding principal balance of $9,476,000 was converted to a term loan in June 2019, maturing in June 2024.
Principal and interest payment of $192,572 due monthly starting
August 2019 at the fixed rate of 5.75%. The loan is secured by the
Company’s assets and guaranteed by the Company’s stockholders. In accordance with loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.
	9,267,000	4,937,000
A $2,130,000 term loan that expires April 30, 2021. Principal and interest payment of $53,539 due monthly with the remaining
principal and unpaid interest due at maturity. Interest accrues based on prime rate (4.75% as of December 31, 2019 and 5.50% as of
December 31, 2018). The loan is secured by the company’s assets and guaranteed by the company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.
	831,000	1,417,000
Subtotal, continue on following page	$13,364,000	$21,146,000

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

	December 31, 2019	December 31, 2018
Subtotal, continue from previous page	$13,364,000	$21,146,000
A $1,620,000 term loan that expires September 30, 2020. Principal and interest payment of $50,282 due monthly with the remaining principal and unpaid interest due at maturity. Interest accrues at a fixed rate of 5.25%. The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.	442,000	1,006,000
A $935,000 term loan that expires December 31, 2021. Principal and interest payment of $19,834 due monthly with the remaining principal and unpaid interest due at maturity. Interest accrues at a fixed rate of 3.50%. The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible worth, and minimum debt coverage ratio.	459,000	676,000
A $1,170,000 term loan that expired December 31, 2019. Principal and interest payment of $45,621 were due monthly with the remaining principal and unpaid interest due at maturity. Interest accrued based on prime rate minus 0.25% (4.5% as of December 31, 2019 and 5.25%
as of December 31, 2018). The loan was secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.
	—	535,000
A $1,070,000 term loan that expired September 30, 2019. Principal and interest payment of $47,829 were due monthly with the remaining principal and unpaid interest due at maturity. Interest accrued based on prime rate plus 0.50% with 5.00% minimum (5.25% as of
December 31, 2019 and 6.00% as of December 31, 2018). The loan was secured by the Company’s assets and guaranteed by the
Company’s stockholders. In accordance with the loan agreement, the
Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.
	—	421,000
Subtotal, continue on following page	$14,265,000	$23,784,000

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

	December 31, 2019	December 31, 2018
Subtotal from previous page	$14,265,000	$23,784,000
An equipment loan with a draw down period ending May 31, 2019 for up to $10,000,000. After the draw period, the outstanding principal balance is converted to a term loan payable, maturing on May 31,
2024. The first principal and interest payment commenced in
July 2019. Interest accrued based on prime rate (4.75% as of
December 31, 2019 and 5.50% as of December 31, 2018). The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain fixed financial covenants, including a fixed charge coverage ratio and a minimum tangible net worth.
	9,000,000	2,746,000
A $724,445 term loan that expired September 1, 2019. Principal and interest payment of $13,651 were due monthly with the remaining principal and unpaid interest due at maturity. Interest accrued at a fixed rate of 4.94%. The loan was secured by certain machinery and equipment and guaranteed by the Company’s stockholders.	—	120,000
A $3,000,000 term loan that expires December 2024. Interest only payment due for the first six months. Principal and interest payment of $57,769 due monthly beginning January 2020 with the remaining principal and unpaid interest due at maturity. Interest accrues at prime rate plus 0.25% (5.00% at December 31, 2019). The loan is secured the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum tangible net worth, debt service charge ratio, and debt to EBIDTA rolling ratio.
	3,000,000	—
A $21,580,000 term loan that matures in May 2029. Interest accrues at prime rate less 0.25% (4.50% at December 31, 2019) and principal payments ranging from $24,356 to $39,581 along with interest are due monthly throughout the term of the loan, with the remaining
principal balance due at maturity. The loan is collateralized by substantially all of the Company’s and Global Well’s assets and is guaranteed by the Company and is stockholders. The Company
incurred debt issuance costs of approximately $119,000, which is reported as a reduction of the carrying value of debt on the accompanying consolidated balance sheet.
	21,434,000	—
Long-term debt	47,699,000	26,650,000
Less: unamortized loan fees	(113,000)	—
Less: current portion	(6,891,000)	(14,818,000)
Long-term debt, net of current portion	$40,695,000	$11,832,000

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

At December 31, 2019, future maturities are:
Years ending December 31,	Amount
2020	$6,891,000
2021	6,261,000
2022	6,034,000
2023	5,422,000
2024	3,356,000
Thereafter	19,735,000
$47,699,000
The Company was not in compliance with certain financial covenants as of December 31, 2019 and received a waiver from the financial institution.
8.   Interest Rate Swaps
In June 2019, Global Wells entered into a ten year floating-to-fixed interest-rate swap, with an effective date of June 13, 2019, that is based on the prime rate versus a 5.05% fixed rate with the notional value of $21,580,000. The payment dates are the fifth day of the month beginning July 5, 2019 to the termination date of May 4, 2029. As of December 31, 2019, the fair value of the interest rate swap was $1,150,000, which is reported as other liabilities in the accompanying consolidated balance sheets. For the year ended December 31, 2019, Global Wells recognized approximately $1,150,000 as interest expense related to change in fair value of this interest rate swap.
In June 2019, the Company also entered into a five year floating-to-fixed interest-rate swap, with an effective date of June 3, 2019, that is based on the prime rate versus 5.19% fixed rate with the notional value of $10,000,000. The payment dates are the fifth day of the month beginning July 5, 2019 to the termination date of May 31, 2024. As of December 31, 2019, the fair value of the interest rate swap was $131,000, which is reported as other liabilities in the accompanying consolidated balance sheets. For the year ended December 31, 2019, the Company recognized approximately $131,000 as interest expense related to change in fair value of this interest rate swap.
9.   Obligations Under Capital Leases
The Company is the lessee of warehouse vehicles under capital leases that expire in various years through 2024. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or fair value of the assets. The assets are depreciated over their estimated useful lives. Depreciation of property under capital leases is included in depreciation and amortization expense within the general and administrative operating expenses.
Following is a summary of property held under capital leases:
	2019	2018
Warehouse vehicles	$1,582,000	$590,000
Less accumulated depreciation	(652,000)	(359,000)
	$930,000	$231,000
Interest rates on capitalized leases vary from 3.55% to 6.50% and are imputed based on the lower of the Company’s incremental borrowing rate at the inception of each lease or the lessor’s implicit rate of return.
The capital leases provide for bargain purchase options and are guaranteed by the stockholders of the Company.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

At December 31, 2019, future minimum lease payments under capital leases are as follows:
December 31,	Amount
2020	$360,000
2021	360,000
2022	215,000
2023	76,000
2024	22,000
Thereafter	—
$1,033,000
Less: future finance charges	(82,000)
Minimum lease payments	$951,000

10.
Stock-based Compensation

In January 2019, the Company’s Board of Directors adopted the 2019 Stock Incentive Plan (the “Plan”). A total of 2,000,000 shares of common stock has been authorized and reserved for issuance under the Plan in the form of incentive or nonqualified stock options and stock awards. A committee appointed by the Board of Directors of the Company determines the terms and conditions of each grant under the Plan. Employees, directors, and consultants are eligible to receive stock options and stock awards under the Plan. The aggregate number of shares available under the Plan and the number of shares subject to outstanding options may be increased or decreased by the Plan administrator to reflect any changes in the outstanding common stock by reason of any recapitalization, reorganization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock or similar transaction.
The exercise price of incentive stock options may not be less than the fair market value of the common stock at the date of grant. The exercise price of incentive stock options granted to individuals that own greater than 10% of the voting stock may not be less than 110% of the fair market value of the common stock at the date of grant.
The term of each incentive and nonqualified option is based upon such conditions as determined by the option agreement; however, the term can be no more than ten years from the date of the grant. In the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the term of the option will be such shorter term as may be provided in the option agreement, but not more than five years from the date of the grant.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Stock Options
A summary of the Company’s stock option activity under the Plan for the period ended December 31, 2019 is as follows:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Life (In Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	—	$—	—	$—
Granted	15,000	10
Exercised	—	—
Canceled/forfeited	—	—
Outstanding at December 31, 2019	15,000	$10	9.0	$—
Expected to vest at December 31, 2019	15,000	$10	9.0	$—
Exercisable at December 31, 2019	—	$—	—	$—
The weighted-average grant date fair-value of the stock options issued for the period ended December 31, 2019 was $2.68. At December 31, 2019, total remaining stock-based compensation expense for unvested awards is approximately $40,000.
The assumptions that were used to calculate the grant date fair value of the Company’s stock option grants for the period ended December 31, 2019 were as follows:
Risk-free interest rate	2.53%
Expected term (years)	6.25
Volatility	25%
Dividend yield	0.81%
Restricted stock
The Company issued restricted stock units to employees of the Company. The following table summarizes the unvested restricted stock units for the period ended December 31, 2019:
	Number of Shares Outstanding	Weighted Average Grant Date Fair Value
Unvested at December 31, 2018	—	$—
Granted	267,000	10.00
Vested	—	—
Forfeited	—	—
Unvested at December 31 2019	267,000	$10.00
The restricted stock units and stock options granted are subjected to vesting conditions that is contingent upon the closing of an initial public offering of the Company. Given the restriction on vesting, no stock-based compensation expense was recognized for the year ended December 31, 2019. Upon closing of the Company’s initial public offering, the restricted stock units and stock options granted will begin vesting, at which point the Company will start recognizing stock-based compensation over the vesting period, which is generally over 3 years for the restricted stock units and 1 year for the stock options.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

11.   Earnings Per Share
(a)
Basic

Basic earnings per share is calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the financial year held by the Company.
	2019	2018
Net income attributable to Karat Packaging, Inc.	$1,724,000	$21,000
Weighted average number of ordinary shares in issue	15,190,000	14,830,312
Basic earnings per share	$0.11	$0.00

(b)
Diluted

For the purpose of calculating diluted earnings per share, the profit attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential convertible shares and shares issuable through stock options and restricted stock awards. The dilutive earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares that would have been in issue upon full exercise of stock options, adjusted by the number of such shares that would have been issued at fair value as follows:
	2019	2018
Net income attributable to Karat Packaging, Inc.	$1,724,000	$21,000
Add: Interest expense related to convertible debt	—	—
	1,724,000	21,000
Weighted average number of ordinary shares in issue	15,190,000	14,830,312
Dilutive shares:
Stock options and restricted stock units	—	—
Adjusted weighted average number of ordinary shares	15,190,000	14,830,312
Diluted earnings per share	$0.11	$0.00
For the years ended December 31, 2019 and 2018, a total of 282,000 and 193,633 shares of potentially dilutive shares, respectively, have been excluded in the diluted earnings per share calculation due to its anti-dilutive impact on earnings per share.
12.   Commitments and Contingencies
Lease Commitments
The Company leases its facilities under various operating leases expiring through 2029. The Company also leases automobiles under various operating leases expiring through 2023.
During the year ended December 31, 2018, the Company entered into an operating lease with Global Wells. The lease term was amended with a start date of May 1, 2019 and is for 10 years. The monthly lease payments are $196,000 with 3% increases every two years. Upon entering into the operating lease agreement with the Company and with common ownership and officers, it was determined that the Company holds current and potential rights that give it the power to direct activities of Global Wells that most significantly impact Global Wells’ economic performance, receive significant benefits, or the obligation to absorb potentially significant losses, resulting in the Company having a controlling financial interest in Global Wells. As a result, the Company was deemed to be the primary beneficiary of Global Wells and has consolidated Global Wells under the risk and reward model of ASC Topic 810, for the period from March 23, 2018 through December 31, 2018. As such, the lease income relating to this operating lease agreement is eliminated upon consolidation.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

At December 31, 2019, approximate future minimum lease obligations are:
Amount
2020	$5,302,000
2021	4,869,000
2022	4,960,000
2023	4,994,000
2024	3,820,000
Thereafter	11,279,000
$35,224,000
Rent expense for the years ended December 31, 2019 and 2018 are approximately $3,718,000 and $3,222,000, respectively.
Purchase Commitments
In May 2019, Global Wells entered into purchase and sale agreements with a third party to (1) purchase approximately 18.4 acres of land in Branchburg, New Jersey for a purchase price of $8,550,000 and (2) purchase a building of approximately 187,500 square feet to be constructed by the seller on the 18.4 acres of land for a purchase price of $16,896,650. The building will be primarily used as a distribution and fulfillment center. Global Wells made deposits totaling $1,500,000 to the seller as of December 31, 2019. Upon 50% completion of the building construction, Global Wells is obligated to make another $2,500,000 payment towards the purchase price, with the remainder of the purchase price due upon closing.
Contingencies
The Company is involved from time to time in certain legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such litigation and claims, should they arise in the future, is not likely to have a material effect on the Company’s financial position or results of operations.
13.   Related Party Transactions
As of December 31, 2019, and 2018, amounts receivable includes $692,000 and $381,000, respectively, due from Lollicup Franchising. Lollicup Franchising is determined to be a related party by virtue of common control. Sales during the years ended December 31, 2019 and 2018 to this related party were $122,000 and $226,000, respectively. The Company has incurred incentive program expenses of $164,000 and $166,000 for the years ended 2019 and 2018, respectively.
As a minority stockholder of the Company, Keary Global owns 250,004 shares of common stock as of December 31, 2019, which Keary Global acquired upon exercise of two convertible notes during the third quarter of 2018. Keary Global and its affiliate, Keary International, are owned by one of the Company’s stockholders’ family member, who is also an employee of the Company. Keary Global and Keary International are also inventory suppliers and purchasing agents for the Company overseas. The Company has entered into ongoing purchase and supply agreements with Keary Global. The Company has accounts payable due to Karat Global and its affiliate, Keary International as of $5,110,000 and $3,393,000, respectively. Purchases during the years ended December 31, 2019 and 2018 from this related party were $25,095,000 and $21,956,000, respectively.
14.   Employee Benefits
The Company maintains a 401(k) plan for employees who meet specific requirements. The Company matches 100% of the employees’ contributions up to 3% of each employee’s salary, 87.5% of the employees’ contributions up to 4% of each employee’s salary, and 80% of the employees’ contributions up to 5% of

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

each employee’s salary. The Company’s portion of the contributions is expensed as incurred with a total expense of $260,000 and $230,000 for the years ended December 31, 2019 and 2018, respectively.
15.   Income Taxes
The provision for income taxes for the year ended December 31, 2019 and 2018, respectively, consisted of
	2019	2018
Current
Federal	$—	$—
State	260,000	13,000
	260,000	13,000
Deferred
Federal	508,000	1,502,000
State	13,000	156,000
	521,000	1,658,000
Provision for income taxes	$781,000	$1,671,000
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.
The Company’s deferred tax assets (liabilities), calculated using effective tax rates is as follows:
	2019	2018
Deferred tax assets:
State Taxes	$69,000	$29,000
Investment in Global Wells Investment Group	101,000	—
Reserves	159,000	105,000
Accruals & Deferred Expenses	456,000	82,000
Inventories	—	329,000
R&D Credit	175,000	37,000
Section 263A	449,000	—
Government Grant	161,000	—
Charitable Contributions	17,000	—
Net Operating Loss	1,885,000	333,000
Total deferred tax assets	3,472,000	915,000
Deferred tax liabilities:
Fixed Assets – Depreciation	(5,651,000)	(2,573,000)
Net deferred tax liability	$(2,179,000)	$(1,658,000)

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

Reconciliation of income taxes are as follows from statutory rate of 21% to the effective tax rate:
	Year ended
	December 31, 2019	December 31, 2018
Income tax computed at the federal statutory rate	$619,000	$324,000
State taxes, net of federal tax benefits	152,000	96,000
Deferred tax effect due to conversion to C-Corporation	—	1,153,000
Noncontrolling Interest – Income not subject to tax	(92,000)	31,000
Permanent items	156,000	81,000
R&D Credit	(87,000)	(37,000)
Franchise/Gross Receipts Tax	59,000	—
Other	(26,000)	23,000
Provision for income taxes	$781,000	$1,671,000
The Company applies the provision of ASC 740, Income Taxes. Under ASC 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
ASC 740, Income Taxes, provides for the recognition of deferred tax assets if realization of these assets is more-likely-than-not. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based upon the level of historical taxable income, at this time, the Company determined that sufficient positive evidence existed to conclude that it is more likely than not there will be full utilization of the deferred tax assets in each jurisdiction.
The Company may be audited by the Internal Revenue Service and various state tax authorities. Disputes may arise with these tax authorities involving issues of the timing and amount of deductions and allocations of income and expenses among various tax jurisdictions because of differing interpretations of tax laws and regulations. The Company evaluates its exposures associated with the tax filing positions and, while it believes its positions comply with applicable laws, may record liabilities based upon estimates of the ultimate outcome of these matters and the guidance provided in ASC 740.
The Company remains subject to IRS examination for the 2016 through 2018 tax years and has received notice in February 2019 that it is under examination for years 2016 and 2017. Additionally, the Company files multiple state and local income tax returns and remains subject to examination in various of these jurisdictions, including California for the 2015 through 2018 tax years, South Carolina for the 2016 through 2018 tax years. Texas was selected for audit in January 2019. The auditor has completed its examination in February and has no proposed adjustment.
The Company accounts for uncertainties in income tax in accordance with ASC 740-10 — Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This accounting standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheet. As of December 31, 2019, and 2018, the Company does not have any unrecognized tax benefit.

Karat Packaging Inc. and Subsidiaries
Notes to the Consolidated Financial Statements

16.   Subsequent Events
The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events. The Company has evaluated subsequent events through April 30, 2020, the date on which the financial statements were available to be issued.
On January 16, 2020 the Company agreed to settle an ongoing litigation dispute in 2019 and expects to collect $400,000 to be paid by counter-party’s liability insurer plus forgiveness of $106,000 in outstanding invoices. Such settlement was paid in February 2020.
On February 19, 2020, Global Wells paid $1,500,000 towards the purchase price of the building under construction in New Jersey. Another $1,000,000 was paid on February 24, 2020.
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.
As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, while the Company is not able to precisely estimate the effects of the COVID-19 outbreak, the Company does not believe that it will be adversely affected.
On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief and Economic Security (CARES) Act.” The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions and technical corrections to tax depreciation methods for qualified improvement property.
It also appropriated funds for the Small Business Administration (“SBA”) Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19. In April 2020, the Company was able to obtain a loan under the SBA Paycheck Protection Program for a principal balance of $5,000,000 with interest accruing at an annual rate of 1.00% that matures 24 months from the loan funding date. Principal and interest payments are deferred for six months.
Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company’s results of future operations, financial position, and liquidity in fiscal year 2020.
In March 2020, the Company entered into a new $3,000,000 term loan with an existing lender. The term loan matures in June 2025 and bears interest at PRIME Rate plus 0.25%. Interest-only payments are due for three months starting April 2020, with principal and interest payment of $54,623 due monthly thereafter. The term loan is secured by substantially all the assets of the Company and is guaranteed by the Company’s stockholders.

Karat Packaging Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (UNAUDITED)
	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents (including $0.3 million and $0.2 million associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	$2,568,000	$802,000
Accounts receivable, net of allowance for doubtful accounts of $98,000 and $101,000, respectively	21,558,000	21,020,000
Inventories	43,745,000	35,428,000
Prepaid expenses and other current assets	3,683,000	3,085,000
Due from affiliated companies	1,433,000	692,000
Total current assets	72,987,000	61,027,000
Property and equipment, net (including $48.4 million and $27.1 million associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	88,512,000	59,020,000
Deposits (including $0 and $1.7 million associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	9,095,000	13,217,000
Other assets (including $155,000 and $69,000 associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	174,000	89,000
Total assets	$170,768,000	$133,353,000
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable (including $68,000 and $0.5 million associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	$16,242,000	$19,025,000
Accrued expenses (including $44,000 and $70,000 associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	7,588,000	2,836,000
Related party payable	3,936,000	5,110,000
Credit cards payable	581,000	1,074,000
Line of credit	—	—
Customer deposits	660,000	676,000
Capital leases, current portion	329,000	316,000
Long-term debt, current portion (including $0.7 million and $0.3 million associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	10,442,000	6,891,000
Total current liabilities	39,778,000	35,928,000
Deferred tax liability	2,179,000	2,179,000
Line of credit	30,499,000	26,679,000
Long-term debt, net of current portion (including $37.0 million and $21.0 million associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively, and debt discount of $107,000 and $113,000 associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	58,195,000	40,695,000
Capital leases, net of current portion	487,000	635,000
Other liabilities (including $4.5 million and $2.5 million associated with variable interest entity at June 30, 2020 and December 31, 2019, respectively)	5,782,000	3,183,000
Total liabilities	136,920,000	109,299,000
Commitments and Contingencies (Note 12)
Karat Packaging Inc. stockholders’ equity
Common stock, $0.001 par value, 100,000,000 shares authorized, 15,190,000 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	15,000	15,000
Additional paid in capital	13,981,000	13,981,000
Treasury stock, $0.001 par value, 10,000 shares and 0 shares on June 30, 2020 and December 31, 2019, respectively	(107,000)	—
Retained earnings	13,661,000	1,745,000
Total Karat Packaging Inc. stockholders’ equity	27,550,000	15,741,000
Noncontrolling interest	6,298,000	8,313,000
Total stockholders’ equity	33,848,000	24,054,000
Total liabilities and stockholders’ equity	$170,768,000	$133,353,000
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

Karat Packaging Inc. and Subsidiaries
Condensed Consolidated Statements of Income (UNAUDITED)
	Six months ended June 30,
	2020	2019
Net sales	$148,820,000	$108,459,000
Cost of goods sold	102,022,000	78,824,000
Gross profit	46,798,000	29,635,000
Operating expenses:
Selling expense	10,129,000	7,528,000
General and administrative expense (including $0.6 million and $0.5 million associated with variable interest entity for the six months ended June 30, 2020 and 2019, respectively)	18,071,000	18,625,000
Total operating expenses	28,200,000	26,153,000
Operating income	18,598,000	3,482,000
Other income (expense)
Other income (expense)	54,000	(264,000)
Gain (Loss) on foreign currency transactions	(109,000)	57,000
Gain on sale of asset (including $0 and $2.4 million associated with variable interest entity for the six months ended June 30, 2020 and 2019, respectively)	8,000	2,369,000
Interest expense (including $2.6 million of interest expense and $1.3 million of interest expense associated with variable interest entity for the six months ended June 30, 2020 and 2019, respectively)	(4,011,000)	(2,806,000)
Total other income (expense)	(4,058,000)	(644,000)
Income before provision for income tax	14,540,000	2,838,000
Provision for income tax	4,032,000	281,000
Net income	10,508,000	2,557,000
Net (loss) income attributable to noncontrolling interest	(2,015,000)	878,000
Net income attributable to Karat Packaging Inc.	$12,523,000	$1,679,000
Basic and diluted earnings per share:
Basic	$0.82	$0.11
Diluted	$0.81	$0.11
Weighted average common shares outstanding, basic	15,185,440	15,190,000
Weighted average common shares outstanding, diluted	15,456,440	15,472,000
The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

Karat Packaging Inc. and Subsidiaries
Condensed Consolidated Statement of Stockholders’ Equity (UNAUDITED)
	Common Stock		Additional Paid-in Capital	Treasury stock		Retained Earnings	Total Stockholder’s Equity attributable to Karat Packaging Inc.	Noncontrolling Interest	Total Stockholder’s Equity
	Shares	Amount		Shares	Amount
Balance, January 1, 2019	15,190,000	$15,000	$13,981,000	—	$—	$21,000	$14,017,000	$7,873,000	$21,890,000
Net income	—	—	—	—	—	1,679,000	1,679,000	878,000	2,557,000
Balance, June 30, 2019	15,190,000	15,000	13,981,000	—	—	1,700,000	15,696,000	8,751,000	24,447,000

	Common Stock		Additional Paid-in Capital	Treasury stock		Retained Earnings	Total Stockholder’s Equity attributable to Karat Packaging Inc.	Noncontrolling Interest	Total Stockholder’s Equity
	Shares	Amount		Shares	Amount
Balance, January 1, 2020	15,190,000	$15,000	$13,981,000	—	$—	$1,745,000	$15,741,000	$8,313,000	$24,054,000
Net income	—	—	—	—	—	12,523,000	12,523,000	(2,015,000)	10,508,000
Treasury stock purchases	—	—	—	(10,000)	(107,000)	—	(107,000)	—	(107,000)
Dividends paid to stockholders ($0.04 per share)	—	—	—	—	—	(607,000)	(607,000)	—	(607,000)
Balance, June 30, 2020	15,190,000	15,000	13,981,000	(10,000)	(107,000)	13,661,000	27,550,000	6,298,000	33,848,000

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

Karat Packaging Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (UNAUDITED)
	Six months ended June 30,
	2020	2019
Cash flows from operating activities
Net income	$10,508,000	$2,557,000
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,869,000	2,379,000
Provision for bad debt	98,000	83,000
Reserve for inventory obsolescence	—	(31,000)
Gain on sale of asset	(8,000)	(2,369,000)
Change in fair value of interest rate swap	2,298,000	1,260,000
Amortization of loan fees	6,000	—
(Increase) decrease in operating assets
Accounts receivable	(636,000)	(6,534,000)
Inventories	(8,317,000)	(9,308,000)
Prepaid expenses and other current assets	(598,000)	(309,000)
Due from affiliated companies	(741,000)	(432,000)
Deposits	1,762,000	(1,912,000)
Other assets	(85,000)	(64,000)
Increase (decrease) in operating liabilities
Accounts payable	(2,783,000)	3,976,000
Accrued expenses	4,752,000	624,000
Related party payable	(1,174,000)	(131,000)
Credit cards payable	(493,000)	173,000
Customer deposits	(16,000)	(1,430,000)
Other liabilities	301,000	1,902,000
Net cash provided by (used in) operating activities	$8,743,000	$(9,566,000)
Cash flows from investing activities
Purchases of property and equipment	(27,389,000)	(13,995,000)
Proceeds on disposal of property and equipment	12,000	10,055,000
Deposits paid for property and equipment	(3,593,000)	(10,602,000)
Net cash used in investing activities	$(30,970,000)	$(14,542,000)
Cash flows from financing activities
Net proceeds from line of credit	3,820,000	3,646,000
Proceeds from long-term debt, net of issuance cost	24,540,000	46,363,000
Payments on long-term debt	(3,495,000)	(22,358,000)
Dividends paid to shareholders	(607,000)	—
Payments for debt issuance costs	—	(119,000)
Payments on capital lease obligations	(158,000)	(49,000)
Treasury stock acquired	(107,000)	—
Net cash provided by financing activities	$23,993,000	$27,483,000
Net increase in cash and cash equivalents	1,766,000	3,375,000
Cash and cash equivalents
Beginning of year	$802,000	$965,000
End of year	$2,568,000	$4,340,000
Supplemental disclosures of non-cash investing and financing activities:
Capital expenditures funded by capital lease borrowings	$23,000	$922,000
Supplemental disclosures of cash flow information:
Cash paid for income tax	$—	$4,000
Cash paid for interest	$1,789,000	$1,349,000

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)
1.   Nature of Operations
Lollicup USA Inc. (“Lollicup”) was incorporated on January 21, 2001 under the laws of the State of California as an S-corporation. Effective January 1, 2018, Lollicup elected to convert from S-Corporation to a C-Corporation. Karat Packaging Inc. (“Karat Packaging”) was incorporated on September 26, 2018 as a Delaware corporation and became the holding company for Lollicup (collectively, the “Company”) through a share exchange with the shareholders of Lollicup.
The Company is a manufacturer and distributor of environmentally-friendly, single-use disposable products used in a variety of restaurant and foodservice settings. The Company supplies a wide range of products for the foodservice industry, including food containers, tableware, cups, lids, cutlery and straws. The products are available in plastic, paper, biopolymer-based and other compostable forms. The Company is also beginning to supply personal protective equipment related products to their customer such as face shields and face masks.
The Company also supplies products to smaller chains and businesses including boutique coffeehouses, bubble tea cafes, pizza parlors and frozen yogurt shops. The Company is also beginning to supply products to national and regional supermarkets as well as convenience stores.
The Company currently operates an approximately 300,000 and 500,000 square foot manufacturing facility and distribution and fulfillment center in Chino, California and Rockwall, Texas, respectively. In addition, the Company operates four other distribution centers located in Wilmer, Texas, Avenel, New Jersey, Sumner, Washington and Summerville, South Carolina.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles as promulgated in the United States of America (“US GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 8-03 of Regulation S-X. Accordingly, these condensed consolidated financial statements do not include all the information and footnotes required by US GAAP for complete financial statements. The financial information as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 is unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for any other interim period or for the year ending December 31, 2020.
The condensed consolidated balance sheet at December 31, 2019 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019.
Principles of Consolidation
The consolidated financial statements include the accounts of Karat Packaging and its wholly-owned operating subsidiary, Lollicup, and Global Wells, a variable interest entity wherein the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated.
Noncontrolling Interests
The Company consolidates its variable interest entity, Global Wells, in which the Company is the primary beneficiary. The Company became the primary beneficiary of Global Wells on March 23, 2018 upon execution of an operating lease agreement allowing the Company to lease Global Wells’ facility.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

Noncontrolling interests represent third-party equity ownership interests in Global Wells. The Company recognizes noncontrolling interests as equity in the consolidated financial statements separate from Company’s stockholders’ equity. The amount of net income (loss) attributable to noncontrolling interests is disclosed in the consolidated statements of income.
Estimates and Assumptions
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ materially from the estimates that were assumed in preparing the consolidated financial statements. Estimates that are significant to the consolidated financial statements include stock-based compensation, allowance for doubtful accounts, reserve for slow-moving and obsolete inventory, deferred taxes, and estimated useful lives of property and equipment.
Reporting Segments
The Company manages and evaluates its operations in one reportable segment. This segment consists of manufacturing and supply of a broad portfolio of single-use products that are used to serve food and beverages and are available in plastic, paper, foam, post-consumer recycled content and renewable materials. It also consists of the distribution of personal protective equipment related products such as face shields and face masks.
Earnings per Share
Basic earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the related period. Diluted earnings per common share is calculated by adjusting weighted average outstanding shares, assuming conversion of all potentially dilutive shares.
Cash and cash equivalents
The Company considers all highly liquid investments purchased with an original maturity at the date of purchase of three months or less to be cash equivalents. At June 30, 2020 and December 31, 2019, cash and cash equivalents were comprised of cash held in money market, cash on hand and cash deposited with banks.
Accounts Receivable
Accounts receivable consists primarily of amounts due from customers. Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history. The Company recognizes an allowance for bad debt on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt write-offs, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible.
Inventories
Inventories consist of raw materials, work-in-process, and finished goods. Inventory cost is determined using the first-in, first-out (FIFO) method and valued at lower of cost or net realizable value. The Company maintains reserves for excess and obsolete inventory considering various factors including historic usage, expected demand, anticipated sales price, and product obsolescence.
Property and Equipment
Property and equipment are carried at cost, net of accumulated depreciation and amortization, and net of impairment losses, if any. Depreciation of property and equipment are computed by straight-line

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

method over the estimated useful lives of the related assets. Leasehold improvements are amortized using the straight-line method over the term of the lease, or the estimated life of the improvement, whichever is less.
The estimated useful life of property and equipment are as follows:
Machinery and equipment	5 to 10 years
Leasehold improvements	Lower of useful life or lease term
Vehicles	3 – 5 years
Furniture and fixtures	7 years
Building	28 to 40 years
Property held under capital leases	3 – 5 years
Computer hardware and software	3 years
Normal repairs and maintenance are expensed as incurred, whereas significant changes that materially increase values or extend useful lives are capitalized and depreciated over the estimated useful lives of the related assets.
Deposits
Deposits include payments made for machinery and equipment related to the new Rockwall, Texas manufacturing facility. As of June 30, 2020 and December 31, 2019, the Company made deposits of approximately $8.6 million and $11.0 million, respectively, relating to machinery and equipment for this facility. Included in deposits are also payments made to the lessors of leased properties as security for the full and faithful observance of contracts, which will be refunded to the Company upon expiration or termination of the contract.
Impairment of Long-lived Assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. An impairment exists if the undiscounted cash flows generated by the Company’s long-lived assets are less than the net book value of the related assets. If the long-lived assets are impaired, an impairment loss is recognized and measured as the amount by which the carrying value exceeds the estimated fair value of those assets. For the period ended June 30, 2020 and the year ended December 31, 2019, management concluded that an impairment write-down was not required.
Government Grants
Government grants are not recognized unless there is reasonable assurance that the Company and Global Wells will comply with the grants’ conditions and that the grants will be received. As of June 30, 2020, the Company and Global Wells received $1,302,000 and $900,000, respectively. As of December 31, 2019, the Company and Global Wells received $1,302,000 and $600,000, respectively, of government grants. These grants are reported as deferred income within other liabilities in the accompanying consolidated balance sheets as there are conditions attached to the grants that the Company and Global Wells have not met. These conditions include requiring its facility in Rockwall, Texas to maintain a certain minimum tax value for the next five calendar years (the “Required Period”), continue operations in the facility for the Required Period, have a minimum number of full time equivalent employees with a minimum average annual gross wage employed in the operation of the facility in the Required Period, and promise to not engaging in a pattern or practice of unlawful employment of aliens during the Required Period.
Derivative Instruments
The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the statement of income during the current period.
The Company and Global Wells are exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments applicable to the Company and Global Wells is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with the Company and Global Wells’ fixed and floating-rate borrowings. As of June 30, 2020, the Company and Global Wells had interest rate swaps that are accounted for as a derivative instrument under ASC 815. The Company and Global Wells did not designate interest rate swaps for hedge accounting and as such, the change in fair value of interest rate swaps is recognized as interest expense in the accompanying consolidated statement of income.
Variable Interest Entities
Global Wells
In 2017, Lollicup along with three other unrelated parties formed Global Wells. Lollicup has a 13.5% ownership interest and a 25% voting interest in Global Wells, located in Rockwall, Texas. The purpose of this new entity is to own, construct, and manage a warehouse and manufacturing facility. Global Wells’ operating agreement may require its members to make additional contributions only upon the unanimous decision of the members or where the cash in Global Wells’ bank account falls below $50,000. In the event that a member is unable to make an additional capital contribution, the other members will be required to make contributions to offset the amount that member cannot contribute, up to $25,000.
Global Wells was determined to be a variable interest entity in accordance with ASC Topic 810, Consolidations, however, at the time the investment was made, it was determined that Lollicup was not the primary beneficiary. In 2018, Lollicup entered into an operating lease with Global Wells (“Texas Lease”). The lease term for the Texas Lease is for 10 years beginning October 1, 2018 and called for a monthly lease payment of $214,500. The lease agreement was subsequently amended for the lease term to begin in May 1, 2019 and calls for a monthly lease payment of $196,000. In June 2020, the Company entered into another operating lease with Global Wells (“New Jersey Lease”). The lease term for the New Jersey Lease is for 10 years beginning July 1, 2020 and calls for a monthly lease payment of $90,128.
Upon entering into the Texas Lease with Lollicup on March 23, 2018, it was determined that Lollicup holds current and potential rights that give it the power to direct activities of Global Wells that most significantly impact Global Wells’ economic performance, receive significant benefits, or the obligation to absorb potentially significant losses, resulting in Lollicup having a controlling financial interest in Global Wells. As a result, Lollicup was deemed to be the primary beneficiary of Global Wells and has consolidated Global Wells under the risk and reward model of ASC Topic 810, for the period from March 23, 2018. The monthly lease payments for the Texas Lease and New Jersey Lease are eliminated upon consolidation.
Assets recognized as a result of consolidating Global Wells do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating Global Wells do not represent additional claims of the Company’s general assets; they represent claims against the specific assets of Global Wells, except for the Company’s guarantee of Global Wells’ term loans. The Company was a guarantor for Global Wells’ construction loan, which provided for advances up to $21,640,000 and expired in May 2019. In May 2019, Global Wells entered into a loan agreement with a financial institution and used the proceeds from the new term loan to pay off the principal balance and accrued interest related to the construction loan. In June 2020, Global Wells entered into a loan agreement with a financial institution to purchase land and building in Branchburg, New Jersey, which was also guaranteed by the Company. The Company entered into an operating lease with Global

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

Wells to utilize the facility in Branchburg, New Jersey. As of June 30, 2020 and December 31, 2019, total loan guaranteed by the Company related to Global Wells amounted to $37,826,000 and $21,434,000, respectively. The term loans are also guaranteed by the Company’s two primary stockholders.
The following financial information includes assets and liabilities of Global Wells and are included in the accompanying consolidated balance sheets, except for those that eliminate upon consolidation:
	June 30, 2020	December 31, 2019
Cash	$268,000	$209,000
Accounts receivable	—	230,000
Property and equipment, net	48,425,000	27,111,000
Due from Lollicup USA Inc.	—	3,382,000
Deposits	—	1,740,000
Other assets	5,568,000	1,266,000
Total assets	$54,261,000	$33,938,000
Accounts payable	$68,000	$486,000
Accrued expenses	44,000	70,000
Due to Lollicup USA Inc.	4,600,000	—
Long-term debt, current portion	677,000	304,000
Long-term debt, net of current portion	37,042,000	21,017,000
Other liabilities	4,550,000	2,451,000
Total liabilities	$46,981,000	$24,328,000
Lollicup Franchising, LLC
The Company shares common ownership with Lollicup Franchising, LLC (“Lollicup Franchising”). Lollicup Franchising owns and operates one store and also licenses its name to third party store owners and operators. The Company sells inventory to Lollicup Franchising and to the licensed third-party stores. In connection with the sales to third-party stores, the Company has an incentive program with Lollicup Franchising where a certain percentage of the sales to the third-party stores are paid to Lollicup Franchising. The Company has determined that the Company holds a variable interest in Lollicup Franchising, however, it was determined that the Company is not the primary beneficiary.
The Company has the following assets and liabilities related to Lollicup Franchising included in the accompanying consolidated balance sheets:
	June 30, 2020	December 31, 2019
Due from affiliated companies	$1,433,000	$692,000
Accounts Payable	1,000	76,000
The Company has incurred incentive program expenses of $58,000 and $84,000 for the periods ended June 30, 2020 and 2019, respectively.
The Company does not have any explicit arrangements and implicit variable interest where the Company is required to provide financial support to Lollicup Franchising. The Company has determined that the maximum exposure to loss as a result of its involvement with Lollicup Franchising is zero.
Stockholder’s Equity
The Company’s Certificate of Incorporation authorize both common and preferred stock. The total number of shares of all classes of stock authorized for issuance is 110,000,000 shares, par value of $0.001,

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

with 10,000,000 designed as preferred stock and 100,000,000 designated as common stock. Each holder of common stock and preferred stock shall be entitled to one vote per share held.
In June 2020, a $0.04 cents per qualifying ordinary share of dividend was declared by the Company. The Company recorded a $607,000 of cash dividends as of June 30, 2020.
In March 2020, the Company acquired 10,000 of its own shares. The total amount paid to acquire the shares was $107,000 and has been deducted from shareholders’ equity. The shares are held as treasury stock.
Revenue Recognition
In May 2014, the FASB issued Accounting Standard Update (ASU) No. 2014-09, “Revenue from Contracts with Customers” (“ASC 606”). The Company adopted the ASC 606 applying the modified retrospective transition method that was applied to all contracts not completed as of January 1, 2019. Results for the reporting period beginning after January 1, 2019 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy generally accepted accounting principles.
For the periods ended June 30, 2020 and 2019, net sales consist of the following:
	June 30, 2020	June 30, 2019
National	$31,666,000	$14,998,00
Distributors	78,460,000	70,136,000
Retail	21,150,000	13,567,000
Online	17,544,000	9,758,000
	$148,820,000	$108,459,000
National distribution revenue: Revenue from national distributions is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from its manufacturing facility to the customers. The national distribution revenue recognized was $31,666,000 and $14,998,000 for the periods ended June 30, 2020 and 2019, respectively.
Distributors revenue: Revenue from distributors transactions is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from its manufacturing facility to the customers. The distributors revenue recognized was $78,460,000 and $70,136,000 for the periods ended June 30, 2020 and 2019, respectively.
Retail revenue: Revenue from retail transactions is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from its manufacturing facility to the customers. The retail revenue recognized was $21,150,000 and $13,567,000 for the periods ended June 30, 2020 and 2019, respectively.
Online revenue: Revenue from wholesale transactions is recognized at a point in time upon transfer of control of promised products to customers. Transfer of control typically occurs when the title and risk of loss passes to the customer. Shipping terms generally indicate when the title and risk of loss have passed, which is generally when the products are shipped from its manufacturing facility to the customers. The online sales revenue recognized was $17,544,000 and $9,758,000 for the periods ended June 30, 2020 and 2019, respectively.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

The transaction price is the amount of consideration to which the Company expects to be entitled to in exchange for transferring goods to the customer. Revenue is recorded based on the total estimated transaction price, which includes fixed consideration and estimates of variable consideration. Variable consideration includes estimates of rebates and other sales incentives, cash discounts for prompt payment, consideration payable to customers for cooperative advertising and other program incentives, and sales returns. The Company estimate its variable consideration based on contract terms and historical experience of actual results using the expected value method. The performance obligations are generally satisfied shortly after manufacturing and shipment as purchases made by the Company’s customers are manufactured and shipped with minimal lead time.
The Company’s contract liabilities consist of rebates and other sales incentives, consideration payable to customers for cooperative advertising and other program incentives, and sales return. As of June 30, 2020, the contract liabilities were not considered significant to the financial statements.
Shipping and handling fees billed to a customer are recorded within net sales, with corresponding shipping and handling costs recorded in selling expense on the accompanying consolidated statements of income. Shipping and handling fees billed to a customer are not deemed to be separate performance obligations as these activities occur before the customer receives the products. Shipping and handling costs included in line item selling expenses in the consolidated financial statements for the periods ended June 30, 2020 and 2019 were $8,065,000 and $5,944,000, respectively.
Sales taxes collected concurrently with revenue-producing activities and remitted to governmental authorities are excluded from revenue.
Sales commissions are expensed as incurred due to the amortization period being less than one year and are recorded in selling expense on the accompanying consolidated statements of income.
Advertising Costs
The Company expenses costs of print production, trade show, online marketing, and other advertisements in the period in which the expenditure is incurred. Advertising costs included in the line item selling, general and administrative expenses in the consolidated financial statements were $789,000 and $633,000 for the periods ended June 30, 2020 and 2019, respectively.
Income Taxes
The Company applies the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences between income tax and financial reporting and principally relate to recognition of revenue and expenses in different periods for financial and tax accounting purposes and are measured using currently enacted tax rates and laws. In addition, a deferred tax asset can be generated by net operating loss carryforwards. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.
The Company applies Accounting Standards Codification (“ASC”) 740, Income Taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
The Company’s practice is to recognize potential interest and/or penalties related to income tax matters as income tax expense in the accompanying consolidated statement of income. Accrued interest and penalties are included on the related tax liability in the consolidated balance sheet. The Company had no uncertain tax positions as of June 30, 2020 and December 31, 2019.
The Company applies ASU 2015-17, which requires that all deferred tax assets and liabilities to be classified as noncurrent in the balance sheet.
Concentration of Credit Risk
Cash is maintained at financial institutions and, at times, balances exceed federally insured limits. Management believes that the credit risk related to such deposits is minimal.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

The Company extends credit based on the valuation of the customers’ financial condition and general collateral is not required. Management believes the Company is not exposed to any material credit risk on these accounts.
For the periods ended June 30, 2020 and 2019, purchases from the following vendor makes up greater than 10 percent of total purchases:
	Six-months ended June 30,
	2020	2019
Keary Global Ltd. (“Keary Global”) and its affiliate, Keary International, Ltd.- related parties	—	11%
Shanghai Quantong Packaging Printing Co., Ltd.	11%	—
Amounts due to the following vendors at June 30, 2020 and December 31, 2019 that exceed 10 percent of total accounts payable are as follows:
	June 30, 2020	December 31, 2019
Keary Global and its affiliate, Keary International – related parties	20%	22%
Taizhou Fuling Plastics Co.,Ltd	11%	13%
No customer accounted for more than 10 percent of sales for the periods ended June 30, 2020 and 2019. No customer accounted for more than 10 percent of accounts receivable as of June 30, 2020 and December 31, 2019.
Fair Value Measurements
The Company follows ASC 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.
ASC 820 establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity and unobservable inputs reflect the entity’s own assumptions about how market participants would value an asset or liability based on the best information available.
Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.
The following describes the hierarchy of inputs used to measure fair value and the primary valuation methodologies used by the Center for financial instruments measured at fair value on a recurring basis. The three levels of inputs are as follows:
Level 1 — Quoted prices in active markets for identical assets or liabilities that the Center has the ability to access as of the measurement date.
Level 2 — Inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the same term of the assets or liabilities.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
At June 30, 2020 and December 31, 2019, the Company has financial instruments classified within the fair value hierarchy, which consist of the following:
•
Interest rate swaps that meets the definition of a derivative, classified as Level 2 within the fair value hierarchy, and reported as an asset or liability depending on its fair value on the consolidated balance sheet. The fair value of interest rate swaps is calculated using pricing models that will use volatility to quantify the probability of changes around interest rate trends.

•
Money market account, classified as Level 1 within the fair value hierarchy, and reported as a current asset on the consolidated balance sheet.

The following table summarize the Company’s fair value measurements by level at June 30, 2020 for the assets and liabilities measured at fair value on a recurring basis:
	Level 1	Level 2	Level 3
Cash equivalents	$2,568,000	$—	$—
Interest rate swaps	—	(3,579,000)	—
Fair value, June 30, 2020	$2,568,000	$(3,579,000)	$—
The following table summarize the Company’s fair value measurements by level at December 31, 2019 for the assets and liabilities measured at fair value on a recurring basis:
	Level 1	Level 2	Level 3
Cash equivalents	$802,000	$—	$—
Interest rate swaps	—	(1,281,000)	—
Fair value, December 31, 2019	$802,000	$(1,281,000)	$—
The Company has not elected the fair value option as presented by ASC 825, Fair Value Option for Financial Assets and Financial Liabilities, for the financial assets and liabilities that are not otherwise required to be carried at fair value. Under ASC 820, material financial assets and liabilities not carried at fair value, such as accounts receivable, accounts payable, and borrowing under promissory notes, are reported at their carrying value.
The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities approximate fair value because of the short maturity of these instruments. The carrying amounts of interest rate swaps, long-term debt, and line of credit at June 30, 2020 and December 31, 2019 approximates fair value because the interest rate approximates the current market interest rate. The fair value of these financial instruments was determined using level 2 inputs.
Foreign Currency
The Company includes gains or losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables, in the consolidated statements of income. The Company recorded a loss on foreign currency transactions of $109,000 for the period ended June 30, 2020 and a gain on foreign currency transactions of $57,000 for the period ended June 30, 2019.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

Stock-Based Compensation
The Company recognizes stock-based compensation expense related to employee stock options in accordance with ASC 718, Compensation — Stock Compensation. This standard requires the Company to record compensation expense equal to the fair value of awards granted to employees and non-employees.
The fair value of share-based payment awards is estimated on the grant-date using the Black-Scholes option pricing model. Key input assumptions used in the Black-Scholes option pricing model to estimate the grant date fair value of stock options include the fair value of the Company’s common stock, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate, and the Company’s expected annual dividend yield.
The risk-free interest rate assumption for options granted under the Plan is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.
The expected term of employee stock options under the Plan represents the weighted-average period that the stock options are expected to remain outstanding. The expected term of options granted is calculated based on the “simplified method,” which estimates the expected term based on the average of the vesting period and contractual term of the stock option.
The Company determined the expected volatility assumption using the frequency of daily historical prices of comparable public company’s common stock for a period equal to the expected term of the options.
The dividend yield assumption for options granted under the Plan is based on the Company’s history and expectation of dividend payouts.
Because there is no public market for the Company’s common stock, the Company determined the fair value of the common stock at the time of the grant of stock options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly traded companies, developments and milestones in the company, the likelihood of achieving a liquidity event and capital transactions, among other factors. The fair value has been determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants titled Valuation of Privately Held Company Equity Securities Issued as Compensation. In valuing the common stock at various dates, the Company determined its equity value generally using the income approach, the market comparable approach, or other valuation methods that the Company deem to be appropriate. Application of these approaches and methods involves the use of estimates, judgments and assumptions, such as future revenue, expenses and cash flows, selections of comparable companies, probabilities and timing of exit events, and other factors.
Stock-based compensation expense is based on awards that ultimately vest. Forfeitures are accounted for as they occur. The Company has elected to treat stock-based payment awards with graded vesting schedules and time-based service conditions as a single award and recognizes stock-based compensation expense on a straight-line basis over the requisite service period.
For purposes of financial accounting for stock-based compensation, the Company has determined the fair values of its options based in part on the work of a third-party valuation specialist. The determination of stock-based compensation is inherently uncertain and subjective and involves the application of valuation models and assumptions requiring the use of judgment. If the Company had made different assumptions, its stock-based compensation expense, and its net loss could have been significantly different.
New and Recently Adopted Accounting Standards
The Company is an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, the Company have elected to take advantage of certain reduced public company reporting requirements. In addition, Section 107 of the JOBS Act provides that an emerging

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, as a result, the Company will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for private companies.
In February 2016, the FASB issued ASU 2016-02 (Topic 842), “Leases”. This ASU amends a number of aspects of lease accounting, including requiring lessees to recognize operating leases with a term greater than one year on their balance sheet as a right-of-use asset and corresponding lease liability, measured at the present value of the lease payments. This ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. The FASB subsequently issued ASU 2018-11 (Topic 842), “Leases: Targeted Improvements” which amends ASC 842 in two important areas, including (i) allowing lessors to combine lease and associated nonlease components by class of underlying asset in contracts that meet certain criteria and, (ii) provides entities with an optional method for adopting the new leasing guidance by recognizing a cumulative-effect adjustment to the opening balance of the retained earnings, and not to restate the comparative periods presented at the adoption date. The effective date for ASC 842 for public business entities is annual reporting periods beginning after December 15, 2018. The effective date for all other entities is annual reporting periods beginning after December 15, 2021. As part of the IPO relief provided to emerging growth companies (EGC), an EGC may elect to adopt new standards on the timeline afforded a private company. The Company elects to adopt the new standard in annual reporting period beginning after December 15, 2021, and is currently assessing the impact of this standard on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13 “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which adds to U.S. GAAP an impairment model known as the current expected credit loss (CECL) model that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years for public business entities that are U.S. Securities and Exchange Commission (SEC) filers. For all other public business entities, the ASU is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, the ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted beginning after December 15, 2018, including interim periods within those fiscal years. The FASB subsequently issued ASU 2019-10 (Topic 326), “Financial Instruments-Credit Losses: Effective Dates” which amends the effective date for SEC filers that are eligible to be ‘smaller reporting companies’, non-SEC filers and all other companies, including not-for-profit companies and employee benefit plans. For calendar-year end companies that are eligible for the deferral, the effective date is January 1, 2023. As part of the IPO relief provided to emerging growth companies (EGC), an EGC may elect to adopt new standards on the timeline afforded a private company. The Company elects to adopt the new standard in annual reporting period beginning after January 1, 2023, and is currently assessing the impact of this standard on the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07 (Topic 718), “Compensation — Stock Compensation: Improvements to Non-employee Share based Payment Accounting”, which supersedes Subtopic 505-50 and expands the scope of ASC Topic 718 to include share-based payments issued to nonemployees for goods and services. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide financing to the issuer or awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC Topic 606. The FASB subsequently issued ASU 2019-08 (Topic 718), “Compensation — Stock Compensation” which clarifies guidance in Topic 718 on measurement and classification of share-based payments to customers. The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the ASU is effective for fiscal years beginning after

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than a company’s adoption date of Topic 606. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13 “Fair Value Measurement (Topic 820) Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement”. The guidance in this ASU eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. Entities are no longer required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy but require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. Certain provisions are applied prospectively while others are applied retrospectively. This ASU is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material impact on the consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”. The guidance in this ASU eliminates certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. For public entities, the amendments in this Update are effective for fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendment is permitted. As part of the IPO relief provided to emerging growth companies (EGC), an EGC may elect to adopt new standards on the timeline afforded a private company. The Company elects to adopt the new standard in annual reporting period beginning after December 15, 2021, and is currently assessing the impact of this standard on the Company’s consolidated financial statements.
In March 2020, the FASB issued ASU 2020-03 “Codification Improvements to Financial Instruments”. The guidance in this ASU clarifies the requirement for all entities to provide the fair value option disclosures in paragraphs 825-10-50-24 through 50-32 of the FASB’s ASC. The guidance also clarifies that the contractual term of a net investment in a lease determined in accordance with ASC 842, “Leases”, should be the contractual term used to measure expected credit losses under ASC 326, “Financial Instruments — Credit Losses”. This ASU is effective upon adoption of the amendments in ASU 2016-13. Early adoption is not permitted before an entity’s adoption of ASU 2016.13.
3.   Inventories
Inventories consist of the following:
	June 30, 2020	December 31, 2019
Raw materials	$4,598,000	$3,698,000
Work in progress	127,000	127,000
Finished goods	39,374,000	31,957,000
Subtotal	44,099,000	35,782,000
Less inventory reserve	(354,000)	(354,000)
Total inventories	$43,745,000	$35,428,000
4.   Property and Equipment
	June 30, 2020	December 31, 2019
Machinery and equipment	$46,452,000	$40,575,000
Leasehold improvements	16,412,000	15,071,000

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

	June 30, 2020	December 31, 2019
Vehicles	2,327,000	2,424,000
Furniture and fixtures	760,000	729,000
Building	34,134,000	17,237,000
Land	11,907,000	3,017,000
Property held under capital leases	1,607,000	1,582,000
Computer hardware and software	518,000	502,000
	114,117,000	81,137,000
Less accumulated depreciation	(25,605,000)	(22,117,000)
Total property and equipment, net	$88,512,000	$59,020,000

In May 2019, Global Wells purchased approximately 18.4 acres of land in Branchburg, New Jersey for a purchase price of $8,890,000 and approximately 187,500 square feet of building to be constructed by the Seller on the 18.4 acres of land for a purchase price of $16,896,650. The building will be primarily used as a warehouse and distribution center.
Depreciation and amortization expense were $3,869,000 and $2,379,000 for the periods ended June 30, 2020 and 2019, respectively. Depreciation and amortization expense are reported within general and administrative expense except for depreciation and amortization expense related to manufacturing facilities and equipment, which are included in cost of goods sold on the accompanying consolidated statements of income.
In April 2019, Global Wells sold approximately 160,000 total square feet of warehouse space to a third party for an aggregate selling price of $10,055,000.
5.   Line of Credit
The Company has a line of credit with a lender with an initial maturity date of February 23, 2019. The agreement was amended prior to maturity to extend the maturity date to May 2019. In May 2019, the line of credit was amended again to extend the maturity date to May 2021 and increase the maximum borrowing from $25,000,000 to $30,000,000. Interest accrues at an annual rate of prime less 0.25% (3.25% at June 30, 2020 and 5.25% December 31, 2019). In September 2019, the Company further increased the maximum borrowing from $30,000,000 to $40,000,000. In July 2020, the line of credit was amended again to extend the maturity date to May 2022. The Company has $30,499,000 and $26,679,000 of line of credit borrowings as of June 30, 2020 and December 31, 2019, respectively. The Company is not required to pay a commitment (unused) fee on the undrawn portion of the line of credit and interest is payable monthly. The amount that can be borrowed is subject to a borrowing base that is calculated as a percentage of the accounts receivable and inventory balances measured monthly. The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the line of credit agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum tangible net worth, minimum debt service coverage ratio, and minimum debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio. As of June 30, 2019, the Company was in compliance with the financial covenants. The Line of Credit also includes a standby letter of credit sublimit. The amounts issued under the standby letter of credit was $900,000 and $800,000 as of June 30, 2020 and December 31, 2019, respectively.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

6.   Accrued Expenses
The following table summarizes information related to accrued expense liabilities:
	June 30, 2020	December 31, 2019
Accrued expense	$1,447,000	$817,000
Accrued interest	137,000	181,000
Accrued payroll	1,097,000	1,111,000
Accrued vacation and sick pay	537,000	379,000
Deferred rent liability	338,000	322,000
Income tax payable	4,032,000	26,000
Total accrued expenses	$7,588,000	$2,836,000
7.   Long-Term Debt
Long-term debt consists of the following:
	June 30, 2020	December 31, 2019
A promissory note that allowed for advances up to $5,000,000 through March 2018, at which point it converted to a term loan. Outstanding principal balance of $4,814,677 was converted in March 2018, maturing in March 2023. Principal and interest payment of $90,815 due monthly at the fixed rate of 4.98%. The loan is secured by certain machinery and equipment. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum fixed charge coverage ratio and net income.	2,800,000	$3,266,000
An equipment loan with a draw down period ending August 28, 2019 for up to
$10,000,000, at which point the entire principal outstanding is due, unless extended. Outstanding principal balance of $9,476,000 was converted to a term loan in June 2019, maturing in June 2024. Principal and interest payment of
$192,572 due monthly starting August 2019 at the fixed rate of 5.75%. The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.
	8,372,000	9,267,000
A $2,130,000 term loan that expires April 30, 2021. Principal and interest payment of $53,539 due monthly with the remaining principal and unpaid interest due at maturity. Interest accrues based on prime rate (3.25% as of June 30, 2020 and
4.75% as of December 31, 2019). The loan is secured by the company’s assets and guaranteed by the company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.
	524,000	831,000
A $1,620,000 term loan that expires September 30, 2020. Principal and interest payment of $50,282 due monthly with the remaining principal and unpaid interest due at maturity. Interest accrues at a fixed rate of 5.25%. The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.	150,000	442,000
Subtotal, continue on following page	$11,846,000	$13,806,000

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

	June 30, 2020	December 31, 2019
Subtotal from previous page	$11,846,000	$13,806,000
A $935,000 term loan that expires December 31, 2021. Principal and interest payment of $19,834 due monthly with the remaining principal and unpaid interest due at maturity. Interest accrues at a fixed rate of 3.50%. The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.	347,000	459,000
An equipment loan with a draw down period ended May 31, 2019 for up to
$10,000,000. After the draw period, the outstanding principal balance is converted to a term loan payable, maturing on May 31, 2024. The first principal and interest payment commenced in July 2019. Interest accrued based on prime rate (3.25% as of June 30, 2020 and 4.75% as of December 31, 2019). The loan is secured by the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain fixed financial covenants, including a fixed charge coverage ratio and a minimum tangible net worth.
	8,000,000	9,000,000
A $3,000,000 term loan that expires December 2024. Interest only payment due for the first six months. Principal and interest payment of $57,769 due monthly beginning January 2020 with the remaining principal and unpaid interest due at maturity. Interest accrues at prime rate plus 0.25% (3.5% at June 30, 2020 and
5% at December 31, 2019).The loan is secured the Company’s assets and guaranteed by the Company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum tangible net worth, debt service charge ratio, and debt to EBITDA rolling ratio.
	2,725,000	3,000,000
A $21,580,000 term loan that matures in May 2029. Interest accrues at prime rate less 0.25% (3.0% at June 30, 2020 and 4.5% at December 31, 2019) and principal payments ranging from $24,356 to $39,581 along with interest are due monthly throughout the term of the loan, with the remaining principal balance due at maturity. The loan is collateralized by substantially all of the Company’s and
Global Well’s assets and is guaranteed by the Company and its stockholders.
The Company incurred debt issuance costs of approximately $119,000, which is reported as a reduction of the carrying value of debt on the accompanying consolidated balance sheet.
	21,286,000	21,434,000
Subtotal, continue on following page	$44,204,000	$47,699,000
Subtotal from previous page	$44,204,000	$47,699,000
A $3,000,000 term loan that expires June 17, 2025. Principal and interest payment of $54,623 due monthly with the remaining principal and unpaid interest due at maturity. Interest accrues based on prime rate plus margin of 0.25% (3.5% as of June 30, 2020). The loan is secured by the company’s assets and guaranteed by the company’s stockholders. In accordance with the loan agreement, the Company must comply with certain financial covenants, including a minimum current ratio, minimum effective tangible net-worth, maximum debt to effective tangible net worth, and minimum debt coverage ratio.	3,000,000	—
A $5,000,000 Paycheck Protection Program loan that expires April 16, 2022. Interest accrues at 1%.	5,000,000	—

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

	June 30, 2020	December 31, 2019
A $16,540,000 term loan that matures June 30, 2025. Interest accrues at 4.5% fixed and principal payments ranging from $30,524 to $37,720 along with interest are due monthly throughout the term of the loan, with the remaining principal balance due at maturity. The loan is collateralized by substantially all of the Company’s and Global Well’s assets and is guaranteed by the Company and its stockholders.	16,540,000	—
Long-term debt	68,744,000	47,699,000
Less: unamortized loan fees	(107,000)	(113,000)
Less: current portion	(10,442,000)	(6,891,000)
Long-term debt, net of current portion	$58,195,000	$40,695,000

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

At June 30, 2020, future maturities are:
Years ending December 31,	Amount
2020 (remainder)	$5,547,000
2021	9,711,000
2022	7,855,000
2023	6,432,000
2024	4,726,000
Thereafter	34,473,000
$68,744,000
As of June 30, 2020, the Company was in compliance with the financial covenants for all long-term debt outstanding. As of December 31, 2019, the company was not in compliance with certain financial covenants and received a waiver from the financial institution.
On April 16, 2020, the Company received loan proceeds in the amount of approximately $5,000,000 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are potentially forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.
The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support ongoing operations. This certification further required the Company to take into account its current business activity and ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. The receipt of these funds, and the potential forgiveness of these PPP loan, are dependent on the Company having initially qualified for the loan, and qualifying for the forgiveness of such loan is based on its future adherence to the forgiveness criteria. If, despite the good-faith belief that given the Company’s circumstances all eligibility requirements for the PPP loan were satisfied, it is later determined that the Company is ineligible to receive the PPP loan, it may be required to repay the PPP loan in its entirety and/or be subject to additional penalties. While the Company intends to apply for the forgiveness of the loan, there is no assurance that the Company will obtain forgiveness of the loan in whole or in part.
8.   Interest Rate Swaps
In June 2019, Global Wells entered into a 10-year floating-to-fixed interest-rate swap, with an effective date of June 13, 2019, that is based on the prime rate versus a 5.05% fixed rate. The notional was $21,580,000 as of June 30, 2019. The payment dates are the fifth day of the month beginning July 5, 2019 to the termination date of May 4, 2029. As of June 30, 2020 and December 31, 2019, the fair value of the interest rate swap was $3,247,000 and $1,150,000, respectively, which is reported as other liabilities in the accompanying consolidated balance sheets. For the six months ended June 30, 2020 and 2019, the Company recognized approximately $2,097,000 and $1,114,000, respectively, as interest expense related to change in fair value of this interest rate swap.
In June 2019, the Company also entered into a 5-year floating-to-fixed interest-rate swap, with an effective date of June 3, 2019, that is based on the prime rate versus 5.19% fixed rate. The notional was $10,000,000 as of June 30, 2019. The payment dates are the fifth day of the month beginning July 5, 2019 to the termination date of May 31, 2024. As of June 30, 2020 and December 31, 2019, the fair value of the

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

interest rate swap was $332,000 and $131,000, respectively, which is reported as other liabilities in the accompanying consolidated balance sheets. For the six months ended June 30, 2020 and 2019, the Company recognized approximately $201,000 and $146,000, respectively, as interest expense related to change in fair value of this interest rate swap.
9.   Obligations Under Capital Leases
The Company is the lessee of warehouse vehicles under capital leases that expire in various years through 2024. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or fair value of the assets. The assets are depreciated over their estimated useful lives. Depreciation of property under capital leases is included in depreciation and amortization expense within the general and administrative operating expenses.
Interest rates on capitalized leases vary from 3.55% to 6.50% and are imputed based on the lower of the Company’s incremental borrowing rate at the inception of each lease or the lessor’s implicit rate of return.
The capital leases provide for bargain purchase options and are guaranteed by the stockholders of the Company.
10.   Stock-based Compensation
In January 2019, the Company’s Board of Directors adopted the 2019 Stock Incentive Plan (the “Plan”). A total of 2,000,000 shares of common stock has been authorized and reserved for issuance under the Plan in the form of incentive or nonqualified stock options and stock awards. A committee appointed by the Board of Directors of the Company determines the terms and conditions of each grant under the Plan. Employees, directors, and consultants are eligible to receive stock options and stock awards under the Plan. The aggregate number of shares available under the Plan and the number of shares subject to outstanding options may be increased or decreased by the Plan administrator to reflect any changes in the outstanding common stock by reason of any recapitalization, reorganization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock or similar transaction.
The exercise price of incentive stock options may not be less than the fair market value of the common stock at the date of grant. The exercise price of incentive stock options granted to individuals that own greater than 10% of the voting stock may not be less than 110% of the fair market value of the common stock at the date of grant.
The term of each incentive and nonqualified option is based upon such conditions as determined by the option agreement; however, the term can be no more than ten years from the date of the grant. In the case of an incentive stock option granted to an optionee who, at the time the option is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any parent or subsidiary, the term of the option will be such shorter term as may be provided in the option agreement, but not more than five years from the date of the grant.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

Stock Options
A summary of the Company’s stock option activity under the Plan for the period ended June 30, 2020 is as follows:
	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contract Life (In Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	15,000	$10.00	8.5	$—
Granted	—	—
Exercised	—	—
Canceled/forfeited	—	—
Outstanding at June 30, 2020	15,000	$10.00	8.5	$—
Expected to vest at June 30, 2020	15,000	$10.00	8.5	$—
Exercisable at June 30, 2020	—	$—	—	$—
The weighted-average grant date fair-value of the stock options issued for the period ended December 31, 2019 was $2.68. At June 30, 2020 and December 31, 2019, total remaining stock-based compensation expense for unvested awards is approximately $40,000.
The assumptions that were used to calculate the grant date fair value of the Company’s stock option grants for the period ended December 31, 2019 were as follows:
Risk-free interest rate	2.53%
Expected term (years)	6.25
Volatility	25%
Dividend yield	0.81%
Restricted stock
The Company issued restricted stock units to employees of the Company. The following table summarizes the unvested restricted stock units for the period ended June 30, 2020:
	Number of Shares Outstanding	Weighted Average Grant Date Fair Value
Unvested at December 31, 2019	267,000	$10.00
Granted	—	—
Vested	—	—
Forfeited	(11,000)	(10.00)
Unvested at June 30, 2020	256,000	$10.00
The restricted stock units and stock options granted are subjected to vesting conditions that is contingent upon the closing of an initial public offering of the Company. Given the restriction on vesting, no stock-based compensation expense was recognized for the period ended June 30, 2020. Upon closing of the Company’s initial public offering, the restricted stock units and stock options granted will begin vesting, at which point the Company will start recognizing stock-based compensation over the vesting period, which is generally over 3 years for the restricted stock units and 1 year for the stock options.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

11.   Earnings Per Share
(a)   Basic
Basic earnings per share is calculated by dividing the net profit for the year by the weighted average number of ordinary shares outstanding during the financial year held by the Company.
	Six months ended June 30,
	2020	2019
Net income attributable to Karat Packaging Inc.	$12,523,000	$1,679,000
Weighted average number of ordinary shares in issue	15,185,440	15,190,000
Basic earnings per share	$0.82	$0.11
(b)   Diluted
For the purpose of calculating diluted earnings per share, the profit attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential convertible shares and shares issuable through stock options and restricted stock awards. The dilutive earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares that would have been in issue, inclusive of all potentially dilutive shares including unexercised stock options and unvested restricted stock, adjusted by the number of such shares that would have been issued at fair value as follows:
	Six months ended June 30,
	2020	2019
Net income attributable to Karat Packaging Inc.	$12,523,000	$1,679,000
Weighted average number of ordinary shares in issue	15,185,440	15,190,000
Dilutive shares	271,000	282,000
Adjusted weighted average number of ordinary shares	15,456,440	15,472,000
Diluted earnings per share	$0.81	$0.11
For the six months ended June 30, 2020 and 2019, a total of 271,000 and 282,000 shares of potentially dilutive shares, respectively, have been excluded in the diluted earnings per share calculation due to its anti-dilutive impact on earnings per share.
12.   Commitments and Contingencies
Lease Commitments
The Company leases its facilities under various operating leases expiring through 2029. The Company also leases automobiles under various operating leases expiring through 2023.
In 2018, Lollicup entered into an operating lease with Global Wells (“Texas Lease”). The lease term for the Texas Lease is for 10 years beginning October 1, 2018 and called for a monthly lease payment of $214,500. The lease agreement was subsequently amended for the lease term to begin in May 1, 2019 and calls for a monthly lease payment of $196,000.
In June 2020, the Company entered into another operating lease with Global Wells (“New Jersey Lease”). The lease term for the New Jersey Lease is for 10 years beginning July 1, 2020 and calls for a monthly lease payment of $90,128.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

At June 30, 2020, approximate future minimum lease obligations are:
Amount
2020 (remainder)	$2,650,000
2021	4,869,000
2022	4,960,000
2023	4,994,000
2024	3,820,000
Thereafter	11,279,000
$35,224,000
Contingencies
The Company is involved from time to time in certain legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such litigation and claims, should they arise in the future, is not likely to have a material effect on the Company’s financial position or results of operations.
13.   Related Party Transactions
As of June 30, 2020 and December 31, 2019, due from affiliated parties represent amounts receivable of $1,433,000 and $692,000, respectively, due from Lollicup Franchising. Lollicup Franchising is determined to be a related party by virtue of common control. Sales during the six month period ended June 30, 2020 and 2019 to this related party were $18,000 and $76,000, respectively. The Company has incurred incentive program expenses of $58,000 and $84,000 for the periods ended June 30, 2020 and 2019, respectively.
As a minority stockholder of the Company, Keary Global owns 250,004 shares of common stock as of June 30, 2020, which Keary Global acquired upon exercise of two convertible notes during the third quarter of 2018. Keary Global and its affiliate, Keary International, are owned by one of the Company’s stockholders’ family member, who is also an employee of the Company. In addition to being a stockholder, Keary Global and Keary International are inventory suppliers and purchasing agents for the Company overseas. The Company has entered into ongoing purchase and supply agreements with Keary Global. At June 30, 2020 and December 31, 2019, the Company has accounts payable due to Keary Global and Keary International, of $3,936,000 and $5,110,000, respectively. Purchases for the periods ended June 30, 2020 and 2019 from this related party were $11,810,000 and $12,231,000, respectively.
14.   Income Taxes
In determining the interim provision for income taxes, the Company uses the annual estimated effective tax rate applied to the actual year-to-date income and adds the tax effects of any discrete items in the reporting period in which they occur.
For the six months ended June 30, 2020, the Company’s annual estimated effective tax rate differed from the U.S. federal statutory tax rate of 21% primarily due to exclusion of non-controlling interest income, state taxes, nondeductible permanent expenses and income tax credits. For the six months ended June 30, 2019, the Company’s annual estimated effective tax rate differed from the U.S. federal statutory tax rate of 21% primarily due to exclusion of non-controlling interest income, state taxes, nondeductible meals and entertainment expense and income tax credits.
ASC 740, Income Taxes, provides for the recognition of deferred tax assets if realization of these assets is more-likely-than-not. In evaluating the Company’s ability to recover its deferred tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. Based upon the level of historical taxable income, at this time, the Company determined that sufficient positive evidence existed to conclude that it is more likely than not there will be full utilization of the deferred tax assets in each jurisdiction.
The Company remains subject to IRS examination for the 2016 through 2019 tax years, and received notice in February 2019 that it is under examination for years 2016 and 2017. Additionally, the Company files multiple state and local income tax returns and remains subject to examination in various of these jurisdictions, including California for the 2015 through 2019 tax years, and South Carolina for the 2016 through 2019 tax years. Texas was selected for audit in January 2019. The state agent from the State of Texas has completed its examination in February 2019 and had no proposed adjustment.
The Company accounts for uncertainties in income tax in accordance with ASC 740-10 — Accounting for Uncertainty in Income Taxes. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This accounting standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2020, the Company does not have any unrecognized tax benefits.
On March 27, 2020, the ‘Coronavirus Aid, Relief, and Economic Security Act’ (the CARES Act) was signed into law by the president. The CARES act provides several favorable tax provisions. The Company evaluated the impacts of CARES Act and determined it currently has no material impact to the income tax provision.
15.   COVID-19
On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.
As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, while the Company is not able to precisely estimate the effects of the COVID-19 outbreak, the Company does not believe that it will be adversely affected. Furthermore, in response to the pandemic, the Company started supplying personal protective equipment related products to their customers, which had a positive impact to the Company’s operations.
Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company’s results of future operations, financial position, and liquidity in fiscal years 2020 and 2021.
16.   Subsequent Events
The Company evaluates subsequent events in accordance with ASC 855, Subsequent Events. The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued.
The Company acquired 13,000 of its own shares in July 2020. The total amount paid to acquire the shares was $141,000 and has been deducted from shareholders’ equity. The shares are held as treasury stock.

Karat Packaging Inc. and Subsidiaries
Notes to the Condensed Consolidated Financial Statements (UNAUDITED)

On September 1, 2020, the Company acquired all of the membership interest in Lollicup Franchising, LLC for cash consideration of $900,000. As a result of this transaction, Lollicup Franchising merged with and into Lollicup USA and is no longer a variable interest entity as of September 1, 2020.

             Shares
Common Stock
Karat Packaging Inc.

Stifel

           , 2020

Part II
Information not required in prospectus
Item 13.
Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, and The Nasdaq Global Market listing application fees.
Amount to be Paid
SEC registration fee	$9,735
FINRA filing fee	*
The Nasdaq Global Market listing application fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous fees and expenses	*
Total	*

*
To be completed by amendment

Item 14.
Indemnification of Directors and Officers.

The Company is incorporated under the laws of the State of Delaware. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
The Company’s certificate of incorporation includes a provision that, to the fullest extent permitted by the DGCL, eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director. In addition, its bylaws require the Company to indemnify, to the fullest extent permitted by law, any person made or threatened to be made a party to an action or proceeding (whether criminal, civil, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or, while a director or officer of the Company, serves or served at any other enterprise as a director, officer, employee or agent at the Company’s request, against all liability and loss suffered and expenses (including attorney’s fees) reasonably incurred in connection with any such action or proceeding. The Company is not required to advance expenses incurred by its directors and officers in defending any action or proceeding for which indemnification is required or permitted, subject to certain limited exceptions. The indemnification rights conferred by the Company’s certification of incorporation and bylaws are not exclusive.
Our policy is to enter into agreements with our directors and executive officers that require us to indemnify them against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party to or participant in by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. These indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
The Company maintains a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the Company for those losses for which it has lawfully indemnified the directors and officers. The policy contains various exclusions.
In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Company and the Company’s officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, or otherwise.
Item 15.
Recent Sales of Unregistered Securities.

In September 2018, we incorporated Karat Packaging Inc. in Delaware, and the Company, Lollicup, and Messrs. Yu and Cheng and the other shareholders of Lollicup (together, the “Lollicup Shareholders”) entered into a share exchange agreement and plan of reorganization whereby the Lollicup Shareholders exchanged their shares of common stock in Lollicup for an equal number of shares of common stock of the Company, resulting in Lollicup becoming a wholly-owned subsidiary of the Company.
From October 31, 2018 through November 14, 2018, we sold to 11 investors an aggregate of 190,000 shares of our common stock for total cash consideration of  $1,900,000.
No underwriters were used in connection with any of the foregoing transactions. Except as otherwise noted, these issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, including in some cases, Regulation D and Rule 506 promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to offer or sell, in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.
Item 16.
Exhibits and Financial Statement Schedules.

The following exhibits are filed herewith or incorporated by reference to exhibits previously filed with the SEC.
Exhibit No.		Description
1	.1**	Form of Underwriting Agreement
3	.1*	Certificate of Incorporation of Karat Packaging Inc.
3	.2*	Bylaws of Karat Packaging Inc.
4	.1*	Form of Common Stock Certificate
5	.1**	Opinion of Akerman LLP
10	.1*+	Karat Packaging Inc. 2019 Stock Incentive Plan

Exhibit No.		Description
10	.2*+	Form of Restricted Stock Unit Award Agreement Pursuant to the Karat Packaging Inc. 2019 Stock Incentive Plan
10	.3*+	Form of Karat Packaging Inc. 2019 Stock Incentive Plan Stock Option Agreement
10	.4*	Amended and Restated Lease Agreement, by and between the Company and Global Wells Investment Group LLC for the Texas facility
10	.5*	Standard Industrial/Commercial Single-Tenant Lease-Gross, dated February 6, 2013, by and between First Industrial, LP, a Delaware limited partnership and Lollicup USA Inc.
10	.6*	First Amendment to Standard Industrial/Commercial Single-Tenant Lease-Gross, dated November 14, 2018, by and between First Industrial, LP, a Delaware limited partnership and Lollicup USA Inc.
10	.7*	Lease Agreement dated July 16, 2020, by and between Lollicup USA Inc. and Global Wells Investment Group LLC for the New Jersey facility
10	.8*	Share Exchange Agreement and Plan of Reorganization, dated as of September 27, 2018, entered into by the Company, Lollicup USA Inc., and each of Alan Yu, Marvin Cheng, Karat
Global Group, LTD. (now known as Keary Global Group, LTD.) and Plutus Investment
Holding Company
10	.9*	Assignment and Assumption of Grants, by and between Lollicup USA Inc. and Global Wells Investment Group LLC effective as of July 1, 2018
10	.10*	Form of Indemnification Agreement
10	.11*	Purchase and Sale Agreement dated April 9, 2019 by and between Global Wells Investment Group LLC and Atosa Catering Equipment, Inc.
10	.12*	Business Loan Agreement dated February 23, 2018 by and between Lollicup USA Inc. and Hanmi Bank
10	.13*	Business Loan Agreement dated March 17, 2020 by and between Lollicup USA Inc. and Hanmi Bank
10	.14*	Note dated April 16, 2020 by and between Lollicup USA Inc. and Hanmi Bank
10	.15*	Commercial Security Agreement dated June 30, 2020 by and between Global Wells Investment Group LLC and Hanmi Bank
21	.1*	List of Subsidiaries
23	.1**	Consent of BDO USA, LLP, an independent registered public accounting firm
23	.2**	Consent of Akerman LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included in signature page to this registration statement)

*
Filed herewith

**
To be filed by amendment.

+
Indicates management compensatory agreement

Item 17.
Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(a)
The undersigned Registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c)
The undersigned Registrant hereby undertakes that it will:

(1)
for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective.

(2)
for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chino, State of California, on this 13th day of October, 2020.
KARAT PACKAGING INC.
By:

Name: Alan Yu
Title:
Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alan Yu and Ann T. Sabahat, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Alan Yu	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	October 13, 2020
Ann T. Sabahat	Chief Financial Officer (Principal Financial and Accounting Officer)	October 13, 2020
Marvin Cheng	Vice President — Manufacturing, Secretary and Director	October 13, 2020
Eve Yen	Director	October 13, 2020
Paul Y. Chen	Director	October 13, 2020
Eric Chen	Director	October 13, 2020